     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 17, 2000
                                                 REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------
                            THE CONCOURS GROUP, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          8742                         76-0521812
   (State of incorporation)      (Primary standard industrial          (I.R.S. Employer
                                  classification code number)         Identification No.)

                      3 KINGWOOD PLACE, 800 ROCKMEAD DRIVE
                             KINGWOOD, TEXAS 77339
                                 (281) 359-3464
    (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                              RONALD P. CHRISTMAN
                      3 KINGWOOD PLACE, 800 ROCKMEAD DRIVE
                             KINGWOOD, TEXAS 77339
                                 (281) 359-3464
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------
                                   Copies To:

              DONALD W. BRODSKY                              JULIE T. SPELLMAN
                 KAREN BRYANT                             CRAVATH, SWAINE & MOORE
     JENKENS & GILCHRIST, A PROFESSIONAL                      WORLDWIDE PLAZA
                 CORPORATION                                 825 EIGHTH AVENUE
        1100 LOUISIANA ST., SUITE 1800                    NEW YORK, NEW YORK 10019
             HOUSTON, TEXAS 77002                              (212) 474-1000
                (713) 951-3300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF SECURITIES                AGGREGATE OFFERING         AMOUNT OF
                     TO BE REGISTERED                           PRICE(1)(2)        REGISTRATION FEE(2)
--------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share....................      $57,500,000              $15,180
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2) Estimated pursuant to Rule 457 under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 17, 2000

PROSPECTUS
                                              SHARES

                            THE CONCOURS GROUP, INC.
                                  COMMON STOCK
                              $         PER SHARE
                               ------------------

     The Concours Group, Inc. is selling     shares of its common stock. The
underwriters named in this prospectus may purchase up to           additional
shares of common stock from The Concours Group, Inc. to cover any over-allotments.

     This is an initial public offering of common stock. The Concours Group,
Inc. currently expects the initial public offering price to be between $     and
$     per share, and has applied to have the common stock included for quotation
on the Nasdaq National Market under the symbol "       ".

                               ------------------

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price                                         $           $
Underwriting Discount                                         $           $
Proceeds to Concours (before expenses)                        $           $

     The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about           ,
2000.

                               ------------------

SALOMON SMITH BARNEY

                           U.S. BANCORP PIPER JAFFRAY

                                                         WILLIAM BLAIR & COMPANY

            , 2000

                             [BACK OF FRONT COVER]

                            [DESCRIPTION OF ARTWORK]

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. CONCOURS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................
Risk Factors................................................
Forward-Looking Statements; Market Data.....................
Use of Proceeds.............................................
Dividend Policy.............................................
Capitalization..............................................
Dilution....................................................
Unaudited Pro Forma Financial Data..........................
Selected Consolidated Financial Data........................
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................
Business....................................................
Management..................................................
Related Transactions and Recent Acquisition.................
Principal Stockholders......................................
Description of Capital Stock................................
Shares Eligible for Future Sale.............................
Material United States Federal Tax Considerations for
  Foreign Holders...........................................
Underwriting................................................
Legal Matters...............................................
Experts.....................................................
Where You Can Find Additional Information...................
Index to Consolidated Financial Statements..................   F-1

                               ------------------

Until           , 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and the notes to those statements, before deciding to invest in our common stock. Unless noted, all information in this prospectus assumes that the underwriters have not exercised their over-allotment option. See "Underwriting." References to "Concours," "we," "our" and "us" refer to The Concours Group, Inc.

                                  OUR COMPANY

     Concours delivers management and strategy consulting, research and executive education services which enable our clients to improve their performance and competitiveness by capitalizing on the potential of business, technology and human assets. Currently our services are focused on advising Global 1000 and mid-size corporations in developing and deploying eBusiness strategies. An eBusiness combines the latest Internet and other new technologies with complementary business and human resource strategies to adapt and thrive in the digital economy. Our operating model is designed to enable us to rapidly evolve our services to anticipate and meet the needs of our clients in fast-changing markets.

     We currently provide consulting services in the following areas:

     - eBusiness and business strategy;

     - eBusiness solution implementation planning and management;

     - information technology (IT) strategy, implementation planning and management; and

     - custom executive education.

     Our operating model is based on four core capabilities: Re.sults(R) research projects, subscription-based multi-client programs, mindshare marketing and a dedicated salesforce. Together they help build long-term relationships with senior business and technology executives, and they generate a flow of intellectual capital and consulting and other new business opportunities. All of our multi-client programs and a portion of our Re.sults research projects are subscription-based, which provide us with a recurring revenue stream.

     We have grown rapidly since our founding in January 1997. Our revenue has increased from $8.8 million in 1997 to $26.1 million in 1999, a compound annual growth rate of approximately 72%. During 1999, our top ten clients in North America based upon total revenue were: Arrow Electronics, Inc.; Ashland Inc.; Borg-Warner Automotive, Inc.; Cargill, Incorporated; CarrAmerica Realty Corporation; International Paper Company; Novartis AG; Schneider Electric SA; A. Schulman Inc.; and The United Illuminating Company. Our top five clients in Europe during this period based upon total revenue were: Fort James Europe Limited; Internationale Nederlanden Groep (ING); Rio Tinto plc; Societe Generale d'Entreprises; and Svenska Kullager Fabriken. Of these 15 clients, eight used all three of our consulting, research and subscription-based multi-client services during 1999. For each of the last two years, over 75% of our subscription-based multi-client and research clients renewed their subscriptions for at least one program, as adjusted for mergers and acquisitions among clients.

                             OUR MARKET OPPORTUNITY

     Driven by the accelerating pace of technological change, today's on-going transformation to a digital economy is fundamentally altering how businesses operate and compete. In response to these trends, companies are re-evaluating the performance of their organizations and exploring new business strategies. Businesses are also significantly changing the ways in which they interact with their employees, customers, suppliers and other business partners. We believe that in order to thrive in the new digital economy, businesses must not only develop and implement new technology strategies, but also transform their operational and human resources practices such that all employees think and act digitally.

     We believe there are significant opportunities for management and strategy consulting firms that are able to provide comprehensive, advanced eBusiness strategies and solutions in time frames that enable clients to meet the demands of their rapidly changing industries. Although many Internet professional service firms are beginning to offer strategy services, we do not believe these firms possess the combination of capabilities -- eBusiness and business strategy, human resource and organizational expertise, research-based advanced solutions and industry-leading ideas -- that we believe is critical to enable clients to improve their performance and competitiveness in the digital economy. In 1999, International Data Corporation estimated that spending on Internet consulting services will grow from $425 million in 1998 to $4.4 billion in 2003, a compound annual growth rate of approximately 60%.

                                  OUR SOLUTION

     We focus first and foremost on clients' business outcomes and measurable end-points of value, and then create solutions tailored to meet those outcomes. We blend the benefits traditionally delivered through executive education and consulting into each engagement, developing the client's capabilities to learn, change and improve. Below are the key components of how we deliver client solutions:

     - Advanced solutions. We focus on providing clients with advanced solutions that combine the latest technological capabilities, business and human resource practices and innovative operating models. The advanced solutions, many of which stem from our Re.sults research projects, are constantly evolving so that we continually update our services.

     - Comprehensive solutions. We believe that there is more to eBusiness than simply installing Web sites and other information systems, and that it takes more than technology to effect significant business improvement. Our eBusiness solutions include enabling clients to think digitally in order to transform their organizations into eBusinesses.

     - Senior professionals. We have assembled a group of top consulting professionals from established firms who average over twelve years of relevant industry experience. Our professionals have expertise in numerous industries and business processes.

     - Speed of execution. Our methods are designed to share insights immediately and provide measurable value quickly. Our projects are typically structured to provide deliverables in 15 to 90 days.

                                  OUR STRATEGY

     Concours is committed to creating an industry-leading, multinational management and strategy consulting, research and executive education firm that is at the leading edge of business practices and adjusts rapidly to the future needs of a growing client base. To achieve our goal, we are pursuing the following growth initiatives:

     - continue to evolve our services to anticipate and meet our clients' changing needs;

     - continue geographic expansion;

     - continue to attract and retain highly qualified professionals;

     - leverage Re.sults research; and

     - grow and leverage subscription-based multi-client programs.

                                  OUR OFFICES

     We were incorporated in Delaware in January 1997. Our principal executive offices are located at 3 Kingwood Place, 800 Rockmead Drive, Kingwood, Texas 77339 and our telephone number at that location is (281) 359-3464.

                                  THE OFFERING

Common stock offered(1)....              shares

Common stock outstanding
after this
  offering(1)(2)...........              shares

Use of proceeds............  Working capital, capital expenditures, expansion of our international operations, potential
                             acquisitions of, or investments in, complementary businesses and other general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq National
  Market symbol............
------------------

(1) Excludes a 30-day option granted to the underwriters to purchase up to additional shares of our common stock to cover over-allotments, if any.

(2) Based on 5,907,104 shares outstanding as of March 1, 2000, plus 3,356,784 shares of common stock to be issued and outstanding upon the automatic conversion of all of our outstanding convertible preferred stock upon the consummation of this offering. Excludes 568,875 shares of common stock issuable upon the exercise of stock options currently exercisable as of March 1, 2000, with a weighted average exercise price of $3.01 per share. See "Management -- Our Stock Option Plans" and note 8 to our consolidated financial statements included elsewhere in this prospectus. Also excludes the 50,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 1, 2000, with an exercise price of $5.00 per share. See "Description of Capital Stock."

                               RECENT ACQUISITION

     On February 29, 2000, Concours purchased all of the outstanding shares of capital stock of Cepro AB, ("Cepro"), a Swedish management consulting firm, from Cepro's stockholders in exchange for a total of 1,221,000 shares of Concours common stock valued at an estimated $12,210,000. Cepro provides consulting services for businesses throughout Sweden in areas such as strategic planning, financial analysis, e-commerce, marketing, information management, and executive and organizational development. Each employee of Cepro entered into an employment agreement as part of the acquisition. See "Related Transactions and Recent Acquisition" for a more detailed description of our acquisition of Cepro. Unless otherwise indicated, the description of our business and operating data provided for any date or period in this prospectus does not include the business or operating data of Cepro.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     Our summary historical consolidated financial data set forth below for 1997, 1998 and 1999 is derived from our audited consolidated financial statements. The summary unaudited pro forma consolidated financial data set forth below is derived from the pro forma consolidated financial statements included elsewhere in this prospectus. The summary historical and unaudited pro forma consolidated financial data is qualified in its entirety by, and should be read in conjunction with, "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Concours and Cepro and the notes to those statements included elsewhere in this prospectus.

     The following summary unaudited pro forma consolidated financial data is adjusted for the conversion of all of our outstanding convertible preferred stock into 3,356,784 shares of common stock upon consummation of this offering, and for the effects of the following transactions which took place during February 2000:

     - the issuance of 805,425 shares of common stock upon conversion of $4.0 million of convertible debt held by Infologix (BVI) Ltd., our largest stockholder, and the sale to them of 750,000 shares of common stock for $6.0 million,

     - the repayment of our $1.0 million bank line of credit,

     - the sale of 1,546,784 shares of Series B convertible redeemable preferred stock for $15.0 million to Thayer Equity Investors IV, L.P. and Thayer CGI Partners LLC (collectively, "Thayer"), and

     - the acquisition of Cepro, a Swedish management consulting firm, for 1,221,000 shares of common stock,

as if the transactions had occurred, in the case of the balance sheet on December 31, 1999 and, in the case of the statement of operations, on January 1, 1999. The pro forma adjustments are based upon available information and various assumptions and estimates that we believe are reasonable. This summary information does not purport to be indicative of the consolidated operating results of Concours that might have been obtained had these events actually occurred on such dates, nor do they purport to be indicative of the operating results that may be achieved in the future.

                                                YEAR ENDED DECEMBER 31,
                                   -------------------------------------------------
                                                                          PRO FORMA
                                      1997         1998         1999         1999
                                   ----------   ----------   ----------   ----------
                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue....................  $    8,812   $   15,951   $   26,080   $   32,876
Costs and expenses of
  services(1)....................       5,775       13,016       19,835       26,901(2)
                                   ----------   ----------   ----------   ----------
Gross margin.....................       3,037        2,935        6,245        5,975
Other costs and expenses(3)......       4,059        8,674       13,168       15,856(4)
                                   ----------   ----------   ----------   ----------
Operating loss...................  $   (1,022)  $   (5,739)  $   (6,923)  $   (9,881)
Net loss.........................  $     (974)  $   (5,665)  $   (7,177)  $   (9,879)
                                   ==========   ==========   ==========   ==========
Net loss per share, basic and
  diluted........................  $    (0.43)  $    (1.73)  $    (2.32)  $    (1.10)
                                   ==========   ==========   ==========   ==========
Shares used in computing basic
  and diluted net loss per
  share..........................   2,270,630    3,279,447    3,088,248    8,986,457

                                                             DECEMBER 31,
                                    ---------------------------------------------------------------
                                                                                         PRO FORMA
                                                                           PRO FORMA        AS
                                       1997         1998         1999         1999      ADJUSTED(5)
                                    ----------   ----------   ----------   ----------   -----------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.........  $    1,485   $    1,056   $      705   $   20,278
Working capital...................          76       (2,033)      (5,134)      15,453
Total assets......................       4,058        5,804        8,848       37,383
Long-term debt, net of current
  portion.........................          --           --        4,000           --
Total stockholders' equity
  (deficit).......................         364       (1,372)      (8,187)      23,773

------------------

(1) Includes costs and expenses of services and of related stock-based compensation.

(2) Includes $1.6 million of amortization of deferred compensation related to the acquisition of Cepro.

(3) Includes costs and expenses for sales and marketing, general and administrative and related stock-based compensation.

(4) Includes $1.4 million of amortization of goodwill related to the acquisition of Cepro.

(5) Adjusted to reflect the sale of   shares of common stock in this offering at
    an assumed offering price of $      per share and after deducting estimated
    underwriting discounts and offering expenses payable by us and the application of our net proceeds from the offering. See "Capitalization."

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.

WE HAVE A HISTORY OF LOSSES, WE EXPECT CONTINUING LOSSES AND WE MAY NEVER ATTAIN PROFITABILITY.

     If we do not achieve and sustain profitability in the future, we may be unable to continue our operations. Our operating costs have exceeded our revenue in each quarter since our founding in January 1997. We have incurred cumulative net losses of approximately $13.8 million from January 1997 through December 31, 1999, and we anticipate a net loss at least through 2000. Our revenue may not continue to grow and we may not achieve or maintain profitability in the future. Our business strategy may be unsuccessful, and we may be unable to address the risks we face in a cost-effective manner, if at all. If we cannot successfully address these risks, they are likely to harm our business and prospects.

WE HAVE A LIMITED OPERATING HISTORY WHICH MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS.

     We have a limited operating history, and you should not rely on our recent operating results as an indication of our future performance. We first recorded revenue in the first quarter of 1997. Due to our limited operating history and the fast-changing nature of our industry, it is difficult for us to predict future results, and you should not expect our future revenue growth to equal or exceed our recent growth rates. You should consider our business and prospects in light of the risks, expenses and difficulties frequently encountered by growing companies in rapidly evolving industries.

WE DEPEND ON OUR SENIOR MANAGEMENT AND KEY PERSONNEL AND THEIR LOSS WOULD ADVERSELY AFFECT OUR BUSINESS.

     We depend on the continued employment of our senior management and key personnel. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining clients. We cannot be certain of retaining the services of any of our senior management and key personnel. If any of these individuals were to leave, such persons would be difficult to replace and our business and future revenue would be adversely affected. For example, if any of these members of senior management or key personnel joins a competitor or forms a competing company, some of our clients might choose to use their services. In addition, clients, other companies and competitors seeking to develop capabilities similar to our own may hire away some of these individuals. Significant losses of client relationships could seriously harm our business and operating results.

OUR BUSINESS WILL SUFFER IF WE DO NOT ATTRACT AND RETAIN CONSULTING PROFESSIONALS, PARTICULARLY THOSE WITH INTERNET AND EBUSINESS EXPERIENCE, AND EXPERIENCED SALES PROFESSIONALS.

     Our future success depends on our ability to recruit and retain senior consultants, particularly with Internet and eBusiness experience, and experienced sales professionals. Qualified consultants and experienced sales professionals are in great demand. Competition for such qualified professionals is intense, and the industry turnover rate for them is high. Due to the recent growth of the Internet, and in particular electronic commerce, the number and availability of individuals who have the requisite experience and expertise in these areas is even more limited than in the past. Many of our competitors have substantially greater financial resources than we do to attract and compensate qualified professionals. As competition for these highly skilled individuals further intensifies, we may need to increase compensation. Any inability to recruit and retain a sufficient number of qualified professionals could hinder the growth of our business and our operating results will be negatively affected.

IF WE DO NOT KEEP PACE WITH THE CHANGING REQUIREMENTS OF OUR CLIENTS AND DO NOT ACCURATELY ANTICIPATE MARKET TRENDS, OUR COMPETITIVE POSITION WILL SUFFER.

     Our future success depends on our ability to develop strategic eBusiness, business and information technology solutions that keep pace with changes in evolving industry standards, eBusiness and business trends, information technology and client preferences. We anticipate rapidly changing industry trends and adapt our research and analysis to meet the changing information needs of our clients. We may fail to continue to provide helpful and timely research and analysis of developments and trends. Any such failure would have a material adverse effect on our revenue and business. The industry and business sectors that we service undergo frequent and often fundamental changes, including the introduction of new products and services and the obsolescence of old products and services, shifting strategies and market positions of major industry participants and changing objectives and expectations of the users of our clients' products and services. This environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely research and analysis on issues of importance. Meeting these challenges requires the commitment of substantial resources, and we cannot assure you that the use of these resources will be successful.

     Our future success also depends on our ability to evolve our existing services or develop new services that address specific industry and business constituencies and that respond to the changing needs of our current and prospective clients for information, analysis and advice. The process of internally researching, developing, launching and gaining client acceptance of evolved or new services is time-consuming, expensive and inherently risky. Delays or failures during development or implementation, lack of market acceptance or inability to enhance existing services could have a material adverse effect on our business and operating results.

OUR QUARTERLY REVENUE AND OPERATING RESULTS ARE LIKELY TO VARY UNPREDICTABLY, WHICH MAY CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE.

     As a result of our limited operating history, the rapidly changing nature of the consulting industry and the markets in which our clients compete and the other risks described in this section, our quarterly revenue and operating results may vary significantly in future periods. Operating results are difficult to predict and may not meet the expectations of securities analysts or investors. If this occurs, the price of our common stock may be volatile or decline.

     The market price of our common stock could be subject to wide fluctuations in response to many factors, including:

     - our ability to expand our client base and retain current clients;

     - terminations, deferrals or modifications of consulting engagements by clients;

     - our ability to attract and retain senior management and qualified professionals, particularly with eBusiness and Internet experience;

     - declines in renewal rates for membership subscriptions to our multi-client or research programs;

     - the demand for eBusiness consulting services;

     - the emergence and success of new and existing competition;

     - varying operating costs and capital expenditures related to the expansion of our business operations and infrastructure, domestically and internationally, including the hiring of new employees;

     - our ability to protect our intellectual capital; and

     - costs related to any future acquisitions.

IF WE DO NOT MANAGE OUR GROWTH EFFECTIVELY, OUR OPERATING RESULTS WILL BE ADVERSELY AFFECTED.

     We are experiencing a period of substantial growth that places a strain on our financial and other resources, particularly on our management team. The total number of our employees increased from 45 as of December 31, 1997 to 108 as of December 31, 1999.

     We also expanded internationally in 1999 by opening offices in the United Kingdom, Germany, France, the Netherlands and Sweden. On February 29, 2000, we acquired Cepro, a Swedish management consulting firm with 46 employees, bringing the total number of our employees to 165. Our ability to manage our growth effectively requires us to:

     - develop and improve our operational, financial and other internal systems;

     - integrate and manage acquired businesses;

     - implement uniform financial standards and other necessary controls, procedures and policies throughout our U.S. and European offices;

     - train, motivate and manage our employees;

     - maintain high rates of employee utilization; and

     - maintain project quality and client satisfaction.

     We may pursue acquisitions of complementary businesses. If we are successful in acquiring companies and hiring new employees, the risk to our business of not managing our growth effectively will increase. To the extent our management must devote significant time and attention to managing our European expansion and the integration of any acquired business, our ability to service current clients and develop new clients may suffer. If we are unable to manage our growth and projects effectively, the quality of our services, our ability to retain key professionals and our business and operating results will be adversely affected.

OUR SUCCESS DEPENDS ON PROVIDING OUR CLIENTS WITH SUCCESSFUL SOLUTIONS.

     Because many of our services are critical to our clients' businesses, a failure or inability to meet a client's expectations could damage our reputation and adversely affect our ability to attract new business. Positive referrals from clients are often critical in obtaining new clients. In addition, the failure of a project could have an adverse effect on our operating results.

OUR LACK OF LONG-TERM CONTRACTS WITH CONSULTING CLIENTS REDUCES THE PREDICTABILITY OF OUR REVENUE AND MAY CAUSE OUR STOCK PRICE TO DECLINE.

     We do not have long-term contracts with our consulting clients. Our consulting clients retain us on an engagement-by-engagement basis. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated large variations in the number or size of consulting engagements or in subscriptions. These factors make it difficult for us to predict our revenue and operating results. Our failure to accurately predict our revenue may seriously harm our financial condition and operating results, because we incur costs based on our expectations of future revenue. In addition, it may cause our stock price to decline if the decreases in revenue cause us to fail to meet investor expectations. Because our services may involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages or that the client will cancel or delay additional planned projects. Such cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to general business or financial conditions of the client. When a client defers, modifies or cancels an engagement or chooses not to retain us for additional phases of a project, we must be able to rapidly redeploy our employees to other engagements in order to minimize underutilization of employees and the resulting harm to our operating results. Our ability to rapidly deploy our employees is dependent on many factors beyond our control, and we may not be able to do so.

WE DEPEND ON RENEWALS OF OUR SUBSCRIPTION-BASED SERVICES.

     We derived 31% of our revenue in 1999 from our subscription-based multi-client and research programs, and these programs are important sources for new business for our consulting services. Our future prospects depend on our ability to achieve and sustain substantial renewal rates on existing subscriptions and to add new subscribers. Failure to maintain substantial subscription levels would have a detrimental effect on our operating results. Our ability to do so depends upon our ability to deliver consistent, high-quality and timely programs, research and analysis with respect to issues, developments and trends that subscribers view as important. We cannot assure you that we will be able to sustain the necessary level of performance to achieve a substantial rate of subscription renewals and to add new subscribers.

COMPETITION IN THE CONSULTING INDUSTRY IS INTENSE, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     The consulting industry includes a large and growing number of participants, is subject to rapid changes and is highly competitive. We compete for clients and experienced personnel with an increasing number of competitors that have significantly greater financial, technical, marketing and public relations resources, longer operating histories, larger number of clients and greater brand recognition than we do. In addition, the lack of any significant barriers to entry into this industry permits new industry entrants that further intensify competition. We compete with:

     - traditional "big 5" consulting firms and large systems integrators;

     - general management and strategy consulting firms;

     - Internet professional services firms;

     - internal strategy and IT departments of potential clients;

     - Internet professional services groups of large technology companies; and

     - small specialty consulting firms in both North America and Europe.

The principal competitive factors in the consulting industry include:

     - focus on the client's specific needs;

     - eBusiness experience and expertise;

     - industry, business process and general business expertise;

     - business model as well as technical architecture and information systems design skills;

     - project management and change management skills;

     - speed of delivery; and

     - objectivity of advice provided.

Our ability to compete also depends in part on a number of other competitive factors, some of which are beyond our control, including:

     - the ability of our competitors to hire, retain and motivate experienced consulting professionals;

     - the effectiveness of our marketing and sales;

     - our ability to develop and sustain long-term client relationships;

     - the ability to adjust and, when necessary, reinvent our services in the face of client and industry change; and

     - the price at which others offer comparable services.

Our multi-client programs and research projects compete with other executive education services and research firms. Competitive factors in these markets include:

     - breadth of subject matter coverage;

     - quality of programming and events; and

     - levels of both innovation and practicality in research findings and recommendations.

We may not be able to compete successfully in the future, and any inability to compete successfully would harm our business and operating results.

OUR ABILITY TO ATTRACT WELL-KNOWN ACADEMICS AND EXPERIENCED INDUSTRY PRACTITIONERS AS CONTRIBUTORS TO OUR SERVICES MAY NOT CONTINUE.

     The ability to attract well-known academics and experienced industry practitioners as contributors to our services is a key element of our success, and we may be unable to continue to do so. We do not have exclusive relationships or binding agreements with any of the members of our advisory board or the well-known academics and experienced industry practitioners who currently participate in our multi-client programs or Re.sults(R) research projects. Any of them may terminate their relationship with us or work for a competitor at any time. Competition for the time and services of these individuals is intense. Additionally, these well-known academics and experienced industry practitioners are very discriminating in their affiliations and they may choose not to associate with us in the future.

ACTUAL AND PERCEIVED CONFLICTS OF INTEREST MAY RESTRICT US IN OBTAINING NEW CLIENTS.

     Actual and perceived conflicts of interest are inherent in our industry. We may decline potential clients because of actual or perceived conflicts of interest with our existing clients. In addition, potential clients may choose not to retain us for reasons of actual or perceived conflicts of interest. Some clients may condition their purchase of our services on our agreement not to perform services for their competitors for a specified period of time. If we decide not to perform services for a particular client's competitors, or are restricted from doing so, or if potential clients in an industry choose not to retain us because of actual or perceived conflicts, our revenue may decline significantly.

OUR INTERNATIONAL OPERATIONS AND INVESTMENTS MAY EXPOSE US TO RISKS WHICH COULD HARM OUR BUSINESS.

     In addition to the United States, we have operations in the United Kingdom, Germany, France, the Netherlands and Sweden. We are exposed to risks inherent in these international operations. These risks include:

     - tax rates in some foreign countries that may exceed those in the United States and foreign earnings that may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

     - the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

     - required compliance with a variety of foreign laws and regulations which impose a range of restrictions on our operations, corporate governance and stockholders, with penalties for noncompliance including loss of license and monetary fines;

     - changes in United States laws and regulations relating to foreign trade and investment;

     - uncertain protection of intellectual property rights;

     - inconsistent regulations and unexpected changes in regulatory requirements;

     - wage and price controls;

     - fluctuations in currency exchange rates; and

     - linguistic and cultural differences.

     We have expended, and will continue to expend, significant financial and managerial resources in increasing our international operations. The failure of our current European operations or of any future European or other international expansion, could harm our operating results.

WE MAY NOT REALIZE BENEFITS FROM OUR ACQUISITION OF CEPRO.

     On February 29, 2000, we acquired Cepro, a Swedish management consulting firm. Achieving the expected benefits of the acquisition will depend in part on the integration of our operations and personnel in a timely and efficient manner to minimize the risk that the acquisition will result in the loss of clients or key employees and to minimize the diversion of the attention of management. Among the challenges involved in this integration is demonstrating to Cepro's clients that the acquisition will not result in adverse changes in client service standards or business focus and demonstrating to our personnel that our business cultures are compatible. Meeting these challenges requires the commitment of substantial resources. We may not successfully integrate the business of Cepro, and we may not realize any of the benefits we anticipate, and failure to do so could seriously harm our business and operating results.

WE MAY ENGAGE IN FUTURE ACQUISITIONS OR MAKE INVESTMENTS WHICH COULD NEGATIVELY AFFECT OUR OPERATIONS AND FINANCIAL RESULTS OR DILUTE THE OWNERSHIP PERCENTAGE OF OUR EXISTING STOCKHOLDERS.

     While we have no current agreements or negotiations under way, we expect to review acquisition and investment prospects that would complement or expand our current services or may otherwise offer growth opportunities. We may use a portion of the net proceeds of this offering for future acquisitions or investments. We have limited experience in acquisition activities and may have to devote substantial time and resources in order to complete potential acquisitions. We may not identify or complete acquisitions in a timely manner, on a cost-effective basis or at all. In the event of any future acquisitions, we could:

     - issue stock that would dilute our current stockholders' percentage ownership;

     - incur debt;

     - assume unknown or contingent liabilities; or

     - experience negative effects on our reported operating results from acquisition-related charges and amortization of acquired technology, goodwill and other intangibles.

These transactions entail numerous risks that could harm our operating results and cause our stock price to decline, including:

     - potential loss of key employees of acquired organizations;

     - problems integrating the acquired business, including its information systems and personnel;

     - unanticipated costs that may harm our results of operations;

     - diversion of management's attention from our core business and other business concerns;

     - adverse effects on existing business relationships with customers; and

     - risks associated with entering an industry in which we have no or limited prior experience.

Any of these risks could harm our business and operating results.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

     We consider as our intellectual property our research reports, educational materials and publications, as well as all reusable methodologies, techniques and expertise developed through our research, consulting engagements and other activities. We rely on a combination of trademark, service mark, copyright and trade secret laws to protect our intellectual property, and we enter into confidentiality and non-compete agreements with our employees. We rely on our clients to respect the copyright on our materials, to limit distribution of our materials to within their organizations and to use the intellectual capital we provide for their internal business purposes only. Our protection efforts may prove to be unsuccessful, and unauthorized parties may copy or infringe upon aspects of our methodologies, techniques, copyrights, service marks or trademarks. Existing trade secret, copyright and trademark laws offer only limited protection. Further, effective trade secret, copyright and trademark protection may not be available in every country in which we offer or may offer our services and policing unauthorized use of our intellectual property is difficult. Our competitors also may independently develop similar methodologies, techniques and expertise, and we would have no claim against them.

     The unauthorized use of our intellectual property by third parties or their independent development of similar intellectual property could cause the value of our services to decline significantly and could substantially harm our business. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and the outcome could be uncertain.

WE MAY BE SUBJECT TO CLAIMS ALLEGING INTELLECTUAL PROPERTY INFRINGEMENT.

     Other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions or halt providing certain of our services. Any of these events could harm our operating results.

THE VALUE OF YOUR INVESTMENT IN OUR COMMON STOCK WILL BE IMMEDIATELY DILUTED.

     If you purchase our common stock in this offering, you will pay more for your shares than the amount paid by existing stockholders or individuals or companies which acquired shares by exercising options granted before this offering. As a result, the value of your investment based on the net tangible book value per share of our common stock will be less than what it would have been had you and all of the existing stockholders and existing option holders paid the same amount per share of common stock as you will pay in this offering. The net tangible book value dilution to new investors in this offering will be
$     per share at an assumed initial public offering price of $     per share.
The exercise of outstanding options and warrants will result in further dilution to you. See "Dilution" for a more complete description of how the value of your investment in our common stock will be diluted upon completion of this offering.

A NUMBER OF SHARES ARE OR WILL BE ELIGIBLE FOR FUTURE SALE WHICH MAY DEPRESS OUR STOCK PRICE.

     Sales of substantial amounts of our common stock in the public market following this offering, or the perception that a large number of shares are available for sale, could cause the market price of our common stock to decline. After this offering, shares owned by our current stockholders and holders of options and warrants to acquire our common stock, on a fully diluted basis assuming exercise of all options and warrants, including our executive officers
and directors, are expected to constitute approximately   % of the outstanding
shares of our common stock, or   % if the underwriters' over-allotment option is
exercised in full. Following the expiration of a 180-day lock-up period to which all of the shares held by our current stockholders and warrant holders will be subject, the holders whose shares are subject to that lock-up period will in general be entitled to dispose of their shares. Moreover, Salomon Smith Barney Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. In addition to the adverse effect a price decline could have on holders of our common stock, that decline would likely have a negative effect on our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

     After this offering, the holders of approximately 5,202,210 shares of our common stock, including shares issuable upon the exercise of outstanding warrants, will have rights, subject to some conditions, to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for ourselves or other stockholders. If these stockholders exercise their registration rights and sell a large number of shares, the price of our common stock could decline. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF THE NET PROCEEDS FROM THIS OFFERING AND YOU MAY NOT AGREE WITH HOW THEY USE THEM.

     Our management has significant flexibility in applying the proceeds we receive in this offering. Because the proceeds are not required to be allocated to any specific purpose, investment or transaction, you cannot determine the value or propriety of our management's application of the proceeds on our behalf. See "Use of Proceeds" for a more detailed description of how management intends to apply the proceeds of this offering.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL ON REASONABLE TERMS TO FUND OUR OPERATIONS AND THIS COULD HURT OUR BUSINESS AND NEGATIVELY IMPACT OUR STOCKHOLDERS.

     If adequate funds are not available on reasonable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which could seriously harm our business. If our capital requirements vary from those currently planned or we continue to experience losses, we may require additional financing sooner than anticipated. If we raise additional funds through the issuance of debt or equity securities, the percentage ownership of our existing stockholders will be diluted, the securities issued may have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the securities may impose restrictions on our operations.

OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

     There previously has been no public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a liquid trading market. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section.

     In recent years, the stock market has experienced significant price and volume fluctuations. Our common stock may also experience volatility unrelated to our own operating performance for reasons that include:

     - the performance of similar companies;

     - news announcements and other developments with respect to our industry or our competitors; and

     - changes in general economic conditions.

CONTROL BY OUR EXISTING STOCKHOLDERS WILL LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DISCOURAGE POTENTIAL ACQUISITIONS OF CONCOURS BY THIRD PARTIES.

     We anticipate that our executive officers, directors and holders of more than 5% of our outstanding common stock will, in the aggregate, beneficially own or have the ability to vote a majority of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of our board of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DISCOURAGE AN ACQUISITION OF
CONCOURS.

     Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition. Our certificate of incorporation and bylaws also provide that special stockholders meetings may be called only by our Chairman of the Board, the President or our board of directors, with the result that any third party takeover not supported by the board of directors could be subject to significant delays and difficulties. In addition, our board of directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of our board of directors.

                    FORWARD-LOOKING STATEMENTS; MARKET DATA

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and actual uncertainties. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Concours Business." You can identify certain forward-looking statements by our use of forward-looking terminology such as the words "may," "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the "Risk Factors" section and elsewhere in this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

     This prospectus contains market data related to us and our industry. This data has been included in the studies published by International Data Corporation. These studies assume that certain events, trends and activities will occur and make estimates based on those assumptions. Some of those assumptions are that:

     - customers' purchasing behavior will not dramatically change in terms of their decision to outsource or insource projects;

     - no catastrophic failure of the Internet will occur;

     - the positive market forces outweigh the negative forces to sustain continued growth of business consulting services;

     - the number of people online and the total number of hours spent online will increase significantly over the next few years; and

     - Internet security and privacy concerns will be adequately addressed.

     If International Data Corporation is wrong about any of its assumptions, then its estimates also may be wrong. For example, the markets for worldwide consulting services generally or Internet consulting services specifically may not grow over the next few years at the rates International Data Corporation estimates, if at all. If these markets do not grow at the estimated rates, it may harm our business.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from our sale of shares of common
stock in this offering will be approximately $     million, assuming an initial
public offering price of $     per share and after deducting the underwriting
discounts and commissions and estimated offering expenses payable by us. If the underwriters fully exercise their over-allotment option, then we estimate that
we will receive approximately an additional $     million in net proceeds.

     The principal purposes of this offering are to establish a public market for our common stock, to increase our visibility in our industry and to facilitate future access to public capital markets. Since equity is an important component of our employee compensation, we believe that it is necessary to provide a public market for our common stock in order to attract and retain qualified professionals.

     We expect to use the net proceeds for working capital, capital expenditures, expansion of our international operations, potential acquisitions of, or investments in, complementary businesses and other general corporate purposes. The amount and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, future changes in our business objectives and the rate of growth of our business.

     We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, management will have significant flexibility in applying the net proceeds of this offering. Until this money is used, we intend to place these amounts in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds for use in the operation and expansion of our business, and do not plan to declare or pay any cash dividends in the foreseeable future. Consequently, stockholders will need to sell shares of common stock in order to realize a return on their investment, if any.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999, on an actual, pro forma and pro forma as adjusted basis.

     - The "Actual" column reflects our capitalization as of December 31, 1999, on a historical basis;

     - The "Pro Forma" column reflects our capitalization, as if the following all occurred on December 31, 1999:

      - the issuance as of February 1, 2000, of 805,425 shares of common stock to our largest stockholder, Infologix (BVI) Ltd., upon conversion of $4.0 million of convertible debt and the purchase of 750,000 shares of common stock for $6.0 million;

      - the repayment on February 17, 2000, of our $1.0 million bank line of credit;

      - the issuance as of February 29, 2000, of 1,546,784 shares of Series B convertible redeemable preferred stock to Thayer Equity Investors IV, L.P. and Thayer CGI Partners LLC for $15.0 million;

      - the issuance as of February 29, 2000, of 1,221,000 shares of common stock in the Cepro acquisition; and

      - the automatic conversion of 1,810,000 shares of Series A convertible preferred stock and 1,546,784 shares of Series B convertible redeemable preferred stock into 3,356,784 shares of common stock upon the consummation of this offering.

     - The "Pro Forma as Adjusted" column reflects our capitalization as of December 31, 1999, with the preceding pro forma adjustments plus the receipt of the estimated net proceeds from our sale of shares of common stock in this offering, assuming an initial public offering price of
       $     per share.

     The table below excludes the 4,425,857 shares of common stock reserved for issuance under our stock option plans as well as non-stock option plan grants, of which 2,648,350 are subject to outstanding options, and 568,875 are issuable under exercisable stock options, all as of March 1, 2000. The currently exercisable options have a weighted average exercise price of $3.01 per share. See "Management -- Our Stock Option Plans." and note 8 to our consolidated financial statements included elsewhere in this prospectus. The table below also excludes the 50,000 shares issuable upon the exercise of warrants outstanding as of March 1, 2000, with an exercise price of $5.00 per share. The table below should be read in conjunction with the consolidated financial statements of Concours and Cepro and the notes to those statements and the pro forma consolidated financial statements and the notes to those statements, all of which are included elsewhere in this prospectus.

                                                                      DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Cash and cash equivalents...................................  $    705   $ 20,278     $
                                                              ========   ========     ========
Short-term debt, including current maturities...............  $  1,000   $     --     $     --
                                                              ========   ========     ========
Long-term debt, net of current maturities...................  $  4,000   $     --     $     --
                                                              --------   --------     --------
Stockholders' equity
  Series A convertible preferred stock, $.01 par value,
     5,000,000 shares authorized; 1,810,000 shares issued
     and outstanding actual, no shares pro forma, and no
     shares pro forma as adjusted...........................        18         --
  Common stock, $.01 par value, 50,000,000 shares
     authorized; 3,385,929 shares issued and outstanding
     actual, 9,519,138 shares pro forma, and      shares pro
     forma as adjusted......................................        34         95
  Additional paid-in capital................................     6,855     43,422
  Deferred compensation.....................................      (782)    (5,432)
  Treasury stock, at cost, 272,250 shares...................      (463)      (463)
  Accumulated other comprehensive income (loss).............       (33)       (33)
  Retained earnings (deficit)...............................   (13,816)   (13,816)
                                                              --------   --------
          Total stockholders' equity (deficit)..............    (8,187)    23,773
                                                              --------   --------
          Total capitalization..............................  $ (4,187)  $ 23,773     $
                                                              ========   ========     ========

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was $16.4 million, or approximately $1.73 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the pro forma adjustments for stock issuances, conversions and debt repayments described under "Capitalization" above. For investors in our common stock, dilution is the per share difference between the assumed initial public
offering price of $          per share and our pro forma net tangible book value
of our common stock immediately after completing this offering. This represents
an immediate increase in net tangible book value of $          per share to
existing stockholders and an immediate dilution of $          per share to new
investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............          $
  Pro forma net tangible book value per share before this
     offering...............................................  $1.73
  Increase per share attributable to new investors..........
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................
                                                                      -----
Dilution per share to new investors.........................          $
                                                                      =====

     The following table sets forth as of December 31, 1999, on a pro forma basis as described above under "Capitalization," the number of shares of common stock purchased from Concours, the total consideration paid and the average price per share paid by current stockholders and new investors, before deducting underwriting discounts and estimated offering expenses payable by Concours:

                                          SHARES PURCHASED               TOTAL CONSIDERATION
                                         -------------------    -------------------------------------
                                                                                        AVERAGE PRICE
                                          NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                         ---------   -------    -----------   -------   -------------
Existing stockholders..................  9,519,138         %    $43,323,715         %       $4.55
New stockholders.......................
                                         ---------    -----     -----------    -----
          Total........................               100.0%    $                   %       $
                                         =========    =====     ===========    =====

     The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding. As of March 1, 2000, there were options outstanding to purchase a total of 2,648,350 shares of common stock with a weighted average exercise price of $4.49 per share and warrants outstanding to purchase a total of 50,000 shares of common stock at an exercise price of $5.00 per share. To the extent that any of these options or warrants are exercised, your investment will be further diluted. In addition, more options may be granted in the future. See "Shares Eligible for Future Sale," "Management -- Our Stock Option Plans" and
note 8 to our consolidated financial statements included elsewhere in this prospectus.

                       UNAUDITED PRO FORMA FINANCIAL DATA

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed consolidated financial statements as of and for the year-ended December 31, 1999, have been derived from the application of pro forma adjustments to the historical consolidated financial statements of Concours and Cepro which are included elsewhere in this prospectus. The unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statement of operations reflect the consolidated financial position and results of operations, respectively, of Concours as if the following had occurred, in the case of the balance sheet on December 31, 1999 and, in the case of the statement of operations, on January 1, 1999:

     - the issuance as of February 1, 2000 of common stock to Infologix (BVI) Ltd., Concours' largest stockholder, upon its conversion of convertible debt and their purchase of common stock for cash;

     - the repayment on February 17, 2000 of Concours' line of credit;

     - the issuance as of February 29, 2000 of common stock in the Cepro acquisition;

     - the issuance as of February 29, 2000 of Series B convertible redeemable preferred stock for cash; and

     - the automatic conversion of all outstanding shares of Series A and Series B convertible preferred stock into common stock upon the consummation of this offering.

     The pro forma condensed consolidated financial statements are based on available information and various assumptions and estimates that we believe are reasonable, but which are subject to change. These statements do not purport to be indicative of the consolidated operating results or financial condition of Concours that might have been obtained had these events actually occurred on such dates, nor do they purport to be indicative of the operating results or financial condition that may be achieved in the future.

     The Cepro acquisition will be accounted for using the purchase method of accounting. The total purchase cost will be allocated to the Cepro assets acquired and liabilities assumed, based on their respective fair values. The allocation of the aggregate purchase price reflected in the pro forma financial information is preliminary. The actual purchase adjustment to reflect the fair values of the assets acquired and liabilities assumed will be based upon management's evaluation of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma combined financial information will change based upon the final allocation of the total purchase cost of the Cepro acquisition. Such allocation may differ significantly from the preliminary allocation included herein.

     These unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Concours and Cepro and the notes to those statements included elsewhere in this prospectus.

                            THE CONCOURS GROUP, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1999

                                     ASSETS

                                            HISTORICAL                ADJUSTMENTS
                                        -------------------   ---------------------------
                                                                                 2000
                                                                 CEPRO          EQUITY
                                        CONCOURS   CEPRO(1)   ACQUISITION    TRANSACTIONS    PRO FORMA
                                        --------   --------   -----------    ------------    ---------
                                                                (IN THOUSANDS)
Current assets:
  Cash and cash equivalents...........  $    705    $  173      $    --        $  5,000(4)   $ 20,278
                                                                                 14,400(5)
  Accounts receivable, net............     6,475     1,073           --              --         7,548
  Other current assets................       721       516           --              --         1,237
                                        --------    ------      -------        --------      --------
          Total current assets........     7,901     1,762           --          19,400        29,063
Property and equipment, net...........       713       180           --              --           893
Intangible assets, net................       164        --        7,184(2)           --         7,348
Other assets..........................        70         9           --              --            79
                                        --------    ------      -------        --------      --------
          Total assets................  $  8,848    $1,951      $ 7,184        $ 19,400      $ 37,383
                                        ========    ======      =======        ========      ========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable....................  $  2,887    $  460      $    --        $     --      $  3,347
  Accrued and other current
     liabilities......................     1,666       983           --              --         2,649
  Line of credit......................     1,000        --           --          (1,000)(4)        --
  Deferred revenue....................     7,482       132           --              --         7,614
                                        --------    ------      -------        --------      --------
          Total current liabilities...    13,035     1,575           --          (1,000)       13,610
                                        --------    ------      -------        --------      --------
Convertible debt......................     4,000        --           --          (4,000)(6)        --
                                        --------    ------      -------        --------      --------
Series B convertible redeemable
  preferred stock.....................        --        --           --          14,400(5)         --
                                        --------    ------      -------                      --------
                                                                                (14,400)(7)
Stockholders' equity:
  Series A convertible preferred
     stock............................        18        --           --             (18)(8)        --
  Common stock........................        34        67          (60)(2)           8(6)         95
                                                                      5(3)            8(4)
                                                                                     15(7)
                                                                                     18(8)
  Deferred compensation...............      (782)       --       (4,650)(3)          --        (5,432)
  Additional paid-in capital and
     other............................     6,359        66        7,487(2)        3,992(6)     42,926
                                                                  4,645(3)        5,992(4)
                                                                                 14,385(7)
Retained earnings (deficit)...........   (13,816)      243         (243)(2)          --       (13,816)
                                        --------    ------      -------        --------      --------
          Total stockholders' equity
            (deficit).................    (8,187)      376        7,184          24,400        23,773
                                        --------    ------      -------        --------      --------
          Total liabilities and
            stockholders' equity
            (deficit).................  $  8,848    $1,951      $ 7,184        $ 19,400      $ 37,383
                                        ========    ======      =======        ========      ========

  See accompanying notes to unaudited pro forma condensed consolidated balance sheet.

                            THE CONCOURS GROUP, INC.

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(1) Translations of Swedish kronor (SEK) into U.S. dollars have been made at the December 31, 1999 conversion rate of 1.00 SEK equals 0.1170 U.S. dollars. These translations are not representations that SEK have been, could have been, or can be in the future converted into U.S. dollars at this or any other rate of exchange.

(2) Reflects the allocation of the purchase price of Cepro related to 756,000 shares (1,221,000 shares issued to Cepro, net of 465,000 shares issued as compensation) of Concours common stock at $10.00 per share.

(3) Records deferred compensation of $4,650,000 related to the issuance of 465,000 shares (1,221,000 shares issued to Cepro, net of 756,000 shares issued as purchase consideration) of Concours common stock. Each former Cepro stockholder's share of 465,000 shares of Concours common stock can be repurchased by Concours, at $10.00 per share, should that former stockholder's employment with Cepro be terminated prior to March 1, 2003.

(4) Records the sale of 750,000 shares of Concours common stock, for $6.0 million, and the use of a portion of the proceeds to repay $1.0 million outstanding under Concours' bank line of credit.

(5) Records the issuance of 1,546,784 shares of Series B convertible redeemable preferred stock for $15.0 million, net of offering costs of approximately $600,000.

(6) Reflects the conversion of $4.0 million in convertible debt into 805,425 shares of Concours common stock.

(7) Reflects the automatic conversion of all of the outstanding shares of Series B convertible redeemable preferred stock, into 1,546,784 shares of common stock, upon the consummation of the proposed offering.

(8) Reflects the automatic conversion of all of the outstanding shares of Series A convertible preferred stock, into 1,810,000 shares of common stock, upon the consummation of the proposed offering.

                            THE CONCOURS GROUP, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                      ADJUSTMENTS
                                                               --------------------------
                                            HISTORICAL                           2000
                                      ----------------------      CEPRO         EQUITY
                                       CONCOURS    CEPRO(3)    ACQUISITION   TRANSACTIONS   PRO FORMA
                                      ----------   ---------   -----------   ------------   ----------
                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenue:
  Consulting........................  $   15,738    $6,796       $    --         $ --       $   22,534
  Continuous service and other......      10,342        --            --           --           10,342
                                      ----------    ------       -------         ----       ----------
          Total revenue.............      26,080     6,796            --           --           32,876
Costs and expenses:
  Consulting........................      11,488     5,516            --           --           17,004
  Continuous service and other......       8,245        --            --           --            8,245
     Stock-based compensation(1)....         102        --         1,550(4)        --            1,652
                                      ----------    ------       -------         ----       ----------
          Gross margin..............       6,245     1,280        (1,550)          --            5,975
  Sales and marketing...............       6,876       133            --           --            7,009
  General and administrative........       6,212     1,118         1,437(5)        --            8,767
     Stock-based compensation(2)....          80        --            --           --               80
                                      ----------    ------       -------         ----       ----------
          Operating income (loss)...      (6,923)       29        (2,987)          --           (9,881)
  Interest income (expense), net....        (254)        1            --          255(6)             2
                                      ----------    ------       -------         ----       ----------
  Income (loss) before provision for
     income taxes...................      (7,177)       30        (2,987)         255           (9,879)
  Provision for income taxes........          --        19            --          (19)(7)           --
                                      ----------    ------       -------         ----       ----------
Net income (loss)...................  $   (7,177)   $   11       $(2,987)        $274       $   (9,879)
                                      ==========    ======       =======         ====       ==========
Net loss per share, basic and
  diluted...........................  $    (2.32)                                           $    (1.10)
Shares used in computing basic and
  diluted net loss per share........   3,088,248                                             8,986,457(8)

 See accompanying notes to unaudited pro forma condensed consolidated statement of operations.

                            THE CONCOURS GROUP, INC.

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

(1) Includes stock-based compensation for our consulting, multi-client and research professionals.

(2) Includes stock-based compensation for our senior management, sales and marketing professionals and administrative personnel.

(3) Translations of Swedish kronor (SEK) into U.S. dollars have been made at the 1999 yearly average conversion rate of 1.00 SEK equals 0.1210 U.S. dollars. These translations are not representations that SEK have been, could have been, or can be in the future converted into U.S. dollars at this or any other rate of exchange.

(4) Records the amortization of deferred compensation related to the issuance of 465,000 shares (1,221,000 shares issued to Cepro, net of 756,000 shares issued as purchase consideration) of Concours common stock to Cepro employees over the three-year period during which the repurchase rights exist.

(5) Records the amortization over a five-year period of $7,184,000 in goodwill related to the acquisition of Cepro.

(6) Reflects the reduction in interest expense of $255,000 as a result of the conversion of $4.0 million in convertible debt into 805,425 shares of Concours common stock and the repayment of Concours' $1.0 million bank line of credit with proceeds from this sale of Concours common stock.

(7) Eliminates the tax provision of $19,000 on a combined basis.

(8) Shares used in computing pro forma basic and diluted net loss per share:

Historical weighted average shares outstanding..............   3,088,248
Shares issued in the acquisition of Cepro, net of 235,000
  shares held in escrow.....................................     986,000
Shares issued upon the conversion of convertible debt.......     805,425
Shares issued for cash......................................     750,000
Shares issued upon the conversion of Series A and Series B
  convertible preferred stock...............................   3,356,784
                                                               ---------
Total shares used in computing basic and diluted net loss
  per share.................................................   8,986,457
                                                               =========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data below for 1997, 1998 and 1999 is derived from our audited consolidated financial statements and is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

                                                                     YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------
                                                             1997             1998             1999
                                                         -------------    -------------    -------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Consulting...........................................   $    4,878       $    8,529       $   15,738
  Continuous service and other.........................        3,934            7,422           10,342
                                                          ----------       ----------       ----------
          Total revenue................................        8,812           15,951           26,080
Costs and expenses:
  Consulting...........................................        2,791            6,769           11,488
  Continuous service and other.........................        2,984            6,227            8,245
     Stock-based compensation(1).......................            0               20              102
                                                          ----------       ----------       ----------
          Gross margin.................................        3,037            2,935            6,245
  Sales and marketing..................................        2,378            3,964            6,876
  General and administrative...........................        1,681            4,692            6,212
     Stock-based compensation(2).......................            0               18               80
                                                          ----------       ----------       ----------
          Operating loss...............................       (1,022)          (5,739)          (6,923)
Interest income (expense), net.........................           48               74             (254)
                                                          ----------       ----------       ----------
Net loss...............................................   $     (974)      $   (5,665)      $   (7,177)
                                                          ==========       ==========       ==========
Net loss per share, basic and diluted..................   $    (0.43)      $    (1.73)      $    (2.32)
Shares used in computing basic and diluted net loss
  per share............................................    2,270,630        3,279,447        3,088,248

                                                                     DECEMBER 31,
                                                              --------------------------
                                                               1997     1998      1999
                                                              ------   -------   -------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $1,485   $ 1,056   $   705
Working capital.............................................      76    (2,033)   (5,134)
Total assets................................................   4,058     5,804     8,848
Long-term debt, net of current portion......................       0         0     4,000
Total stockholders' equity (deficit)........................     364    (1,372)   (8,187)

(1) Includes stock-based compensation for our consulting, multi-client and research professionals.

(2) Includes stock-based compensation for our senior management, sales and marketing professionals and administrative personnel.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions such as statements of our plans, objectives, expectations and intentions. Our actual results may differ materially from those discussed in these forward-looking statements because of the risks and uncertainties inherent in future events, particularly those identified in "Risk Factors."

OVERVIEW

     Concours delivers management and strategy consulting, research and executive education services which enable our clients to improve their performance and competitiveness by capitalizing on the potential of business, technology and human assets. Our operating model is designed to enable us to rapidly evolve our services to anticipate and meet the needs of our clients in fast-changing markets. We were founded in January 1997 and our revenue has grown rapidly from $8.8 million in 1997 to $26.1 million in 1999, a compound annual growth rate of approximately 72%. We provided services to a total of 154 clients during 1997, 290 clients during 1998 and 400 clients during 1999. Our consulting, multi-client and research professionals have increased from 27 at December 31, 1997 to 56 at December 31, 1999.

     In the second half of 1998, we decided to evolve our services by offering new eBusiness related consulting services and to expand our operations to Europe. These actions caused higher operating losses in 1998 and 1999. We funded these activities through private placements of equity in 1998 and convertible debt in 1999. Leveraging methods devised in our research programs, we developed various eBusiness related consulting services, and aggressively expanded our staff of consulting professionals in the United States from 19 at December 31, 1997 to 39 at December 31, 1998 in anticipation of generating significant revenue from these and other services in 1999. We began building our European operation in late 1998, establishing operations in the United Kingdom, Germany, France and the Netherlands, and incurred significant start-up expenses and operating losses in 1998 and 1999. By December 31, 1999, we employed 24 people in Europe, including seven consulting professionals, seven sales professionals and four multi-client professionals. On November 18, 1999, we acquired Inforesma, a Swedish provider of subscription-based multi-client programs, for approximately $118,000 in cash and the issuance of 25,000 shares of our common stock. On February 29, 2000, we purchased all the outstanding shares of stock of Cepro, a Swedish management consulting firm, in exchange for a total of 1,221,000 shares of Concours common stock valued at an estimated $10.00 per share. The Cepro acquisition added 40 consulting professionals to our staff.

     Consulting revenue is comprised of professional fees and reimbursable out-of-pocket expenses for consulting services rendered to clients. In 1999, 11% of our consulting revenue was comprised of reimbursable out-of-pocket expenses. We currently provide our clients with consulting services in eBusiness and business strategy; eBusiness solution implementation planning and management; IT strategy, implementation planning and management; and custom executive education. Our consulting engagements are typically priced on a time and materials basis. Revenue is recognized when earned, according to the terms of the client engagement. Consulting costs consist primarily of the employee-related expenses of our consulting professionals and other direct project costs, such as third-party vendor charges and out-of-pocket expenses associated with the delivery of consulting services. These costs are expensed as incurred.

     Continuous service revenue is comprised of subscription-based membership fees from our multi-client and research programs. Other revenue represents fees from client participation in individual research projects and from the sale of reports from completed research projects. Our multi-client programs bring together specified populations of executives to discuss with well-known academics, experienced industry practitioners and senior Concours consultants the pressing management issues and challenges they face. Our research consists of 90-day projects designed to develop new business strategies and management techniques, to provide intellectual capital in support of our multi-client programs and mindshare marketing and to deliver new ideas and techniques for our consulting practice. Memberships in our various continuous service programs are sold as renewable, time-based subscriptions. Subscriptions generally are for one year and may begin in any calendar month. Subscription fees and most other revenue are recorded as deferred revenue, when invoiced and are recognized as revenue ratably over the subscription period or, in the case of other revenue, over the term of the related projects. Revenue derived from the sale of reports from completed research projects is recognized upon delivery of the reports. Continuous service and other costs primarily include costs related to the production and delivery of multi-client and research services, including compensation of research personnel, fees for third-party speakers, the production of published materials, the organization of member meetings and all associated support services. These costs are recognized over the period of the related program.

     To date, a majority of our revenue has been derived from our consulting services. During 1999, 60% of our revenue was derived from consulting services and 40% was derived from continuous services and other. We expect that our consulting services will continue to account for the majority of our total revenue in the foreseeable future. No single client accounted for more than 10% of our total revenue during 1999 or 1998.

     Sales and marketing expenses consist primarily of salaries, commissions and related expenses of our direct salesforce and telemarketing professionals and the costs related to the production and distribution of our mindshare marketing and other direct mail materials. General and administrative expenses consist primarily of salaries for executive and senior management, finance, information technology and various administrative groups along with associated employee benefits, facilities costs, office supplies and related expenses, depreciation and amortization and all other corporate costs.

     Stock-based compensation consists of expenses arising from a limited number of our option grants. Stock-based compensation represents the difference between the exercise price of options to purchase common stock and the fair value of these shares at the date of grant. In calculating our gross margin, we include the costs and expenses of stock-based compensation for employees whose expenses are included in the consulting and continuous service and other costs and expenses line items. We have recorded aggregate deferred compensation totaling $1.0 million in connection with certain stock option grants through December 31, 1999, and we recorded amortization expense of $38,000 in 1998 and $182,000 in 1999. We anticipate that additional deferred stock compensation totaling approximately $4.7 million will be recorded for stock issued to employees in connection with the acquisition of Cepro in the first quarter of 2000. We expect to record amortization expense of approximately $1.0 million during 2000, $1.2 million during 2001, $1.1 million during 2002, $1.0 million during 2003 and $0.9 million during 2004. The amount of stock-based compensation expense to be recorded in future periods may change if any of these shares are repurchased. See "Related Transactions and Recent Acquisition."

     Although we have experienced substantial revenue growth since 1997, our operating costs and expenses have exceeded our revenue in each quarter since our founding in January 1997. During the same period, we have incurred cumulative net losses of approximately $13.8 million. Primarily due to our expansion in Europe and the amortization of goodwill and deferred compensation related to the recent Cepro acquisition, we anticipate a net loss from operations through at least 2000. Due to our limited operating history and the fast-changing nature of our industry, it is difficult for us to predict future results, and you should not expect our future revenue growth to equal or exceed our recent growth rates.

     As of December 31, 1999, we had net operating loss carryforwards of approximately $12.5 million that will expire at various dates beginning in 2004. Utilization of the net operating losses may be limited due to U.S. and foreign tax laws. See Note 5 to our consolidated financial statements included elsewhere in this prospectus.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected consolidated statements of operations data as a percentage of total revenue and data for the costs and expenses of consulting and of continuous services and other, which are presented as a percentage of the related revenue.

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                              1997(1)   1998(1)   1999(1)
                                                              -------   -------   -------
REVENUE:
  Consulting................................................    55%       53%       60%
  Continuous service and other..............................    45%       47%       40%
          Total revenue.....................................   100%      100%      100%
COSTS AND EXPENSES:
  Consulting(2).............................................    57%       79%       73%
  Continuous service and other(3)...........................    76%       84%       80%
     Stock-based compensation(4)............................     0%        0%        0%
          Gross margin......................................    34%       18%       24%
  Sales and marketing.......................................    27%       25%       26%
  General and administrative................................    19%       29%       24%
     Stock-based compensation(5)............................     0%        0%        1%
          Operating loss....................................   (12%)     (36%)     (27%)
INTEREST INCOME (EXPENSE), NET..............................     1%        0%       (1%)
NET LOSS....................................................   (11%)     (36%)     (28%)

---------------

(1) Unless otherwise indicated in the table set forth above, all numbers are expressed as a percentage of total revenue.

(2) Expressed as a percentage of consulting revenue.

(3) Expressed as a percentage of continuous service and other revenue.

(4) Includes stock-based compensation for our consulting, multi-client and research professionals.

(5) Includes stock-based compensation for our senior management, sales and marketing professionals and administrative personnel.

Years Ended December 31, 1998 and 1999

     Revenue. Total revenue increased 63% from $16.0 million in 1998 to $26.1 million in 1999. In North America, total revenue was $15.9 million in 1998 compared to $23.4 million in 1999, an increase of 47%. Consulting revenue in North America grew 69% from $8.4 million in 1998 to $14.2 million in 1999. This increase primarily reflects strong demand for our new eBusiness services and an increase in revenue per client. Continuous service and other revenue in North America increased 23% from $7.4 million in 1998 to $9.1 million in 1999. This was primarily due to an increase in the number of subscriptions for existing multi-client programs and the addition of new multi-client programs for senior eBusiness and HR executives. In Europe, 1998 activities were primarily start-up in nature, and we recognized only $0.1 million of revenue. In 1999, our first full year of operation in Europe, consulting revenue was $1.5 million and continuous service and other revenue was $1.2 million.

     Costs and expenses of services. In total, costs and expenses of services, consisting of costs and expenses of consulting, continuous service and other, and related stock-based compensation, rose 52% from $13.0 million in 1998 to $19.8 million in 1999. In North America, total costs and expenses of services were $12.7 million in 1998 compared to $16.7 million in 1999, an increase of 31%. Costs and expenses of consulting in North America increased 48% from $6.6 million in 1998 to $9.8 million in 1999. The increase primarily reflects the growth in the number of consulting professionals in North America from an average of 27 during 1998 to an average of 35 during 1999 and an increase in other project related expenses associated with the increases in consulting revenue. Although North American consulting revenue rose 69% compared to 1998, average consulting headcount grew only 30% because we were able to increase the utilization of an increasing number of the consulting professionals we hired in 1998. The costs and expenses of continuous service and other in North America increased from $6.1 million in 1998 to $6.9 million in 1999. This increase was primarily due to cost of the new multi-client programs for senior eBusiness and HR executives and the overall growth in the number of memberships. In Europe, in our first full year of operation, the costs and expenses of consulting were $1.7 million and the costs and expenses of continuous service and other was $1.4 million.

     Gross margin. Our overall gross margin increased from 18% in 1998 to 24% in 1999. In North America, the overall gross margin improved from 20% in 1998 to 29% in 1999. Our consulting gross margin in North America rose from 22% in 1998 to 31% in 1999. As 1999 progressed, the demand for our eBusiness consulting services accelerated, and we were able to increase the utilization of an increasing number of the consulting professionals we hired in 1998. Our continuous service and other gross margin in North America improved from 18% in 1998 to 25% in 1999 as the rate of revenue growth due to increasing memberships exceeded the rate of growth of related costs and expenses. In Europe, the costs and expenses of consulting services exceeded consulting revenue by $0.2 million and the costs and expenses of continuous service and other also exceeded continuous service and other revenue by $0.2 million. This reflects the start-up nature of operations in Europe during 1999.

     Sales and marketing. Total sales and marketing costs and expenses increased 73% from $4.0 million in 1998 to $6.9 million in 1999. Sales and marketing costs and expenses in North America rose from $3.7 million to $5.2 million, or 39%. This increase reflects higher costs associated with mindshare marketing and direct mail programs to support our new eBusiness and multi-client service offerings and the general growth in the business. As a percentage of revenue, these expenses decreased from 24% in 1998 to 22% in 1999 due to sales and marketing spending growing at a slower rate than the rate of revenue growth. Sales and marketing costs and expenses in Europe during our first full year of operation increased from $0.2 million in 1998 to $1.7 million in 1999. This was primarily due to the increase in the number of sales professionals from three at December 31, 1998 to seven at December 31, 1999 and 1999 mindshare marketing and direct mail activities.

     General and administrative. Total general and administrative costs and expenses increased by 32% from $4.7 million in 1998 to $6.2 million in 1999. North American general and administrative costs and expenses increased by 16% from $4.0 million in 1998 to $4.6 million in 1999. This increase was due to additional staff, facilities, equipment and general growth in the business. As a percentage of revenue, these expenses decreased from 25% in 1998 to 20% in 1999 as general and administrative spending grew at a slower rate than the rate of revenue growth. General and administrative costs and expenses in Europe increased from $0.7 million in 1998 to $1.6 million in 1999 reflecting a full year of operation and spending for additional staff, facilities and equipment to support our European operations.

Years Ended December 31, 1997 and 1998

     Revenue. Total revenue increased 81% from $8.8 million in 1997 to $16.0 million in 1998 with no revenue generated in Europe in 1997 and only approximately $0.1 million of revenue generated in Europe in 1998. Consulting revenue in North America grew 73% from $4.9 million in 1997 to $8.4 million in 1998 reflecting an increasing number of clients. Continuous service and other revenue in North America increased 88% from $3.9 million in 1997 to $7.4 million in 1998. This was primarily due to an increase in the number of subscriptions for our existing multi-client and research programs, an increase in the average price per subscription for our multi-client programs and an increase in the number of research projects.

     Costs and expenses of services. In total, costs and expenses of services, consisting of costs and expenses of consulting, continuous service and other and related stock-based compensation, rose 125% from $5.8 million in 1997 to $13.0 million in 1998, with costs of approximately $0.3 million incurred in Europe. The costs and expenses of consulting in North America increased 136% from $2.8 million in 1997 to $6.6 million in 1998. The increase primarily reflects the growth of consulting professionals in North America from an average of nine in 1997 to an average of 27 in 1998. We aggressively hired consulting professionals in 1998 both in support of higher 1998 consulting revenue and in anticipation of future demand for our emerging eBusiness consulting services. The costs and expenses of continuous service and other increased from $3.0 million in 1997 to $6.1 million in 1998. This increase was primarily due to the development cost of expanding the content of our existing multi-client programs, the growth in the number of memberships and the cost of completing more research projects in 1998 than in 1997.

     Gross margin. Our overall gross margin declined from 34% in 1997 to 18% in 1998. Our consulting gross margin in North America declined from 43% in 1997 to 22% in 1998 primarily as the result of the hiring of consulting professionals in preparation for our new eBusiness consulting service offerings. Continuous service and other gross margin was 24% in 1997 compared to 18% in 1998. This decline was primarily due to the costs and expenses of delivering our multi-client and research services growing at a rate faster than the growth in continuous service and other revenue.

     Sales and marketing. Total sales and marketing costs and expenses increased 67% from $2.4 million in 1997 to $4.0 million in 1998, with start-up activities in Europe during 1998 accounting for 14% of this increase. Sales and marketing expenses in North America rose from $2.4 million to $3.7 million, or 57%. The increase was primarily due to the increase in average sales and marketing headcount from seven sales and telemarketing professionals in 1997 to 14 in 1998. As a percentage of revenue, these expenses decreased from 27% in 1997 to 24% in 1998 due to sales and marketing spending growing at a slower rate than the rate of revenue growth.

     General and administrative. Total general and administrative costs and expenses increased by 179% from $1.7 million in 1997 to $4.7 million in 1998. European start-up expenses in 1998 of $0.7 million accounted for 23% of this increase. North American general and administrative costs and expenses increased by 137% from $1.7 million in 1997 to $4.0 million in 1998. This increase was due to additional staff, facilities, equipment and general growth in the business. As a percentage of revenue, general and administrative expenses increased from 19% in 1997 to 25% in 1998 as we invested in our infrastructure to support continued growth.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our unaudited quarterly operating results for each of the eight quarters ended December 31, 1999. We have prepared this unaudited information on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. We believe all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the quarterly results. These unaudited quarterly results should be read in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period. We expect that our quarterly results may fluctuate significantly.

                                                                  THREE MONTHS ENDED
                                ---------------------------------------------------------------------------------------
                                MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                  1998       1998       1998        1998       1999       1999       1999        1999
                                --------   --------   ---------   --------   --------   --------   ---------   --------
                                                        (IN THOUSANDS, EXCEPT FOR PERCENTAGES)
Revenue:
  Consulting..................   $2,149     $2,442     $ 2,365    $ 1,573    $ 2,927    $ 3,777     $ 4,031    $ 5,003
  Continuous service and
    other.....................    1,695      1,622       1,913      2,192      2,246      2,593       2,759      2,745
                                 ------     ------     -------    -------    -------    -------     -------    -------
        Total revenue.........    3,844      4,064       4,278      3,765      5,173      6,370       6,790      7,748
Costs and expenses:
  Consulting..................    1,463      1,534       1,811      1,980      2,667      2,718       2,898      3,205
  Continuous service and
    other.....................    1,424      1,387       1,517      1,899      2,126      2,273       2,117      1,730
    Stock-based
      compensation............        0          0           0         20         25         26          25         27
                                 ------     ------     -------    -------    -------    -------     -------    -------
        Gross margin..........      957      1,143         950       (134)       355      1,353       1,750      2,786
  Sales and marketing.........      698        810       1,035      1,420      1,802      1,613       1,603      1,862
  General and
    administrative............      759        802       1,044      2,069      1,389      1,509       1,475      1,835
    Stock-based
      compensation............        0          0           0         18         20         20          20         20
                                 ------     ------     -------    -------    -------    -------     -------    -------
        Operating loss........     (500)      (469)     (1,129)    (3,641)    (2,856)    (1,789)     (1,348)      (931)
Interest income (expense),
  net.........................       32         25          13          4        (14)       (37)        (81)      (122)
                                 ------     ------     -------    -------    -------    -------     -------    -------
Net loss......................   $ (468)    $ (444)    $(1,116)   $(3,637)   $(2,870)   $(1,826)    $(1,429)   $(1,053)
                                 ======     ======     =======    =======    =======    =======     =======    =======
PERCENTAGE OF REVENUE(1):)
Revenue:
  Consulting..................     55.9%      60.1%       55.3%      41.8%      56.6%      59.3%       59.4%      64.6%
  Continuous service and
    other.....................     44.1       39.9        44.7       58.2       43.4       40.7        40.6       35.4
        Total revenue.........    100.0      100.0       100.0      100.0      100.0      100.0       100.0      100.0
Costs and expenses:
  Consulting(2)...............     68.1       62.8        76.6      125.9       91.1       72.0        71.9       64.1
  Continuous service and
    other(3)..................     84.0       85.5        79.3       86.6       94.7       87.7        76.7       63.0
    Stock-based
      compensation(4).........      0.0        0.0         0.0        0.5        0.5        0.4         0.4        0.3
        Gross margin..........     24.9       28.1        22.2       (3.6)       6.9       21.2        25.8       36.0
  Sales and marketing.........     18.2       19.9        24.2       37.7       34.8       25.3        23.6       24.0
  General and
    administrative............     19.7       19.7        24.4       55.0       26.9       23.7        21.7       23.7
    Stock-based
      compensation(5).........      0.0        0.0         0.0        0.5        0.4        0.3         0.3        0.3
        Operating loss........    (13.0)     (11.5)      (26.4)     (96.7)     (55.2)     (28.1)      (19.9)     (12.0)
Interest income (expense),
  net.........................      0.8        0.6         0.3        0.1       (0.3)      (0.6)       (1.1)      (1.6)
Net loss......................    (12.2)%    (10.9)%     (26.1)%    (96.6)%    (55.5)%    (28.7)%     (21.0)%    (13.6)%

------------------

(1) Unless otherwise indicated in the table set forth above, all numbers are expressed as a percentage of Total revenue.

(2) Expressed as a percentage of Consulting revenue.

(3) Expressed as a percentage of Continuous service and other revenue.

(4) Includes stock-based compensation for our consulting, multi-client and research professionals.

(5) Includes stock-based compensation for our senior management, sales and marketing professionals and administrative personnel.

LIQUIDITY AND CAPITAL RESOURCES

     From our founding in January 1997 through December 31, 1999, we funded our operations through internally generated cash and the private sale of equity and convertible debt securities to Infologix (BVI) Ltd., our largest stockholder. Net proceeds from the sale of common and convertible preferred stock from January 1997 through December 31, 1999 totaled $5.6 million. Net proceeds from the issuance of convertible debt to an affiliate of Infologix totaled $4.0 million. In addition, we had a $1.0 million line of credit with Bank One with interest at the Bank One index rate plus 0.5 percent that was fully drawn at December 31, 1999 and repaid in full in February 2000. This line of credit has been terminated.

     On February 1, 2000, we issued 750,000 shares of common stock to Infologix for $6.0 million. A portion of these funds was used to repay our $1.0 million bank line of credit. Effective February 29, 2000, we sold 1,546,784 shares of Series B convertible redeemable preferred stock to Thayer Equity Investors IV, L.P. and Thayer CGI Partners LLC for $15.0 million. The stock is automatically convertible into common stock on a share-for-share basis upon the consummation of this offering.

     Cash provided by operations in 1997 totaled $0.5 million. Cash used in operations for 1998 was $3.8 million and for 1999 was $5.0 million. Cash used by operations resulted from costs incurred to support the significant growth and development of our programs and operations in 1998 and 1999, including our expansion into Europe.

     Cash used in investing activities totaled $0.3 million in 1997, $0.5 million in 1998 and $0.4 million in 1999 for the purchase of computers and other property and equipment.

     Cash provided by financing activities was $1.3 million in 1997 and $3.9 million in 1998. These cash flows came primarily from the proceeds of the private sale of common and convertible preferred stock to Infologix. Cash provided by financing activities in 1999 was $5.1 million; the proceeds from the issuance of convertible debt from an affiliate of Infologix provided $4.0 million and draws on our line of credit provided $1.0 million.

     As of December 31, 1999 we had cash and cash equivalents of $0.7 million.

     We believe that our current cash and cash equivalents, internally generated funds, the proceeds received by us from private equity financings, and the proceeds of this offering will be sufficient to meet our working capital and capital expenditure requirements for the foreseeable future.

DISCLOSURE ABOUT MARKET RISK

     Our exposure to market risk is confined to our cash and cash equivalents which have maturities of less than three months. We plan to invest in U.S. Government debt obligations and investment grade commercial paper, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the realized value of our investment portfolio.

     We have foreign currency risk as a result of our operations in foreign countries. All transactions made by our foreign subsidiaries have been made in the local currency of each country in which we operate. Additionally, we do not own a significant amount of assets through our foreign locations. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

YEAR 2000 ISSUE

     Many existing computer programs were designed and developed without considering the impact of the change in the century and consequently use only two digits to identify a year in the date field. If not corrected, many computer applications could fail or create erroneous results at or after the year 2000. We have conducted an assessment of the potential impact of the year 2000 issue on our operations and our key vendors. In light of the fact that we have only been in existence for over three years, our key financial, information and operation systems have been designed to be year 2000 compliant without the need for any modifications or conversions. Accordingly, the year 2000 issue has not had, and we do not expect it to have, a material effect on our consolidated financial position, results of operations or cash flows.

     Our standard client contract does not warrant year 2000 compliance. We have reviewed significant non-standard client contracts to determine our exposure for failure to provide year 2000 compliant solutions. We believe these contracts do not present a material year 2000 risk to us. Nevertheless, under either contractual arrangement, we may become involved in disputes regarding year 2000 problems.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB 101) which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is effective the first fiscal quarter of fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation. Concours management believes that its revenue recognition policy is in accordance with SAB 101 and does not believe that adoption of this SAB will have a material impact on its financial position or results of operations.

                                    BUSINESS

OVERVIEW

     Concours delivers management and strategy consulting, research and executive education services which enable our clients to improve their performance and competitiveness by capitalizing on the potential of business, technology and human assets. Currently our services are focused on advising Global 1000 and mid-size corporations in developing and deploying eBusiness strategies. An eBusiness combines the latest Internet and other new technologies with complementary business and human resource strategies to adapt and thrive in the digital economy. Our operating model is designed to enable us to rapidly evolve our services to anticipate and meet the needs of our clients in fast-changing markets.

     We currently provide consulting services in the following areas:

     - eBusiness and business strategy;

     - eBusiness solution implementation planning and management;

     - information technology (IT) strategy, implementation planning and management; and

     - custom executive education.

     We differentiate our consulting services through the seniority and experience of our consultants, who average over twelve years of relevant industry experience; speed of delivery of services to clients, with engagements generally structured to provide deliverables in 15 to 90 days; and the integration of our latest research into client engagements and internal practice development. We often enter consulting engagements through a process of executive enlightenment in which we identify and articulate critical ideas, issues and questions surrounding new business initiatives. We are then frequently retained on a noncompetitive basis to advise on strategy development and related implementation planning and management.

     Our operating model is based on four core capabilities: Re.sults(R) research projects, subscription-based multi-client programs, mindshare marketing and a dedicated salesforce. Together they help build long-term relationships with senior business and technology executives, and they generate a flow of intellectual capital and consulting and other new business opportunities. All of our multi-client programs and a portion of our Re.sults research projects are subscription-based, which provide us with a recurring revenue stream.

     During 1999, our top ten clients in North America based upon total revenue were: Arrow Electronics, Inc.; Ashland Inc.; Borg-Warner Automotive, Inc.; Cargill, Incorporated; CarrAmerica Realty Corporation; International Paper Company; Novartis AG; A. Schulman, Inc.; Schneider Electric SA; and The United Illuminating Company. Our top five clients in Europe during this period based upon total revenue were: Fort James Europe Limited; Internationale Nederlanden Groep (ING); Rio Tinto plc; Societe Generale d'Entreprises; and Svenska Kullager Fabriken. Of these 15 clients, eight used all three of our consulting, research and subscription-based multi-client services during 1999. From our founding in January 1997 through December 31, 1999, we have performed consulting services for a total of 184 clients. As of December 31, 1999, 255 clients were participating in one or more of our subscription-based multi-client or research programs. For each of the last two years, over 75% of our subscription-based multi-client and research clients renewed their subscriptions for at least one program, as adjusted for mergers and acquisitions among clients.

     We have grown rapidly since our founding in January 1997. Our revenue has increased from $8.8 million in 1997 to $26.1 million in 1999, a compound annual growth rate of approximately 72%. As of March 1, 2000, we employed a total of 165 people in our offices in Houston, Cambridge (Massachusetts), London, Paris, Munich, Amsterdam, Gothenburg (Sweden) and Stockholm, of which 46 of these employees are employees in our newly acquired subsidiary, Cepro. On February 29, 2000, we acquired Cepro, a Swedish management consulting firm, to expand our existing European operations.

INDUSTRY BACKGROUND

     Driven by the accelerating pace of technological change, today's on-going transformation to a digital economy is fundamentally altering how businesses operate and compete. In response to these trends, companies are reevaluating the performance of their organizations and exploring new business strategies. As a result, many senior business and technology executives are turning to external consultants and research professionals, who possess specific subject knowledge, to gain industry-leading advice on management and operational challenges. In 1999, International Data Corporation estimated that worldwide consulting services will increase from $52.4 billion in 1998 to $102.8 billion in 2003, a compound annual growth rate of approximately 14%.

     Additionally, the on-going transformation to a digital economy is significantly changing the ways in which businesses interact with their employees, customers, suppliers and other business partners. We believe that, in order to thrive in the new digital economy, businesses must not only develop and implement new technology strategies, but also transform their operational and human resources practices such that all employees think and act digitally. We believe the speed of this transformation has created a market for quick access to leading eBusiness management practices and solutions to achieve these changes. Global 1000 and mid-size corporations are increasingly turning to outside consulting firms to develop comprehensive eBusiness strategies and solutions. In 1999, International Data Corporation estimated that spending on Internet consulting services will grow from $425 million in 1998 to $4.4 billion in 2003, a compound annual growth rate of approximately 60%.

     We believe there are significant opportunities for management and strategy consulting firms that are able to provide comprehensive, advanced eBusiness strategies and solutions in time frames that enable clients to meet the demands of their rapidly changing industries. We believe that many traditional management and strategy consulting firms continue to engage in lengthy consulting engagements, do not focus on rapid deliverables with measurable outcomes, and are not based on leading eBusiness solutions and innovative management practices. Although many Internet professional service firms are beginning to offer strategy services, we do not believe these firms possess the combination of capabilities -- eBusiness and business strategy, human resource and organizational expertise, research-based advanced solutions and industry-leading ideas -- that we believe is critical to enable clients to improve their performance and competitiveness in the digital economy.

CONCOURS APPROACH TO MARKET

     We have developed four core capabilities:

     - Re.sults research. We believe that a key to success in the consulting industry is the ability to continuously innovate and offer clients leading business strategies and up-to-date management techniques, including both current and future best practices. We have developed our own research methodology, called Re.sults, to implement 90-day projects to satisfy the rapidly evolving needs of our clients. Our clients pay to participate in Re.sults projects and are influential in the selection of topics. Our research is typically performed with well-known academics and experienced industry practitioners. In addition to direct value to our clients, these Re.sults research projects deliver new ideas and techniques for our consulting practice and new intellectual capital to support our subscription-based multi-client programs and mindshare marketing. We also believe that the opportunity to participate in high-quality, forward-looking research has helped us attract and retain our consulting professionals.

     - Subscription-based multi-client programs. We believe that a continuous flow of new clients and repeat business from past clients is critical to our success. Our multi-client programs are designed to foster new business for our consulting services and help build and maintain long-term relationships with our clients. These programs bring together specific groups of executives -- including Chief Executive Officers
       (CEOs), executives responsible for eBusiness initiatives, Chief Information Officers (CIOs) and Human Resource (HR) executives -- to discuss with well-known academics, experienced industry practitioners and senior Concours consultants the pressing management issues and challenges that they face. Executives subscribe on an annual basis, attend conferences, participate in conference calls and are provided with selected Re.sults research recommendations and other Concours-developed content. Many of our current consulting services clients first participated in one or more of our multi-client programs before hiring us for consulting engagements. We also use our multi-client programs to sustain relationships with past consulting clients and potentially generate future consulting business with them.

     - Mindshare marketing. A key challenge in management and strategy consulting is gaining the attention or "mindshare" of executives. We have found that when we obtain mindshare -- often by a process of executive enlightenment in which we identify and articulate critical business challenges executives face -- we often are retained on a non-competitive basis to advise on strategy development and related implementation planning and management. At the center of our executive mindshare marketing program are thought piece documents on contemporary management issues, which we periodically distribute free of charge to over 15,000 executives. These thought pieces represent the latest perspectives from our Re.sults research and consulting field experience. Our strategy is to share selected intellectual capital in order to capture the attention and interest of key executives. Our Re.sults research and subscription-based multi-client programs also contribute to our mindshare marketing by gaining and maintaining executive mindshare through providing them with new and improved ideas and management techniques. Our mindshare marketing program also helps build our marketplace identity through brand name recognition.

     - Dedicated salesforce. We believe two of the keys to sustained growth are developing new clients and maintaining long-term relationships with clients who repeatedly use our services over time. Our dedicated salesforce, whose members average over twelve years of sales experience, identify prospects, develop and help maintain client relationships, manage the sale of new business and represent the full range of Concours services. Because the salesforce handles initial prospecting, our consultants can focus on providing advice to clients and converting these prospects into actual engagements.

     These core capabilities create vital assets -- new business opportunities, client relationships, intellectual capital and management techniques -- that improve the performance and drive the growth of our consulting services. The relationship between our core capabilities and our consulting services is multi-faceted. Our consultants participate in research projects, and our researchers participate in consulting engagements. Individual consultants initiate and develop client relationships and work with the salesforce to develop prospects into new clients. Research draws upon the latest consulting field experience, while consulting extends research output into detailed consulting methods and tools. And the collective wisdom of Concours -- from consulting, research, education and sales -- is tapped to create the publications behind our mindshare marketing program. Our core capabilities are designed and scaled to support new services we may develop without requiring a significant expansion of personnel or other resources.

THE CONCOURS SOLUTION

     Concours was founded with the goal of providing client-focused management and strategy consulting, research and executive education services. Our solutions are designed to work in ways that create significant value for our clients. We focus first and foremost on their business outcomes and measurable end-points of value, and then create solutions tailored to meet those outcomes. We blend the benefits traditionally delivered through executive education and consulting into each engagement, developing the client's capabilities to learn, change and improve. Below are the key components of how we deliver client solutions:

     - Advanced solutions. We focus on providing clients with advanced solutions that combine the latest technological capabilities, business and human resource practices and innovative operating models. The advanced solutions, many of which stem from our Re.sults research projects, are constantly evolving so that we continually update our services. We believe our focus on future best practices has established Concours as a leading provider of eBusiness solutions.

     - Comprehensive solutions. We take a comprehensive approach to creating solutions for each client's situation -- looking at business strategy, performance of key business processes, management methods, technology and organizational capabilities. We believe that there is more to eBusiness than simply installing Web sites and other information systems, and that it takes more than technology to effect significant business improvement. Our eBusiness solutions include enabling clients to think digitally in order to transform their organizations into eBusinesses.

     - Senior professionals. We have assembled a group of top consulting professionals from established firms who average over twelve years of relevant industry experience. Our professionals have expertise in numerous industries and business processes. They bring extensive hands-on experience and practical insight to each engagement. Because their expertise is continually refreshed through our on-going research on business, technology and human capital management issues, our consultants provide the client with knowledge of current and future best practices and leading management techniques. Most significantly from our clients' standpoint, senior consultants interact with our clients on a day-to-day basis.

     - Speed of execution. Our methods are designed to share insights immediately and provide measurable value quickly. Our engagements are typically structured to provide deliverables in 15 to 90 days. Experience and research insights enable our senior consultants to assess each situation quickly, establish direction and formulate working analyses and action plans at the initial stages of our engagements. We put forward our best thinking from the beginning and bring a sense of urgency that imparts momentum to our clients.

GROWTH STRATEGY

     Concours is committed to creating an industry-leading, multinational management and strategy consulting, research and executive education firm that is at the leading edge of business practices and adjusts rapidly to the future needs of a growing client base. To achieve our goal, we are pursuing the following growth initiatives:

     - Continue to evolve our services. Our core capabilities of research, multi-client programs, mindshare marketing and a dedicated salesforce are together designed to enable us to enhance existing consulting services regularly, launch new consulting services and multi-client programs opportunistically, and anticipate and meet our clients' evolving needs. For example, in late 1998, we published a thought piece on key HR management issues. In 1999, we created a multi-client program for senior HR executives and conducted two research projects on organizational issues in eBusiness. We are now expanding our consulting practice in eBusiness compensation strategy and organizational transformation. We will continue to use our core capabilities in this way to develop and expand our consulting services.

     - Continue geographic expansion. We believe that significant opportunities exist for our services beyond our current locations, including serving existing and new clients in other markets. Our multi-client and research services enable us to enter new markets, establish relationships with senior business and technology executives and then leverage this market penetration to introduce and expand our other services. For example, in 1999 we began to rapidly build our subscription-based multi-client programs and Re.sults research projects in Europe and then used this presence to establish a consulting practice. We have opened five offices in Europe, and more than 60 corporations have participated in our subscription-based programs or made use of our consulting services in Europe. Most recently, we acquired Cepro, a Swedish management consulting firm, which increased the number of our European consulting professionals from eight to 48.

     - Continue to attract and retain highly qualified professionals. We believe that Concours is very attractive to highly qualified professionals for a variety of reasons. The Concours operating model enables senior consulting professionals to focus on developing and delivering client engagements while spending relatively little time in identifying new prospects. Re.sults research provides our consultants with an efficient way to develop new management techniques and consulting methods in
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       conjunction with well-known academics and experienced industry practitioners. Interaction among our senior professionals creates an intellectually stimulating environment which promotes the continual sharing of ideas. Our compensation structures are competitive and include stock or options for all employees.

     - Leverage Re.sults research. Because our research focuses on emerging management and strategic issues, the Re.sults reports have extended shelf life, and we can distribute and repurpose them to create both value to new clients and revenue growth opportunities for Concours. We believe there may be attractive opportunities to establish relationships with distributors to resell the reports in areas where it does not yet make sense to establish Concours operations, license the consulting methods stemming from our research to other companies, or reformat research materials as components of executive education courses, including for delivery through distance learning as that market matures.

     - Grow and leverage subscription-based multi-client programs. Our multi-client program relationships enable us to cross-sell our services, spurring growth of both existing and new services. Through these programs, we have ongoing relationships with a wide range of senior executives -- CEOs, executives responsible for eBusiness initiatives, senior HR executives, CIOs and other general managers and executive team members -- who are potential buyers of our consulting services. We will continue to work aggressively to increase these relationships by growing the membership of established programs and opportunistically launching new ones. Our multi-client and research services provide us with an effective method of introducing potential clients to Concours through the initial sale of lower priced, subscription-based services.

CONCOURS GROUP SERVICES

     We currently provide our clients with consulting services in eBusiness and business strategy; eBusiness solution implementation planning and management; IT strategy, implementation planning and management; and custom executive education. Additionally, our subscription-based multi-client programs and Re.sults research projects are packaged as services, generate recurring revenue and play vital roles in business and intellectual capital development.

Consulting Services

     Our consulting services enable Global 1000 and mid-size corporations to develop and execute business strategies, especially strategies to adapt and thrive as eBusinesses. We work with senior executives to develop business strategies, design innovative operating models, create or re-shape organizations, design operational and management processes, develop skills and capabilities and create business opportunities through technological innovation. We work with clients in situations that require experienced, knowledgeable, senior advisors with new insights. Our capabilities encompass business strategy, organizational effectiveness and process design -- all backed with extensive expertise in IT and HR. Our consulting services leverage our understanding and experience with eBusiness, as well as the future best practices developed by Re.sults research, to provide clients with innovative approaches to solving their eBusiness and business problems. Our methods are designed to share insights immediately and provide measurable value quickly. We organize our engagements around a shared focus on the client's business outcomes. Concours consulting engagements are typically priced on a time and materials basis.

     eBusiness and Business Strategy

     Our strategy consulting helps clients to establish eBusiness and business objectives, launch eBusiness initiatives, accelerate underlying business processes, build inter-business relationships and develop technical and organizational infrastructures for eBusinesses. Specifically, we provide extensive consulting services in:

     - Executive awareness -- creating executive team understanding of the opportunities, pressures and threats posed by the latest business conditions and trends.

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     - Technology and industry assessment -- analyzing changing customer expectations and behaviors, analyzing current and potential competitors, assessing the impact of disruptive information technologies, conducting technology and vendor scans and identifying eBusiness opportunities.

     - Strategy development -- identifying the client's digital assets, assessing channel options and conflicts, creating future scenarios of the marketplace and competitive landscape, and developing a portfolio of strategic initiatives.

     To facilitate and structure the development and implementation of these strategies, over the last two years we have developed from a series of Re.sults research projects a proprietary eBusiness planning methodology called the eBusiness Playbook(SM). The Playbook is a fast, agile strategy tool much like a sports team's playbook. The Playbook process includes considering eBusiness scenarios and options, focusing on desired outcomes, identifying specific strategic moves and countermoves, committing to capability building and a flexible game plan and executing specific moves with speed and determination.

     The Playbook was developed in response to the fact that lengthy planning processes and single-scenario strategic plans are not effective because of the pace of change in eBusiness markets. Strategy development and deployment must be both fast and flexible. The Playbook helps clients rapidly recognize the developments in their industries, and then organize their eBusiness possibilities into ambitious, focused projects with testable business outcomes. The Playbook enables clients to set eBusiness direction, make decisions, marshal resources and move quickly into action.

     eBusiness Solutions Implementation Planning and Management

     In addition to developing strategies and operating models for eBusiness, we advise clients on the business, technology and human issues of implementation planning and management. These consulting services include:

     - Strategy deployment -- assessing the organization's readiness for eBusiness, identifying marketplace partners for eBusiness initiatives and implementers for eBusiness systems, establishing funding methods and program offices for managing a portfolio of eBusiness initiatives, developing management methods and performance metrics, coaching executives on their roles in eBusiness leadership and assisting in the project management of specific eBusiness initiatives.

     - Organizational transformation and change management -- includes developing organizational and operating models for eBusinesses, creating management and organizational alignment around eBusiness initiatives, developing role definitions, competency models and compensation plans for eBusiness staff and implementing change management programs to transition people and resources into their new eBusiness roles.

     - Process design -- includes redesign and acceleration of supply chains and other operational business processes to deliver goods and services at the pace of eBusiness, as well as redesign of enterprise management processes (such as finance and human resources) both to enable eBusiness initiatives and to improve their efficiency through Internet-based technology.

     Information Technology Strategy, Implementation Planning and Management

     Our broad expertise in IT encompasses not only technology, systems architecture and implementation planning, but also the management processes of strategic planning, capability development, cost management and performance measurement. We offer a wide range of IT services for CIOs, IT organizations and their businesses, including:

     - Developing IT strategies and plans, as well as aligning IT strategies, resources and project portfolios with the strategies and outcomes of clients' businesses.

     - Improving IT delivery processes such as systems development and customer support.

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     - Improving IT management processes such as cost and asset management, vendor management and performance measurement.

     - Improving working relationships between IT and the rest of the business, especially with executive management.

     - Assessing and developing the capabilities and business-orientation of IT staff and designing IT organizational structures for complex and diverse businesses.

     - Developing technology architectures, selecting applications and technologies, and selecting and managing implementation vendors.

     - Accelerating key projects, such as Enterprise Resource Planning implementations, by focusing such key projects on business results and managing them to completion.

     Custom Executive Education

     All of our consulting engagements include components of executive education and often executive coaching. In addition, we perform engagements in which the primary deliverable is custom executive development programs and organizational development. Our executive coaching is geared to helping individual executives quickly adapt to changing roles and business conditions. Our custom executive development programs are focused on the knowledge and behaviors executive teams need to make informed and inspired decisions and to lead their organizations to achieve their business outcomes. Our organizational development consulting imparts specific management skills and overall organizational effectiveness. Our action-learning approaches develop executive team understanding, alignment, urgency, confidence and leadership. Due to market demand, much of our executive educational emphasis today is on eBusiness markets, opportunities and transition strategies.

Subscription-Based Multi-Client Programs

     Our multi-client programs are designed to anticipate participating executives' specific needs for information, to equip them with innovative and useful points of view and management techniques that increase their individual effectiveness, to develop true peer networks and to improve the alignment of executive teams. Our objective is to assist executives to become technology-savvy business leaders rather than technology managers. On an annual basis, a representative program includes two or three conferences exclusively for the participating business executives, quarterly teleconferences on contemporary management issues and participation in two specified Re.sults research projects. In addition, multi-client programs may include five or six general conferences for the participating executives and their senior executive colleagues or personal telephone consultations with our consultants.

     Listed below are the three categories of multi-client programs being offered in 2000, together with their senior executive participants. All three categories are offered in both North America and Europe:

     - CIO programs -- for Chief Information Officers;

     - Business executive programs -- for Chief Executive Officers, senior HR executives, divisional presidents, and executive team members; and

     - eBusiness programs -- for senior executives responsible for eBusiness strategy and implementation.

     Conferences feature discussions led by well-known academics, experienced industry practitioners or senior Concours consultants, and provide ample opportunity for participants to interact with one another. Participants are exposed to Concours content, experience the quality of our work, interact with our senior professionals and learn about our services. Thus, the programs also function as sources of specific business opportunities, often initiated by clients at conferences and followed up by our dedicated salesforce after the events.

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     Memberships in the various multi-client programs are available as renewable one-year subscriptions and may begin in any calendar month. As of March 1, 2000, the annual subscription price for multi-client programs ranged from approximately $24,000 to $45,000. For each of the last two years, over 75% of our subscription-based multi-client and research program clients renewed their subscriptions for at least one program, as adjusted for mergers and acquisitions among clients.

Re.sults Research Projects

     Our research team delivers 90-day research projects that provide innovative management techniques, including both current and future best practices at the intersection of business, technology and human resources management. At present, we conduct approximately 15 Re.sults research projects per year. We strive to provide the highest quality research product to both our clients and our consulting practice. Clients may participate in individual research projects, participate in all or a group of research projects on a subscription basis or purchase the results of any completed research projects.

     Each Re.sults project addresses a pressing contemporary management issue, often one that businesses are facing for the first time. Each project typically brings together Concours senior consultants, well-known academics, experienced industry practitioners and approximately ten to 30 member companies with common interests who help shape the project and share their experience. Each project culminates in a concise, pragmatic and highly readable report addressed to senior executives. These reports contain a combination of current and future best practices, innovative management techniques, pragmatic action plans and illustrative case studies.

     The Re.sults process creates a series of value streams:

     - Clients. For our clients, Re.sults research provides a significant head start in resolving management issues at a fraction of the cost of conventional consulting methods. Clients follow through with local implementations of our recommendations on their own, or with the assistance of Concours consultants.

     - Consulting Services. For our consulting practice, Re.sults research provides us with a stream of new points of view, frameworks and techniques that are converted into specific tools for assessment, decision-making and implementation within consulting engagements.

     - Consulting Professionals. For our consultants, Re.sults research provides the opportunity for regular intellectual renewal, both by participating in research projects and by learning about and employing the research outputs.

     - Content. For our mindshare marketing, multi-client programs and executive education services, Re.sults research provides new intellectual capital.

     Re.sults research projects help build ongoing relationships with clients and sometimes generate new business opportunities for follow-up consulting services. They also deepen our relationships with the academics and industry practitioners who participate in our research.

     As of March 1, 2000, the price for participation in an individual research project ranged from $5,000 to $9,750, or $19,750 for the project coupled with on-site educational, assessment or implementation assistance. We offer a one-year subscription program that allows a client to participate in all projects that, as of March 1, 2000, ranged from $60,000 to $75,000 and also includes two special member conferences. Subscriptions may begin in any calendar month. Clients also may subscribe to groups of three to five projects. Concours' multi-client program members may participate in individual Re.sults research projects at a discounted rate. Companies that do not participate in a research project can also purchase the results after a project is completed. In this case, we bundle copies of the report with either a telephone consultation or an on-site briefing with a Concours professional, thereby bringing extra value to the client and creating a new business opportunity.

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     From our founding in January 1997 through March 1, 2000, we have completed
38 Re.sults research projects, with seven more in development or in the sales and marketing phase. Current projects focus on key eBusiness topics; however, the Internet and its commercial applications have been topics from our inception. Approximately half of our projects have been on eBusiness-related topics. Following is a list of current and completed projects, in reverse chronological order.

                           CURRENT RE.SULTS PROJECTS

- Developing an eBusiness Scorecard
- Electronic Supply Chain Management
- How to Spin-off an eBusiness
- Competitive Strategies for eBusiness
- Electronic Customer Relationship Management
- Making IT a Center of Business Innovation
- A Business Performance Scorecard for HR

                          COMPLETED RE.SULTS PROJECTS

- Succeeding with Shared Services
- Application Service Providers
- Web-Enabling Enterprise Systems
- Succeeding as a Digiprise
- Focusing IT Professionals on Business Results
- The Committed and Self-Reliant Employee
- Cutting IT Costs While Building Capability
- Mastering Computer-Telephony Integration
- Information-Enabled Research and Development
- Delivering Large-Scale Systems Projects
- Moving from eCommerce to eBusiness
- Developing Technology Leadership at the Top
- Managing IT Vendor and Contractor Relationships
- Purchasing Management in the Digital Age
- Business Systems Development in Real-Time
- Human Resources Management in a Technology-Driven Environment
- Mapping and Leveraging Channel Power
- Today's Business Opportunities in Emerging Technology
- Capitalizing on Enterprise Systems and Infrastructure
- Transforming the Organizational Structure of IT
- Managing and Exploiting Corporate Intranets
- Implementing an IT Performance Scorecard
- Inventory Management in the Digital Age
- Developing Global Systems and Infrastructure
- Managing the Desktop for Business Productivity
- IT Implications of Mergers and Acquisitions
- Managing the New Infrastructure
- Leveraging Human Capital in IT
- Managing Enterprise IT Assets
- A Business Scorecard for the IT Organization
- Security and Privacy on Public Infrastructure
- Managing Customer Knowledge
- Policy and Procedures Manual for Internet and Intranet Activities
- Do's and Don'ts of Internet Commerce
- Getting Serious about Knowledge Management
- Mastering the Network Computer
- Implementing Enterprise Systems
- Applications Development in the Era of the Internet

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CLIENTS

     We have a diverse base of clients in various industries, primarily consisting of Global 1000 and mid-size corporations. From our founding through December 31, 1999, we have performed consulting services for a total of 184 clients. As of December 31, 1999, a total of 255 clients were participants in our subscription-based multi-client and research programs. Listed below in alphabetical order are our top 20 consulting clients in North America during 1999, which are all located in the United States, and our top 20 clients in North America for our subscription-based multi-client and research programs, in each case based upon total revenue. Also listed below for 1999 are our top ten consulting clients in Europe and our top ten clients in Europe for our subscription-based multi-client and research programs.

TOP 20 NORTH AMERICAN
CONSULTING CLIENTS IN 1999

21st Century Insurance
Arrow Electronics, Inc.
Ashland Inc.
Ball Aerospace & Technologies Corporation
Borden Chemicals and Plastics Limited Partnership
Borg-Warner Automotive, Inc.
Cargill, Incorporated
CarrAmerica Realty Corporation
Fort James Corporation
Internal Revenue Service
International Paper Company
Lanoga Corporation
North Pacific Group, Inc.
Novartis AG
Rohm & Haas Company
Schneider Electric SA
A. Schulman, Inc.
The Thomson Corporation
The United Illuminating Company
Williams-Sonoma, Inc.

TOP 20 NORTH AMERICAN
SUBSCRIPTION-BASED PROGRAM CLIENTS IN 1999

American Greetings Corporation
CMS Energy
Cargill, Incorporated
FPL Group, Inc.
Illinois Power
Johnson & Johnson
LG&E Energy Corporation
Marriott International, Inc.
Northrop Grumman Corporation
Novartis AG
Panasonic Industrial Co.
Pfizer Inc.
Rohm & Haas Company
Royal Bank Financial Group
Schneider Electric SA
Shell Chemical Company
The Principal Financial Group
The Thomson Corporation
Unocal Corporation
Warner-Lambert Company

TOP TEN EUROPEAN
CONSULTING CLIENTS IN 1999

Association Generale des Institutions de Retraite des Cadres
Avis Europe plc
Electricite de France -- Gaz de France
Fort James Europe Limited
Ingenieur-Vertriebsburo fur EDV-Software-Technik GmbH
Internationale Nederlanden Groep (ING)
IMJV Management BV (International Music Joint Venture)
Rio Tinto plc
Societe Generale d'Entreprises
Svenska Kullager Fabriken

TOP TEN EUROPEAN
SUBSCRIPTION-BASED PROGRAM CLIENTS IN 1999

Aachener und Munchener Informatik GmbH
Cable & Wireless plc
Glaxo Wellcome plc
Internationale Nederlanden Groep (ING)
Norwich Union plc
Societe Nationale des Chemins de Fer Francais
Svenska Kullager Fabriken
Systematics AG
The Post Office (UK)
The Scottish Provident Institution (UK)

     All of the clients listed above together generated over 59% of our total revenue worldwide for 1999. In 1999, our top 20 consulting clients based on total revenue worldwide were all North American clients and all of our top 20 clients for our subscription-based programs based on total revenue worldwide also were North American. In 1998 and 1999, no customer accounted for more than 10% of our total revenue.

REPRESENTATIVE ENGAGEMENTS

     The following case studies are representative of the type of eBusiness assignments we undertake on behalf of our clients. In addition to profiling engagements, these cases illustrate the strength of our operating model, how we leverage our research work and how we blend the disciplines of IT and HR into

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eBusiness solutions. The engagements profiled represent important work recently performed for the clients, but not all of the consulting services we performed for them.

                                 ENGAGEMENT ONE

Challenge:             A Fortune 50 manufacturing company operating globally was
                       not addressing the opportunities and competitive threats created by the digital economy. It needed both to develop an eBusiness strategy and to mobilize its organization around implementing that strategy.

Solution:              The global CIO, a multi-client program member, brought
                       Concours into relationships with the CEO and executive management team members. We first developed and delivered a four-session custom education program, based on recent research, for top executives on how to leverage information technology across the business, especially in eBusiness initiatives. Because of the success of this custom executive education, our strategy consultants are now key members of the CEO's eBusiness development team.
                       We have developed an enterprise-level eBusiness strategy to help meet the corporation's growth ambitions, as well as eBusiness Playbooks for multiple divisions. We are now working with the client to identify leverageable digital assets, structure and govern a growing portfolio of eBusiness initiatives, develop staffing plans and innovative compensation structures for eBusiness initiatives and deliver management education programs across the corporation. We have been performing consulting services for this client since October 1997, and we continue to perform consulting and other services for the client.

                                 ENGAGEMENT TWO

Challenge:             The merger of two major natural resources companies drove
                       the need for coordinated IT, HR and eBusiness strategies to capitalize on the merger and position the company to compete in eBusiness markets.

Solution:              Executives from both companies participated in our
                       multi-client programs prior to the merger. In connection with the merger, we assisted with the consolidation of the IT organizations and in developing an enterprise-wide
                       IT strategy and capability transformation plan. We also helped reorient an Enterprise Resource Planning project by providing project management assistance and refocusing the project on business outcomes. We were awarded this initial work in a competitive process over other firms after our business development team of senior consultants and a sales executive demonstrated the breadth of our relevant research and experience. The Executive Vice
                       President of HR then selected Concours to partner in the development of an HR strategy for eBusiness, in large part we believe because of the mix of IT, HR and eBusiness expertise demonstrated in our work with the new
                       IT organization. We are now working with the client to deploy these strategies and to utilize eBusiness technology and techniques to improve supply chain performance. All of these engagements have leveraged our latest research in eBusiness, IT and HR management. We have been performing consulting services for this client since August 1998, and we continue to perform consulting and other services for the client.

                                ENGAGEMENT THREE

Challenge:             An international manufacturer and distributor saw its
                       industry changing and wanted to move more aggressively into eBusiness markets.

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Solution:              The client is a multi-client program member and regular
                       participant in Re.sults research projects. The CIO arranged for senior Concours consultants to brief the executive team on eBusiness issues and the eBusiness Playbook approach to strategy development and execution. We then developed a Playbook with a range of specific eBusiness initiatives, including new sales and distribution channels, channel partner services, spin-off opportunities and technology-enabled product design improvements. We continue to assist with the deployment of selected eBusiness initiatives, and we are also working with the CIO and IT organization to enhance their technology and organizational platform to support eBusiness initiatives and business growth. We have been performing consulting services for this client since December 1997, and we continue to perform consulting and other services for the client.

                                ENGAGEMENT FOUR

Challenge:             A financial services company needed to revamp its IT
                       capabilities to support business growth targets and enable eBusiness initiatives.

Solution:              The company is a multi-client program member, and the
                       initial engagement came about through a long-standing relationship between the CIO and members of our salesforce. Leveraging the content of one of our mindshare marketing thought pieces, we first helped the CIO and IT management team to frame the issues and challenges they faced. The CIO then engaged us to assist with the transformation of the IT organization, starting with changing the project mix to focus on projects with greater business impact. This work also included improving IT delivery processes, cost structures, performance measurement, skills levels and mix, staff retention rate and customer satisfaction. Based on the success of this work, we are now assisting the business management team with the conception and development of eBusiness initiatives. This includes both conducting custom executive education and designing the operating model and marketplace partner strategy for an eBusiness spin-off that will be in competition with the parent company. We have been performing consulting services for this client since August 1997, and we continue to perform consulting and other services for the client.

SALES AND MARKETING

     Our sales and marketing strategy has two primary components: a dedicated salesforce and our mindshare marketing program. The sales efforts of our salesforce in the United States are supported by a team of telemarketers. As of March 1, 2000, our salesforce consisted of 19 dedicated sales executives, and we had a team of three telemarketing professionals. Seven of these sales executives are based in Europe.

     Our sales executives make calls on executives at companies that are not yet clients as well as help maintain access to and relationships with past and present clients. We primarily focus the efforts of our dedicated salesforce on CEOs or other senior executives. Our sales executives pursue opportunities generated through the multi-client programs and Re.sults research projects, through responses to our mindshare marketing thought pieces and through referrals. Our salesforce represents the full range of our services and also cross-sells our services to existing clients. After a sales executive identifies a prospect for consulting services, an appropriate consultant is typically brought in to meet with the prospect and convert the prospect into an actual engagement. Our salesforce is compensated with a combination of a base salary and incentive compensation.

     Each telemarketer is assigned two or three sales executives to support in their sales efforts. The telemarketers typically start the sales process through use of our extensive database, in which client contacts and marketing and business development opportunities are maintained. This central database can

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be used to track new opportunities as well as current client status.
Telemarketers call to set up appointments for the sales executives, as well as to probe for the client's or potential client's needs and generate interest in our services. Telemarketers receive a base salary plus incentive compensation for appointments that actually result in meetings. Our dedicated salesforce and our team of telemarketers allow our consultants to focus on providing advice to clients and converting prospects into actual engagements instead of prospecting for new business themselves.

     The second primary component of our sales and marketing strategy is our executive mindshare marketing program. At the center of this program are thought piece documents on contemporary management issues, which we periodically distribute free of charge to over 15,000 executives. These thought pieces represent the latest perspectives from our Re.sults research and consulting field experience and are written by senior Concours professionals. Our strategy is to share selected intellectual capital in order to capture the attention and interest of key executives. These thought pieces typically do not directly market our services by soliciting participation in our programs or research or use of our consulting services. Our mindshare marketing program also helps build our marketplace identity through brand name recognition.

     To bolster the sales and marketing efforts by our salesforce and telemarketers and mindshare marketing program, we employ other market development efforts designed to build Concours' brand name and recognition in the marketplace. For example, we use direct mail to invite targeted executives to participate in specific Concours conferences as our guests. We also send targeted executives thought pieces of likely interest together with direct solicitations to participate in related multi-client programs or research or to use our consulting services. Additionally, our sales and marketing efforts include seminars and briefings that target senior executives, public speaking opportunities, speaking opportunities at industry conferences, public relations programs with industry analysts and press and use of our Web site.

INTELLECTUAL CAPITAL

     Consulting, research and executive education are knowledge-intensive activities. In the past, the ability to acquire and transfer knowledge from accumulated experience was enough to attract and serve clients. Today, the amount of electronically available information is enormous and the proprietary life of knowledge is rapidly shrinking. Therefore, we continuously seek to identify, incorporate and disseminate new intellectual capital, and to keep abreast of business, technology and HR issues and trends. We utilize our accumulated knowledge and experience to develop innovative solutions for our clients and to provide them with what we believe are the latest and best management and strategy techniques available.

     Intellectual capital is generated by our employees, advisory board members and other third-party participants in our multi-client programs and research projects, as well as by our client engagements. Our Re.sults research projects generate a large amount of forward-looking intellectual capital to which we retain ownership, including the ability to sell and license the material elsewhere. We have developed relationships with well-known academics, experienced industry practitioners and independent management consultants. These experts lead discussions at our conferences, participate in our research projects and, on occasion, participate in client engagements.

Intellectual Property

     We consider as our intellectual property our research reports, educational materials and publications, as well as all reusable methodologies, techniques and expertise developed through our research, consulting engagements and other activities. We believe that this intellectual property has significant and ongoing value, but we also believe in the need to constantly update our intellectual capital and develop new intellectual capital to stay ahead of business trends, meet the needs of our clients today and anticipate their future needs. We also believe that the skills and processes through which our employees develop new intellectual capital are also valuable.

     We rely on a combination of trademark, service mark, copyright and trade secret laws to protect our intellectual property. We enter into confidentiality and non-compete agreements with our employees. We
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rely on our clients to respect the copyright on our materials, to limit distribution of our materials to within their organizations and to use the intellectual capital we provide for their internal business purposes only. Our clients are not required to enter into any contractual obligations with respect to their use of our intellectual property. In addition, we use our best efforts to limit access to, or distribution of, all confidential information generated in the course of our business or disclosed to us by clients or others.

     We have obtained United States registrations for the marks The Concours Group(R), The IT Concours(R), The Senior Executive Concours(R) and Re.sults(R). We have also applied for the marks eConcours(SM), Human Resources Concours(SM) and eBusiness Playbook(SM). Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

     We are also the owner of European Community Trademark registrations for the marks The Concours Group(R), Re.sults(R), The IT Concours(R) and The Senior Executive Concours(R) and have pending European Community Trademark applications for the marks eConcours(SM) and Human Resources Concours(SM). The European Community Trademark provides protection in the United Kingdom, Austria, France, Germany, Belgium, Luxembourg, the Netherlands, Spain, Portugal, Italy, Greece, Denmark, Finland, Sweden and Ireland.

     Additionally, we are the owner of a Mexican trademark registration for the mark The Concours Group(R) and have pending applications in Mexico for eConcours(SM) and Human Resources Concours(SM).

     Currently, we are evaluating a possible opposition to a United States Intent-to-Use Service Mark Application for Business Playbook based on our prior use of the mark eBusiness Playbook. As of this date, no determination has been made on whether we will proceed with the opposition.

     We pursue the protection of our trademarks in the United States and several foreign jurisdictions. Policing unauthorized use of our copyrighted material and marks is difficult and expensive. Our efforts to project our intellectual property rights could be inadequate to deter misappropriation of our intellectual property. In addition, it is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Our competitors also may independently develop similar methodologies, techniques, and expertise, and we would have no claim against them. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third-party infringement claims, regardless of their merit.

Knowledge Management

     Our internal Web site, operated on a secure server, functions as the central repository for our intellectual capital, including research products, consulting proposals and work products, conference agendas and presentations and a variety of other information such as audio archives of important teleconferences. The site also contains employee directories and other administrative information and tools.

     We also maintain a public Web site, which serves as a guide to Concours and our services such as upcoming multi-client events and past, present and future research projects. It includes facilities for clients to view meeting agendas, preview venues and register for conferences, as well as to request copies of thought pieces and other documents. Accessible via the public Web site are password-protected members-only areas associated with each Re.sults research project that contain documents and a bulletin board for posting questions and discussing issues.

     Our own research on knowledge management teaches us that technological tools for organizing information are essential -- but not sufficient -- to reach the goal of knowledge sharing. Knowledge is shared best when knowledgeable people are in direct contact with one another. Thus, we place great emphasis on tracking who among our consultants and researchers has what expertise, on polling the "wisdom of Concours" to make rapid contact with a range of expertise, on sharing wisdom and experience whenever asked and on using Re.sults research projects as vehicles for developing and packaging new knowledge.

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

Advisory Board

     We have developed relationships with some well-known academics, industry practitioners and independent management consultants. Several of them have an ongoing affiliation with us as members of our advisory board. This affiliation is outlined in simple letters of agreement. These letters do not require specific duties of advisors, but they may include:

     - fees paid for participating in Concours events;

     - fees paid for contributing to research projects;

     - referral fees and commissions paid to advisory board members for introducing non-clients to Concours; and

     - the terms of any stock options granted them.

Advisory board members work with us in various ways including: leading discussions at multi-client program conferences, participating in Re.sults research projects, referring consulting or other business to Concours and sometimes participating in consulting engagements and executive education programs. We also look to advisory board members individually or collectively for specific advice, for example, on issues to explore and companies to study in upcoming research projects. Most members of the advisory board receive stock options which vest over time as consideration for joining the advisory board and are reimbursed for their travel expenses.

     Advisory board affiliation is of indefinite duration and either party may terminate it at any time. The arrangement is non-exclusive. Members of the advisory board are stockholders and/or optionholders. The advisory board currently consists of:

          Judy Bardwick is a clinical Professor of Psychiatry at the University of California at San Diego and an international management consultant with San Diego-based Bardwick and Associates. Professor Bardwick has authored over 100 papers, articles and books, including Danger in the Comfort Zone and In Praise of Good Business. She is a fellow of the American Psychological Association and the Society of Fellows at the University of Michigan.

          Marvin Bressler is Professor of Sociology, Emeritus, and Roger Williams Straus Professor of the Social Sciences, Emeritus, at Princeton University, where for over 20 years he was chair of the Sociology Department. He is a recognized authority on the social aspects of education, is a frequent contributor to professional journals and is the author or co-author of seven books, including Quality and Equality in Education, Evaluation of the Effectiveness of Educational Systems and Student Activism: The Active Decades.

          James Cash is the James E. Robison Professor of Business Administration at Harvard Business School, where he served as Chairman of the MBA Program from 1992 to 1995 during the redesign of the MBA Program. He is currently researching the prevalence of information technology at the individual, organizational and inter-organizational/industrial levels in service organizations.

          Eric Clemons is Professor of Operations and Information Management at The Wharton School. He has a total of 22 years of experience on the faculties of The Wharton School, Cornell University and Harvard Business School. Professor Clemons is a specialist in channel strategy and the competitive application of information technology. He is a member of the editorial board of the Journal of Management Information Systems and the Journal of Electronic Commerce.

          Peter Cochrane is the Chief Technologist for British Telecom and consultant to a broad range of international companies, as well as a renowned writer, broadcaster and educator. For the past decade he has been involved with business and market transformation through technology businesses in the .com space. In 1999, he was appointed to the Collier Chair in the Public Understanding of Science and Technology at Bristol University, United Kingdom.

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

          Debra Engel acts as director, angel investor and adviser to a number of companies in Silicon Valley. Ms. Engel serves on the Board of Directors for Aspect Communications, is Chair of the Board of Directors for ON-SITE Dental Care and is also on the advisory boards for Icarian Corporation, Hire Systems, Beyondwork and Decisis. From November 1983 through August 1998, Ms. Engel was with 3Com where she last served as Senior Vice President for Corporate Services. Prior to joining 3Com, she served as Staffing Manager for Hewlett Packard.

          Mark Millemann, founder of Millemann & Associates, a management consulting firm based in Portland, Oregon, has extensive experience as a consultant to CEOs and executive teams of major global corporations. He specializes in counseling senior executives, individually and as teams, to understand and adjust their roles, effectiveness, and communication and leadership styles. He is a regular lecturer at executive conferences, and his recent publications focus on what it takes to lead sustainable transformational change.

          F. E. "Pete" Peterson is the retired senior vice president of human resources for Hewlett-Packard Company, where he had worldwide responsibility for HR activities including staffing, diversity, compensation, and HR information systems. He has served on the boards or advisory committees of several national associations and HR-related start-up companies and is a Fellow of the National Academy of Human Resource Management.

          Kevin Sullivan is an investor with the Angels Forum LLC and a consultant in Silicon Valley. He has been a senior executive in human resources for nearly 30 years, most recently as executive vice president at Wells Fargo Bank, and before that senior vice president of HR at Apple Computer. He has been a member of the Board of Directors of Silicon Valley Joint Ventures and Inroads of Northern California and is currently a member of the Advisory Boards of Decisis and Icarian Software.

          Dave Ulrich, Professor of Business Administration at the University of Michigan Business School, is on the core faculty of the Michigan Executive Program and co-director of the Michigan Human Resource Executive Program and Advanced Human Resource Executive Program. He is co-author of Organizational Capability, The Boundaryless Organization, Human Resource Champions, and most recently, Results-Based Leadership.

          James Wetherbe is the FedEx Professor of Excellence and Director of the Center for Cycle Time Research at the University of Memphis, as well as Professor of MIS at the University of Minnesota. He is a leading authority on the use of computers and information systems to improve organizational performance and competitiveness. He is the author of 17 books and over 200 articles.

Well-known academics and experienced industry practitioners

     A variety of other academics, industry practitioners and independent consultants work with us periodically as discussion leaders at multi-client program conferences or as participants in Re.sults research projects. These people are engaged on a time-and-materials basis through oral or written agreements either directly or with their respective agents or representatives. Their relationships with Concours are non-exclusive, and their participation in one program or project does not mean that they will participate in any future programs or projects. Well-known academics and experienced industry practitioners that have participated in multi-client programs to date include:

          Jim Champy serves as Chairman, Perot Systems Consulting Practice, and is the author of Reengineering the Corporation and Reengineering Management.

          Jim Collins is author of the best seller Built to Last and a management educator and consultant.

          Clayton Christensen is a Professor at Harvard Business School and author of The Innovator's Dilemma: When New Technologies Cause Great Firms to Fail.

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

          Peter Drucker has been called the father of modern management and is the author of thirty-one books ranging from The End of Economic Man, published in 1938, to his most recent work entitled, Management Challenges for the 21st Century, published in 1999.

          Bran Ferren is a nationally recognized, award winning designer/technologist working in theater, film special effects, product design, architecture and the sciences.

          Lynda Gratton is a Professor of Organizational Behavior at London Business School and Dean of its MBA program. She also directs the school's Executive Human Resource Strategy Program.

          Nicholas Negroponte is the founder and Director of the Media Laboratory at Massachusetts Institute of Technology, an interdisciplinary, multi-million dollar research center of intellectual and technological resources focusing exclusively on the study and experimentation of future forms of human and machine communication.

          Lester Thurow has been a Professor of Management and Economics at Massachusetts Institute of Technology since 1968.

PEOPLE AND CULTURE

     We have grown from 45 people at the end of 1997 to 108 people at the end of 1999. As of March 1, 2000, we had a total of 165 employees, of which 46 are employees of our newly acquired European subsidiary, Cepro. Of the 119 Concours employees, which does not include Cepro employees, 45 were consulting professionals with eight of these professionals based in Europe, 17 were directly responsible for our multi-client or research programs, 22 were involved in sales and marketing and 35 were involved in management and administrative, human resources, finance, accounting, legal, information systems and administrative functions. Of the 46 Cepro employees, 40 are consulting professionals and six are involved in administrative functions.

Culture

     Our core values include collaboration, client-focus, speed of results, excellence in our outputs and straightforward communication. Our culture, however, is not homogenous. We accommodate cultural, as well as operational, variations across our business. We believe that high performance comes from people who feel that they are at the front lines of their business, rather than performing secondary duties. Thus, we strive to make all employees feel that they are on the front lines of their respective endeavors, and to have them exercise correspondingly high degrees of accountability.

     Cultural accommodation is essential to our acquisition philosophy. An acquisition is assimilated by linking the acquired entity to our client relationship and intellectual capital development activities, making use of firm-wide communications infrastructure (e-mail, voicemail, Web site), and adopting the common information systems for firm-wide functions such as financial reporting. Our philosophy is to otherwise leave an acquired company operationally and culturally intact, so that its staff can remain on the front lines in its industry. We work together on a day-to-day basis in two ways: in the context of client engagements that draw upon expertise from multiple parts of Concours, and through participation in our core research and multi-client activities.

Recruiting Senior Professionals

     We attract and employ experienced professionals with strong track records of individual accomplishment. Our consulting and research professionals have an average of over twelve years of relevant industry experience. We believe we excel in complex business and technology environments primarily because of the quality and experience of our consultants and our extensive research activity. We believe our success will depend on our ability to continue to attract, retain and motivate new and existing senior professionals. In 2000, we intend to expand our recruiting activities for consulting and research professionals to include on-campus recruitment of MBA candidates with approximately five to ten years of relevant industry experience.
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

Retention

     There is significant competition for employees with the skills required to perform the services we offer. We believe that we have been successful in our efforts to retain employees because of our emphasis on continued professional development as well as financial rewards and incentives.

Compensation

     Our compensation programs have been structured to attract and retain highly skilled professionals. We compensate our employees through a combination of regular cash compensation, performance-based cash incentive compensation and participation in our stock option incentive plans. We believe our compensation programs are competitive.

Employee Relations

     Our employees are not represented by any union or collective bargaining arrangement and are retained on an at-will basis. However, the regulations of certain European countries in which we operate, including Sweden, may make it difficult for us to terminate certain of those at-will employees. In addition, those regulations govern the amount of vacation time that must be given to employees, which is significantly more vacation than in the United States. Concours considers its relations with employees to be good.

ACQUISITION PHILOSOPHY

     From time to time, we will seek strategic acquisitions to further accelerate our growth. We evaluate potential acquisitions based on strategic and geographical fit. Our acquisition focus is on consulting or product firms with complementary services, similar values and characteristics, and whose services are or will be bought by our existing clients. Our philosophy is to acquire quality firms and leave their cultures intact, but then link them to our core capabilities to provide new business opportunities, relationships and practice ideas to drive their growth beyond their historical growth rate. We expect to drive additional revenue by cross-marketing into each other's customer base.

     On February 29, 2000, we acquired Cepro, a Swedish management consulting firm that currently services the Swedish market. See "Related Transactions and Recent Acquisition" for a more detailed description of this acquisition. On November 18, 1999, we acquired Inforesma, a Swedish provider of subscription-based multi-client programs. The purchase price for Inforesma was approximately $118,000 in cash and the issuance of 25,000 shares of our common stock.

COMPETITION

     The pace of business and technological change, the variety of consulting firms and their offerings and the low barriers to entry for Internet professional services and other specialist firms together make for a very dynamic and competitive marketplace.

     Our consulting services compete with:

     - traditional "big 5" consulting firms and large systems integrators such as Computer Sciences Corporation and Electronic Data Systems Corporation in the areas of business systems strategy, eBusiness application design and deployment and consulting services to CIOs and IT organizations;

     - general management and strategy consulting firms such as Bain & Company, Booz-Allen & Hamilton, Inc., The Boston Consulting Group and McKinsey & Company in the areas of business strategy, business model design and executive team counseling;

     - Internet professional services firms such as Diamond Technology Partners, Incorporated and eBusiness implementation firms such as Sapient Corporation, Scient Corporation and Viant Corporation which also provide eBusiness strategy and business model design services;

     - internal strategy and IT departments of potential clients;

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

     - Internet professional services groups of large technology companies such as International Business Machines Corporation and Oracle Corporation; and

     - small specialty firms in both North America and Europe.

     Many of our competitors have longer operating histories, larger client bases, greater brand recognition and significantly greater financial, technical, marketing and public relations resources than we do. Greater resources may enable a competitor to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of its products and services than we do. In addition, the lack of any significant barriers to entry into this market permits new market entrants that further intensify competition.

     We believe that what clients look for in a management and strategy consulting firm today include:

     - focus on the client's specific needs;

     - eBusiness experience and expertise;

     - industry, business process and general business expertise;

     - business model as well as technical architecture and information systems design skills;

     - project management and change management skills;

     - speed of delivery; and

     - objectivity of advice provided.

     Additional competitive factors in our industry, some of which are beyond our control, include: the ability of our competitors to hire, retain and motivate experienced consulting professionals, the effectiveness of marketing and sales, the ability to develop and sustain long-term client relationships, the ability to adjust and, when necessary, reinvent our services in the face of client and industry change and the price at which competitors offer comparable services.

     Our multi-client programs and research projects compete with the Corporate Executive Board Company and other executive education services and research firms. Competitive factors in these markets include breadth of subject matter coverage, quality of programming and events, and levels of both innovation and practicality in research findings and recommendations.

     We believe that we presently compete effectively on all these levels, but we may be unable to compete effectively in the future due to the evolution of the market for our services. In addition, some of our competitors may develop superior services that have greater customer acceptance than the services we offer.

DESCRIPTION OF FACILITIES

     Our headquarters are located in a leased facility in Kingwood, Texas consisting of approximately 5,970 square feet of office space pursuant to a lease expiring in September 2002. We also have leased office space in Cambridge, Massachusetts, consisting of approximately 2,810 square feet, pursuant to a lease expiring May 2000. We also lease office facilities in Amsterdam, Gothenburg (Sweden), London, Munich and Paris on a variety of lease terms ranging from month-to-month to eight years. In 1999, our total lease expense was $341,000. We plan to continue to occupy the offices of Cepro in Stockholm, pursuant to a lease expiring September 2004, covering approximately 15,580 square feet at an annual rate of approximately $371,000. We currently do not own any real property.

     We anticipate that additional office space, as well as a replacement for the current Cambridge, Massachusetts location will be required as business expands. We believe that we will be able to obtain suitable space as needed.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation incidental to the conduct of our business. We are currently not a party to any material legal proceedings.
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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The executive officers, directors and persons chosen to be directors of Concours are as follows:

NAME                             AGE                        POSITION
----                             ---                        --------
Ronald P. Christman............  60    Chairman of the Board, Chief Executive Officer and
                                         President
Tamara J. Erickson.............  45    President -- Consulting
Lynn D. Keehan.................  49    Executive Vice President and Director
Nicholas P. Vitalari...........  46    Executive Vice President and Director
Jeffrey J. Weiner..............  44    Chief Financial Officer
Debra Engel....................  47    Person chosen to be a Director
Hans G. Lindroth...............  41    Director
Barry Romeril..................  56    Person chosen to be a Director
Leonard J. Sokolow.............  43    Director
Fredrik Wallenberg.............  32    Director

     Ronald P. Christman, Ph.D. is the founder, Chairman of the Board, Chief Executive Officer and President of Concours. Dr. Christman has served in such positions and as a director on the Board of Directors since Concours' founding in January 1997. From February 1986 through November 1996, Dr. Christman served as President of CSC Index Research/Advisory Services, where he was responsible for its research and development, marketing and multi-client services. Dr. Christman received his Ph.D. in Nuclear Science from North Carolina State University in 1966 after receiving his Bachelor of Science in Physics in 1962 from Randolph Macon College in Ashland, Virginia.

     Debra Engel has been elected by the stockholders to become a director on March 18, 2000. She is a director, investor and advisor to a number of organizations in Silicon Valley. She serves on the Board of Directors for Aspect Communications and Beyondwork and is the Chairwoman of the Board of Directors for ON-SITE Dental Care. She is on the Advisory Boards for Icarian Corporation, Hire Systems and Decisis. She also serves the nonprofit community as a member of the Board of Directors for the Community Foundation of Silicon Valley, the Center for Excellence in Nonprofits and the Center for Innovation at Foothill College. She is a Senior Fellow and an executive committee member of the Board of Directors for the American Leadership Forum, is the Advisory Board Co-chair and past Chairwoman of the Board of Directors for the Career Action Center, and is an Executive Fellow for the Center of Technology and Innovation at Santa Clara University. From November 1983 through August 1998, Ms. Engel was with 3Com Corporation, an electronic connectivity and networking systems company, where she last served as Senior Vice President for Corporate Services. Prior to joining 3Com, she served as Hewlett Packard's Corporate Staffing Manager and as Personnel Manager for its Avondale Division. Ms. Engel holds a Master of Science degree in Industrial Relations from Iowa State University which she received in 1976 and a Bachelor of Science degree in Psychology from Iowa State University which she received in 1973.

     Tamara J. Erickson is President -- Consulting, a position she has held since November 1998. From October 1997 through November 1998, she was an independent consultant with Black Brook Partners, a strategy consulting firm. From April 1996 through September 1997, Ms. Erickson was Managing Partner, North America for PA Consulting, a management consulting firm. She spent 19 years, from 1977 through April 1996, with Arthur D. Little, Inc., her latest position being Chairwoman of Innovation Associates and Senior Vice President. She also served from 1991 to 1995, as Managing Director of Arthur D. Little's management consulting business in the United States and Canada, including consulting services in the areas of strategy, organization, information systems and operations management. Ms. Erickson is a director of PerkinElmer, Inc., where she is a member of the audit, governance and compensation committees. Ms. Erickson is the co-author of the book, Third Generation R&D: Managing

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

the Link to Corporate Strategy, published in April 1991 by Harvard Business School Press. She received a Bachelor of Arts in Biological Sciences from the University of Chicago in 1976 and a M.B.A. from the Harvard Graduate School of Business Administration in 1978.

     Lynn D. Keehan, Ph.D. is a co-founder and Executive Vice President of Concours, a position she has held since January 1997. From January 1997 until March 18, 2000, Dr. Keehan also served Concours as a director. From March 1985 through October 1996, Dr. Keehan was part of Dr. Christman's team at CSC Index Research/Advisory Services, where she last served as Senior Vice President. Previously, Dr. Keehan spent ten years in Washington, D.C. with The Urban Institute, the United States Department of Energy and the Alliance To Save Energy, managing interdisciplinary research projects. She left Washington, D.C. in 1982 to co-found a small Boston-based consulting firm, which was acquired by CSC Index. Dr. Keehan received a Bachelor of Arts in Psychology from the University of Connecticut in 1971 and completed her Ph.D. in Psychology from The George Washington University in 1976. Dr. Keehan will be resigning from the board of directors of Concours, effective March 18, 2000.

     Hans G. Lindroth has served as a director of Concours since August 1998. He currently serves as a Vice President of Lingfield AB, a Swedish venture capital firm that is an affiliate of Infologix. Prior to joining Lingfield AB in October 1999, he was an officer of Lemshaga Consulting AB, a Swedish consulting firm. From 1990 to 1998, Mr. Lindroth held a variety of senior management positions with Marieberg AB, a large newspaper publishing enterprise in Scandinavia. Mr. Lindroth is currently a director of Saztec Inc., a Nasdaq listed information conversion company. Mr. Lindroth is a frequent speaker at Internet-related seminars in Europe. Mr. Lindroth graduated from the University of Stockholm with a Bachelor of Teaching degree in 1985, and received a Master of Political Science degree from the University of Linkoping in 1986.

     Barry Romeril has been elected by the stockholders to become a director effective as of March 18, 2000, and is a director, Vice Chairman and Chief Financial Officer of Xerox Corporation, a position he has held since 1998. He has been employed at Xerox Corporation since 1993 in a variety of positions. He also serves as a director of Fuji Xerox, a joint venture company between Xerox Corporation and Fuji Photo. Before joining Xerox, Mr. Romeril was a director for British Telecommunications Plc. In addition to his duties on the Board of Directors at Xerox, Mr. Romeril serves as a director of Billiton Plc, a major multi-national mining company, and Ebony & Gold Ventures, Inc., an investment corporation. Mr. Romeril is a member of the Council of Financial Executives of The Conference Board, a New York-based worldwide business organization. He is also a Board member of the Private Sector Council, a Washington-based organization of U.S. companies that make recommendations on improving government efficiency. Mr. Romeril, a British citizen, graduated from Oxford University in 1966 with an honors degree in Politics, Philosophy and Economics. He is also a Certified Accountant and a Fellow of the Association of Corporate Treasurers.

     Leonard J. Sokolow has been a director of Concours since March 1997. He has been Chief Executive Officer and Vice Chairman of vFinance.com, Inc., an Internet-based financial opportunity exchange, since November 1999. Since September 1996, he has been: President of Union Atlantic LC, a merchant banking and strategic consulting firm which is a wholly-owned subsidiary of vFinance.com, and President of Genesis Partners, Inc., a private financial business consulting firm. He was Chairman and Chief Executive Officer of the Americas Growth Fund, Inc., from August 1994 to December 1998. He currently serves as a director of Catalina Lighting, Inc., Advanced Electronics Support Products, Inc., and Ezcony Interamerica, Inc. Mr. Sokolow is a licensed attorney and C.P.A. in the state of Florida and received a graduate degree in taxation from the New York University Graduate School in 1982, a J.D. degree from the University of Florida School of Law in 1980 and a B.A. degree in Economics and Accounting from the University of Florida in 1977.

     Nicholas P. Vitalari, Ph.D. is a co-founder, director and Executive Vice President of Concours, positions he has held since January 1997. From April 1990 through November 1996, Dr. Vitalari was with CSC Index Research/Advisory Services where he last served as Senior Vice President and Global Practice Leader. During the 1980's, he co-founded Project NOAH, a National Science Foundation project funded to assess the impact of microcomputers and information services on business. Dr. Vitalari has consulted

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with various Fortune 500 companies on eBusiness strategy, the strategic use of
IT, fast-cycle time to market methods, transformation of the IT organization and the use of IT to increase corporate agility. Dr. Vitalari is a former professor of management and computer science at the University of California (Irvine) Graduate School of Management. He holds a Ph.D. in MIS and a M.B.A. in Quantitative Methods from the University of Minnesota, which he earned in 1981 and 1977, respectively. Dr. Vitalari received a Bachelor of Science in Business Administration from Marquette University in 1975.

     Fredrik Wallenberg has been a director since February 1997. Mr. Wallenberg will be resigning from the board effective March 18, 2000. Mr. Wallenberg served as Vice President of Travelogix, Inc., a travel management software company, from August 1996 to July 1999. Before joining Travelogix, Mr. Wallenberg held several positions. He was employed as a consultant for Tallard BV, an investment company, from September 1995 to July 1996. Prior to his employment at Tallard, Mr. Wallenberg worked as a stockbroker for Citicorp Chile S.A. from December 1994 to June 1995. While at Citicorp, Mr. Wallenberg was responsible for developing a new computer program which tracked stockbroker operations. Mr. Wallenberg currently serves on the Board of Playnet, Inc., PaperSoft, Inc. and Zibex, Inc. He holds a B.A. in Economics and a Masters Degree in Business and Economics with honors from the Stockholm School of Economics.

     Jeffrey J. Weiner has served as Chief Financial Officer of Concours since October 1998 when he joined Concours. From September 1991 to January 1998, He served as Vice President -- Finance of BSG Corporation, an IT company specializing in custom development of client-server based information systems. Previously, Mr. Weiner served in various financial positions with Anadril Schlumberger and Schlumberger Limited and was in the New York City office of the accounting firm Price Waterhouse for five years, where he last served in the position of Senior Auditor. He has been a Certified Public Accountant since 1983. Mr. Weiner received a M.B.A. in International Finance from St. John's University, New York, New York in 1986, and his B.B.A. in Accounting from Bernard M. Baruch College, City University of New York in 1978.

BOARD OF DIRECTORS

     We currently have authorized seven directors. The board of directors is divided into three classes: Class I, whose term will expire at the annual meeting of the stockholders to be held in 2001; Class II, whose term will expire at the annual meeting of the stockholders to be held in 2002; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders after the initial classification, each elected director will serve from the time of his election and qualification until the third annual meeting following his election. This classification of the board of directors may have the effect of delaying or preventing changes in control of the management of Concours. All of our officers serve at the discretion of the board of directors. There are no family relationships among the directors and officers of Concours.

     Dr. Keehan and Mr. Wallenberg resigned from the board of directors effective March 18, 2000, and Mr. Romeril and Ms. Engel were elected in their place as independent directors, and we also established an audit committee upon which both serve. The board of directors also classified itself as follows: the Class I directors are Mr. Sokolow and Dr. Vitalari; the Class II directors are Mr. Romeril and Ms. Engel; and the current Class III directors are Dr. Christman and Mr. Lindroth.

Committees of the Board

     The board of directors has established the following standing committees: audit, nominating and compensation committees.

     Audit Committee. The audit committee will be comprised entirely of non-employee directors. Effective March 18, 2000, Ms. Engel and Messrs. Romeril and Sokolow were appointed to the audit committee, and Mr. Romeril was named chairman. The audit committee reviews the preparation of and the scope of the audit of our annual consolidated financial statements, reviews drafts of such statements, makes recommendations as to the engagement and fees of the independent auditors, and monitors the
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

functioning of our accounting and internal control systems by meeting with representatives of management and the independent auditors. This committee has direct access to the independent auditors and counsel to Concours and performs such other duties relating to the maintenance of the proper books of account and records of Concours and other matters as the board of directors may assign from time to time. Additionally, in order to maintain listing on Nasdaq, Concours will be required to maintain an audit committee consisting of at least three independent directors. Independent directors are persons who are, among other things, neither officers nor employees of Concours or its subsidiaries or any other person who has a relationship with any person or entity which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

     Nominating Committee. The nominating committee reviews the performance of directors and recommends persons to be management's nominees for directorships. The nominating committee may consider nominees recommended by stockholders, upon timely, written request by a stockholder addressed to any member of the committee. Dr. Christman and Mr. Lindroth are the members of the nominating committee. Effective March 18, 2000, the board of directors has appointed Ms. Engel as an additional member of the nominating committee.

     Compensation Committee. Until March 17, 2000, the compensation committee had been comprised of Messrs. Sokolow and Wallenberg. Effective March 18, 2000, the compensation committee will consist of Dr. Christman, Ms. Engel and Mr. Sokolow. Ms. Engel will be the chair of the committee. The compensation committee has sole authority to administer our stock option plans, although it has no discretion as to the award of stock options under the 2000 Director Stock Option Plan. The compensation committee also reviews and makes recommendations regarding the compensation levels of the company's executive officers. Dr. Christman's salary was set by the compensation committee in February 1997, and has remained at that level since that time.

MEETINGS OF THE BOARD OF DIRECTORS

     During 1999, the board of directors met on two occasions. All of the directors attended. There were no meetings of the committees of the board, as they acted by written consent.

COMPENSATION OF DIRECTORS

     Directors who are also employees of Concours receive no additional compensation for their services as directors. Directors who are not employees of Concours receive no fees for attendance in person at meetings of the board of directors or committees of the board of directors, but are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with the attendance at Board meetings. Mr. Romeril, Ms. Engel, Mr. Lindroth and Mr. Sokolow, in consideration for their service on the board of directors, will each receive 15,000 options to purchase shares of common stock on March 18, 2000, which will vest over three years with one-third vesting upon each anniversary date of the grant until fully vested. In addition, Ms. Engel received 5,000 options to purchase shares of common stock on March 14, 2000, in consideration for her service to date on the advisory board. See "-- Director Stock Option Plan."

     The Delaware General Corporation Law provides that a company may indemnify its directors and officers as to certain liabilities. Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by law. The effect of such provisions is to indemnify our directors and officers against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with Concours. The directors will not be liable for monetary damages to Concours or our stockholders except for those arising from:

     - any breach of a director's duty of loyalty to Concours or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derives any improper personal benefit.

     We may obtain liability insurance and enter into contractual arrangements with them to effectuate these provisions. The foregoing provisions are not intended to limit the liability of directors or officers for any violation of federal securities law.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Other than Dr. Ron Christman, none of the members of our compensation committee are currently or have been at any time since our founding, an officer or employee of Concours. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EMPLOYMENT AND NON-COMPETITION AGREEMENTS

     We have no employment agreements with any of our executive officers named above. Concours has entered into non-competition agreements with Dr. Christman, Ms. Erickson, Dr. Keehan, Dr. Vitalari and Mr. Weiner. The agreements provide that until the termination, for whatever reason, and for twelve months thereafter of such person's employment with Concours, they will not solicit business of the type performed by Concours from any Concours client, or render services of the type performed by Concours for any Concours client. For a period of three years following their termination, these employees will not solicit any Concours employees. A Concours client includes any person that is a client at the time of, or during the twelve month period prior to, termination of such employee's employment and prospective clients to whom Concours has made a presentation during the one-year period prior to such termination.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

     The following table sets forth certain summary information regarding compensation paid or accrued by us to or on behalf of our Chief Executive Officer and each of the other four most highly compensated executive officers of Concours, determined as of the end of 1999, for the fiscal years ended December 31, 1997, 1998 and 1999.

                           SUMMARY COMPENSATION TABLE



                                                                               LONG TERM
                                                                              COMPENSATION
                                     ANNUAL COMPENSATION                      ------------          ALL OTHER
                                ------------------------------                   COMMON       ANNUAL COMPENSATION($)
                                                  BONUS          RESTRICTED      STOCK        ----------------------
NAME AND                                    ------------------     STOCK       UNDERLYING        LIFE
PRINCIPAL POSITION       YEAR   SALARY($)   CASH($)   STOCK($)     AWARDS       OPTIONS      INSURANCE($)   401(K)($)
------------------       ----   ---------   -------   --------   ----------   ------------   ------------   ---------
Ronald P. Christman....  1999    300,000        --         --           --           --              --           --
  Chief Executive        1998    300,000        --         --           --           --              --           --
    Officer              1997    300,000        --         --           --           --              --           --

Lynn D. Keehan.........  1999    206,000    200,000        --           --           --              --           --
  Executive Vice         1998    206,000    200,000        --           --           --              --           --
    President            1997    200,000    200,000        --           --           --              --           --

Nicholas P. Vitalari...  1999    257,500     39,456        --           --           --              --           --
  Executive Vice         1998    257,500        --         --           --           --              --           --
    President            1997    250,000        --         --           --           --              --           --

Tamara J. Erickson.....  1999    264,586     92,975(2)     --           --       20,000              --           --
  President, Consulting  1998     31,251(1)     --         --           --       80,000              --           --
                         1997         --        --         --           --           --              --           --

Jeffrey J. Weiner......  1999    172,000        --         --           --       55,000              --           --
  Chief Financial        1998     35,759(1)     --         --           --       35,000              --           --
    Officer              1997         --        --         --           --           --              --           --

------------------

(1) Reflects compensation for the portion of 1998 during which Ms. Erickson and Mr. Weiner were employed. Ms. Erickson commenced employment in November 1998 and Mr. Weiner in October 1998.

(2) 90,000 of which was paid during 1999 and the remainder was paid during 2000.

Option Grants in Fiscal 1999

     The following table contains information concerning the grant of stock options during the year ended December 31, 1999 to the named executive officers.

                                                                                         POTENTIAL REALIZABLE VALUE
                                                                                          AT ASSUMED ANNUAL RATES
                                  NUMBER OF       % OF TOTAL                                   OF STOCK PRICE
                                  SHARES OF        OPTIONS                                 APPRECIATION FOR STOCK
                                COMMON STOCK       GRANTED      EXERCISE                       OPTION TERM(1)
                                 UNDERLYING      TO EMPLOYEES     PRICE     EXPIRATION   --------------------------
NAME                           OPTIONS GRANTED     IN 1999      PER SHARE      DATE          5%             10%
----                           ---------------   ------------   ---------   ----------   ----------     -----------
Ronald P. Christman..........          --              --            --           --           --              --
Lynn D. Keehan...............          --              --            --           --           --              --
Nicholas P. Vitalari.........          --              --            --           --           --              --
Tamara J. Erickson...........      20,000            3.28%        $5.00      11/1/09      $62,889        $159,374
Jeffrey J.
  Weiner -- 1/1/99...........      35,000            5.74%        $2.82      01/1/09      $62,072        $157,302
Jeffrey J.
  Weiner -- 11/1/99..........      20,000            3.28%        $5.00      11/1/09      $62,889        $159,374

------------------

(1) Options were granted at an exercise price believed by the Compensation Committee to be equal to the fair market value at the date of grant.

Stock Option Exercises in 1999 and Fiscal Year-End Option Values

     None of the executive officers named in the Summary Compensation Table exercised any outstanding stock options during 1999 or in any prior period. The following table sets forth information on the year-end value of the outstanding options held by the named executive officers at December 31, 1999.

                                                              VALUE OF OUTSTANDING OPTIONS
                                                                  AT DECEMBER 31, 1999
                                                ---------------------------------------------------------
                                                  COMMON STOCK UNDERLYING        VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS(1)
                                                    AT FISCAL YEAR-END            AT FISCAL YEAR-END
                                                ---------------------------   ---------------------------
                                                EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                -----------   -------------   -----------   -------------
Ronald P. Christman...........................        --             --              --             --
Lynn D. Keehan................................        --             --              --             --
Nicholas P. Vitalari..........................        --             --              --             --
Tamara J. Erickson............................    20,000         80,000        $103,600       $370,800
Jeffrey J. Weiner.............................     8,750         81,250        $ 45,325       $377,275

------------------

(1) There was no public trading market for the common stock at December 31, 1999. Accordingly, these values have been calculated by determining the difference between the exercise price per share and the fair market value on December 31, 1999. It was determined by an independent third-party valuation that the common stock had a fair market value of $8.00 per share on December 31, 1999.

REPURCHASE RIGHTS OF CERTAIN CONCOURS EXECUTIVE OFFICERS

     If a Cepro employee leaves Concours prior to March 3, 2003, Dr. Christman, Dr. Keehan, Dr. Vitalari and Robert Forsyth, an initial and current stockholder of Concours, have the right to repurchase up to 230,000 repurchasable non-escrowed Concours shares if Concours, Infologix and four Cepro senior consultants decline their prior right to repurchase the shares. Dr. Christman, Dr. Keehan, Dr. Vitalari and Mr. Forsyth each have ten days, in that order, to elect to repurchase the repurchasable shares. All of these rights were granted as part of the acquisition of Cepro by Concours.

OUR STOCK OPTION PLANS

     Options to purchase a total of 4,425,857 shares of common stock have been authorized under the following eight stock option plans currently in place: the 1997 Employee Stock Option Plan, the 1998 Employee Stock Option Plan, the 1998 European Equity Compensation Plan, the 1999 Employee Stock Option Plan, the 2000 Employee Stock Option Plan, the 2000 International Equity Compensation Plan, the 2000 Senior Executive Performance Plan and the 2000 Director Stock Option Plan and by a separate board authorization. As of March 1, 2000, there were outstanding options to purchase a total of 2,648,350 shares of common stock, including options to purchase 90,000 shares granted under the separate authorization, of which options to purchase 568,875 shares were exercisable. As of that date, the weighted average exercise price of the outstanding options was $4.49.

United States Employee Stock Option Plans

     General. Since our formation in 1997, our board of directors adopted and our stockholders subsequently approved employee stock option plans for 1997, 1998, 1999, and 2000. Other than differing amounts of options reserved under the plans, the terms of the plans are substantively the same. The 1997 Employee Stock Option Plan provides for the grant of options to purchase up to 460,857 shares of our common stock. The 1998 Employee Stock Option Plan provides for the grant of options to purchase up to 675,000 shares of our common stock. The 1999 Employee Stock Option Plan provides for the grant of options to purchase up to 700,000 shares of our common stock. The 2000 Employee Stock Option Plan provides for the grant of options to purchase up to 1,000,000 shares of our common stock.

     Awards Under the Employee Stock Option Plans. Options under the employee stock option plans may be made in the form of incentive stock options, non-qualified stock options or any combination thereof. Options may only be granted to employees, non-employees who are under a written contract with Concours, or a subsidiary of Concours of which Concours owns 50% or more, to provide consulting or advisory services to Concours or a subsidiary, or members of the board of directors of Concours or a subsidiary ("Eligible Person(s)") as the board of directors or the compensation committee shall in its discretion select. Only employees of Concours are eligible to receive grants of incentive stock options. Generally, if any option terminates, expires, or is canceled or surrendered as to any shares of common stock, new options may thereafter be granted covering such shares.

     Administration. The employee stock option plans are administered by the compensation committee. The compensation committee is authorized to:

     - adopt rules and regulations for carrying out the purposes of the employee stock option plans;

     - construe, interpret and implement the provisions of the employee stock option plans or any option;

     - adopt, amend and rescind administrative and interpretive rules and regulations relating to the employee stock option plans or any option;

     - make appropriate adjustments to the exercise price and number of shares subject to the employee stock option plans and options in accordance with such plans;

     - make determinations and perform all acts necessary or advisable for administering the employee stock option plans;

     - correct any defect or supply any omission or reconcile any inconsistency in the employee stock option plans or any option;

     - make certain modifications to the employee stock option plans as necessary to effectuate the intent of the plans;

     - change the date on which any option may be exercised; and

     - select eligible persons to whom options will be granted.

     The determinations of the compensation committee are made in its sole discretion and are conclusive.

     Option Grants. The compensation committee determines the terms and conditions of options. Options may generally be exercised as to 25% of the shares covered by the particular option on the first anniversary of the date of grant and an additional 25% of the shares covered by the particular option may be exercised on each of the anniversaries of the date of grant in each of the following three years. The compensation committee may alter the date on which an option may be exercised; however, no option may be exercised prior to the first anniversary of the date of grant, and no option may be exercised after the expiration of ten years from the date of grant which period is reduced to five years for certain stockholders owning more than 10% of the total combined voting power of all classes of stock of Concours or a subsidiary on the date of grant. The purchase price per share payable upon the exercise of an option is established by the compensation committee at the time of grant, and, in the case of an incentive stock option, the option exercise price must be equal to at least 100% of the fair market value of a share of Concours's common stock on the date of grant and, in the case of any person owning more than 10% of the total combined voting power of all classes of stock of Concours or a subsidiary on the date of grant, at least 110% of the fair market value of a share of Concours's common stock on the date of grant. The option exercise price is generally payable in cash or an equivalent thereof. The compensation committee may require other arrangements be made or conditions met before an option may be exercised.

     Incentive stock options are not transferrable by the grantee other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. Non-qualified stock options may be transferable if so determined by the compensation committee, in its sole discretion.

     Termination of Employment or Service. In general, upon the earliest event to occur of the following:

     - the death of a grantee;

     - the total and permanent disability of a grantee;

     - the date on which a grantee ceases to be employed by Concours or a subsidiary or ceases to be a consultant of Concours or a subsidiary regardless of the reason; therefore, the date on which a grantee ceases to be a member of the board of directors, unless the grantee continues to be an employee or consultant of Concours or a subsidiary;

the grantee's unvested options will automatically and without notice terminate and become null and void. Additionally, the grantee has 90 days after such event to exercise any vested options or such options will automatically and without notice terminate and become null and void. The transfer of an employee's employment between Concours and a subsidiary is not deemed to be a termination of the employee's employment under the employee stock option plans. If however, the grantee commits certain actions including, but not limited to any act of malfeasance or wrongdoing affecting Concours or a subsidiary, any unexercised portion of the options held by the grantee immediately terminate and are null and void.

     Other Features. The board of directors may amend, suspend, or terminate the employee stock option plans or any option; provided, however, that no such amendment may alter any provision of the employee stock option plans or any option without compliance with any applicable stockholder approval requirements or requirements of any stock market on which Concours' common stock is listed for trading or substantially impair any option previously granted to any grantee without the consent of the grantee. In the event of a stock dividend, or a recapitalization resulting in a stock split, combination or exchange of shares, appropriate adjustments will be made to the maximum number of shares subject to being optioned under the employee stock option plans and number of shares and exercise price per share then subject to outstanding options. In the event of any other corporate transaction, the compensation committee may change the exercise price or number of shares subject to the options or both, if appropriate, in its sole discretion.

European and International Stock Option Plans

     General. Since commencing European operations in 1998, our board of directors adopted and our stockholders subsequently approved the 1998 European Equity Compensation Plan which provides for the grant of awards to purchase up to 600,000 shares of our common stock, and the 2000 International Equity Compensation Plan, which provides for the grant of awards to purchase up to 600,000 shares of our common stock (collectively the "International Stock Option Plans"). Generally, if any awards are forfeited, terminate, expire unexercised, settle in cash in lieu of stock or are exchanged for other awards, the shares of common stock which were previously subject to the awards remain available for awards under the International Stock Option Plans to the extent of such forfeiture or expiration. If any shares of common stock are used as payment of the purchase price of common stock upon exercise of an option, such shares of common stock are available for awards under the International Stock Option Plans.

     Awards Under the International Stock Option Plans. Awards under the International Stock Option Plans may be made in the form of:

     - deferred compensation stock options;

     - non-qualified stock options;

     - stock appreciation rights;

     - restricted awards; or

     - any combination thereof.

     Awards generally may only be made to employees, non-employees who are under a written contract with Concours, or a subsidiary of which Concours owns 50%, to provide consulting or advisory services to Concours or a subsidiary, or members of the board of directors of Concours or a subsidiary ("Eligible Person(s)") as the board of directors or the compensation committee shall in its discretion select.

     Administration. The International Stock Option Plans are administered by the compensation committee. The compensation committee is authorized to:

     - adopt rules and regulations for carrying out the purposes of the International Stock Option Plans;

     - adopt, amend and rescind administrative and interpretive rules and regulations relating to the International Stock Option Plans or any award;

     - construe the terms of the International Stock Option Plans or any award;

     - make appropriate adjustments to the number of shares and price per share subject to the International Stock Option Plans and options in accordance with such plans;

     - make determinations and perform all acts necessary or advisable for administering the International Stock Option Plans;

     - correct any defect or supply any omission or reconcile any inconsistency in the International Stock Option Plans or any award;

     - make certain modifications to the International Stock Option Plans as necessary to effectuate the intent of the plans;

     - change the date on which any option may be exercised; and

     - select to whom options will be granted from a list of Eligible Persons.

     The determinations of the compensation committee are made in its sole discretion and are conclusive.

     Option Grants. The compensation committee determines the terms and conditions of options. Deferred compensation stock options are exercisable in accordance with the terms of the grant thereof as established by the compensation committee. Non-qualified stock options may generally be exercised as to 25% of the shares covered by the particular option on the first anniversary of the date of grant and an additional 25% of the shares covered by the particular option may be exercised on each of the anniversaries of the date of grant in each of the following three years. The compensation committee may alter the date on which a non-qualified option may be exercised, however no non-qualified option may be exercised prior to the first anniversary of the date of grant, and no non-qualified option may be exercised after the expiration of 10 years from the date of grant. The purchase price per share payable upon the exercise of an option is established by the compensation committee at the time of grant. The option exercise price is generally payable in cash or an equivalent thereof. The compensation committee may require other arrangements be made or conditions met before an option may be exercised. Options may be transferable if so determined by the compensation committee, in its sole discretion.

     Stock Appreciation Rights and Restricted Awards. The compensation committee may grant stock appreciation rights and restricted awards under the International Stock Option Plans. As of March 1, 2000, there are not any stock appreciation rights or restricted awards outstanding.

     Termination of Employment or Service. If a participant's employment by Concours or a subsidiary terminates by reason of the participant's death or if such participant's death occurs within three months after the termination of his or her employment, any award otherwise exercisable, may be exercised for a period of one year from such date or, if shorter, the expiration of the stated term of the award. If a participant's employment by Concours or a subsidiary terminates by reason of the participant's disability, any award otherwise exercisable, may generally be exercised for a period of one year from such date or, if shorter, the expiration of the stated term of the award. If a participant's employment by Concours or a subsidiary terminates for any reason other than retirement, any award otherwise exercisable may be exercised for a period of three months or, if shorter, the expiration of the stated term of the award. Any right of exercise under a non-vested award held by the participant at the time of his or her termination by death, disability or otherwise is generally extinguished and terminated. The transfer of an employee's employment between Concours and a subsidiary is not deemed to be a termination of the employee's employment under the International Stock Option Plans. If however, a participant commits certain actions including, but not limited to any act of malfeasance or wrongdoing affecting Concours or a subsidiary, any unexercised portion of the options held by the participant immediately terminate and are null and void.

     Other Features. The board of directors may amend, suspend, or terminate the International Stock Option Plans or any award; provided, however, that no such amendment may alter any provision of the International Stock Option Plans or any award without compliance with any applicable stockholder approval requirements or requirements of any stock market on which Concours' common stock is listed for trading or substantially impair any award previously granted to any participant without the consent of such participant. In the event of a stock dividend, or a recapitalization resulting in a stock split, combination or exchange of shares, appropriate adjustments may be made by the board of directors in its sole discretion to reflect such change with respect to the maximum number of shares which may be sold or awarded to any participant; the number of shares covered by each outstanding award and the price per share of outstanding awards. In the event of any other corporate transaction, the compensation committee may change the exercise price or number of shares subject to the options or both, if appropriate, in its sole discretion.

2000 Senior Executive Performance Plan

     Our board of directors adopted, and our stockholders subsequently approved, the 2000 Senior Executive Performance Plan which provides for the grant of options to purchase up to 175,000 shares of our common stock. Similar to the employee stock option plans, both incentive and non-qualified options or any combination thereof, may be issued under the 2000 Senior Executive Performance Plan. Options may generally be exercised as to 33 1/3% of the shares covered by the particular option on the first anniversary of the date of grant and an additional 33 1/3% of the shares covered by the particular option may be exercised on each of the anniversaries of the date of grant and in each of the following two years. With respect to the award of options, administration of the 2000 Senior Executive Performance Plan, transferability of options, termination of the option period, and other plan features, the 2000 Senior Executive Performance Plan is substantially similar to the employee stock option plans.

     As of March 1, 2000, all 175,000 options reserved under the 2000 Senior Executive Performance Plan are outstanding. Pursuant to the 2000 Senior Executive Performance Plan, 75,000 options were granted to Dr. Christman; 50,000 options were granted to Dr. Vitalari; and 50,000 options were granted to Dr. Keehan. The options granted under the 2000 Senior Executive Performance Plan vest ratably over a 3 year period.

Director Stock Option Plan

     We have adopted an option plan for non-employee directors called the 2000 Director Option Plan. Under that plan, each non-employee director is granted options to purchase 15,000 shares of our common stock on the date he or she becomes a director. Directors may not hold options to purchase more than 65,000 shares per director at any one time under the director plan. On the day after each annual meeting of the stockholders, each director who is a non-employee director on that date is automatically granted options to purchase an additional 5,000 shares of our common stock, subject to the 65,000 share maximum.

     A total of 125,000 shares are reserved for issuance under the 2000 Director Option Plan. The plan also provides that this number increases annually, beginning in 2001, by the lesser of:

     - 100,000 shares;

     - 1% of our outstanding shares of common stock; or

     - such lesser amount as the board of directors approves.

     The options are granted at an exercise price equal to fair market value on the date of grant. The 15,000 shares that are granted upon becoming a director vest over three years, with one-third vesting each year on the anniversary date of the grant until fully vested. Additional shares that are granted under the director plan vest over three years, with one-third vesting each year on the anniversary date of the grant until fully vested. As of March 17, 2000, no options had been granted under the plan. Mr. Romeril, Ms. Engel, Mr. Lindroth and Mr. Sokolow will each receive options to purchase 15,000 shares.

LIMITATION ON OUR COMPENSATION DEDUCTION

     Section 162(m) of the Internal Revenue Code limits the deduction which Concours may take for otherwise deductible compensation payable to certain executive officers to the extent that compensation paid to such officers for a year exceeds $1.0 million, unless such compensation meets certain requirements. Although we believe that compensation realized from options that have been granted under the employee stock option plans generally will satisfy the requirements of Section 162(m), there is no assurance that such options will satisfy such requirements.

                  RELATED TRANSACTIONS AND RECENT ACQUISITION

RECENT CONVERSION OF CONVERTIBLE DEBT INTO AND PURCHASE OF COMMON STOCK

     Infologix (BVI) Ltd., a British Virgin Islands entity, is our largest stockholder. On February 1, 2000, Infologix acquired from Concours 1,555,425 shares of our common stock. Of these shares, 805,425 shares were acquired upon conversion of $4.0 million principal amount of convertible debt, plus accrued interest. An additional 750,000 shares were purchased for $6.0 million. Infologix also owns warrants to purchase 50,000 shares of common stock for $5.00 per share which were exchanged for certain rights of an affiliate to receive options to purchase shares under a loan agreement with Concours. These warrants are currently exercisable. A portion of these funds were used to repay a $1.0 million revolving bank credit facility. Upon repayment of this facility, a letter of credit provided for Concours by an affiliate of Infologix was returned. As a result of these transactions, Infologix holds approximately 47.1% of our common stock as of March 1, 2000, assuming the exercise of their outstanding warrants to purchase 50,000 shares of our common stock and the conversion of their 1,810,000 shares of Series A convertible preferred stock.

PURCHASE OF SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK

     Pursuant to an investment agreement effective February 29, 2000, Concours sold a total of 1,546,784 shares of Series B convertible redeemable preferred stock to Thayer Equity Investors IV, L.P., a Delaware limited partnership, and Thayer CGI Partners LLC, a Delaware limited liability company, for $15.0 million. Upon consummation of this offering, all of these shares will be converted into 1,546,784 shares of common stock, which represent approximately 20.8% of the common stock outstanding as of March 1, 2000.

ACQUISITION OF SWEDISH MANAGEMENT CONSULTING FIRM

     On February 29, 2000, Concours purchased all of the outstanding shares of stock of Cepro, a Swedish management consulting firm, from Cepro's stockholders in exchange for a total of 1,221,000 shares of Concours common stock valued on February 29, 2000, at an estimated $12,210,000. Cepro employs approximately 40 consultants who help businesses in areas such as strategic planning, financial analysis, e-commerce, marketing, information management, and executive and organizational development. Each employee of Cepro entered into an employment agreement as part of the acquisition.

     A total of 465,000 of the Concours shares issued to the selling Cepro stockholders have a repurchase right, described below, associated with them. The remaining 756,000 shares have no such right. A total of 235,000 of the Concours shares issued to the former Cepro stockholders are being held in escrow for three years as security for the indemnity given by the selling Cepro stockholders under the purchase agreement. If there is a breach of the purchase agreement, those shares, or a portion of them depending upon the amount of damage to Concours, must be conveyed back to Concours to pay the obligation under the indemnity. That pool of 235,000 escrowed shares, however, will be reduced in number if employees leave and will revert back to Concours. Cepro employees must remain employed by Cepro until March 1, 2003 to be permitted to keep all of their escrowed shares as well as their other shares as to which repurchase rights are associated. The repurchase right permits Concours, and only Concours, to repurchase the escrowed shares of a Cepro employee departing prior to March 1, 2003, for $10.00 per share. As to the remaining 230,000 shares (net of 756,000 shares with no repurchase right and 235,000 escrowed shares), if a Cepro employee leaves Cepro before March 1, 2003, the Cepro employee must sell some of his or her shares back to Concours, which has a right of first refusal, or to Infologix, and other individuals, as described below, if Concours does not elect to repurchase the shares. As with the escrowed shares, the repurchase price is $10.00 per share. We do not expect to repurchase a significant portion of the 465,000 shares, as this would only occur if a significant number of employees were to leave Cepro.

     If Concours declines to repurchase the repurchasable non-escrowed shares, Infologix then acquires the purchase right. The individuals who have the right to purchase these shares if Concours and Infologix do not repurchase the shares are: Cepro senior consultants Michael Collins, Bo Hedberg, A ke Magnusson and Cepro's managing director Jan Roy. If these individuals do not elect to purchase the shares, the following individuals have that repurchase right: Dr. Christman, Dr. Keehan, Dr. Vitalari and Robert Forsyth, an initial and current stockholder of Concours. If no election is made to purchase shares subject to the repurchase rights described above, the departing employee may keep them.

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

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of March 1, 2000, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by each person who is known to Concours to own beneficially more than 5% of the outstanding shares of our common stock, each director, and persons nominated to become a director, each executive officer of Concours named in the Summary Compensation Table above, and all current directors and executive officers as a group.

                                              SHARES BENEFICIALLY OWNED      SHARES BENEFICIALLY OWNED
                                               PRIOR TO THE OFFERING(1)        AFTER THE OFFERING(1)
                                              --------------------------     --------------------------
NAME OF BENEFICIAL OWNER(2)                     NUMBER       PERCENT(3)        NUMBER       PERCENT(3)
---------------------------                   ----------     -----------     ----------     -----------
Infologix (BVI) Ltd.(4).....................  3,655,426        47.06%
Thayer Equity Investors IV, L.P.(5).........  1,511,349        20.28%
Thayer CGI Partners LLC(5)..................     35,435         *
Ronald P. Christman(6)(7)...................    600,000        10.16%
Lynn D. Keehan(6)...........................    385,714         6.53%
Nicholas P. Vitalari(6).....................    300,000         5.08%
Tamara J. Erickson(6).......................     20,000         *
Jeffrey J. Weiner(6)........................     17,500         *
Debra Engel(6)..............................      *             *
Hans G. Lindroth(6)(8)......................  3,670,290         *
Barry Romeril...............................      *             *
Leonard J. Sokolow(6).......................     71,429         1.21%
All executive officers and directors as a
  group (11 persons)(8).....................  5,064,933        64.90%

------------------

 *  Less than one percent.

(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(2) Except as set forth in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

(3) The percentages above are based upon 5,907,104 shares outstanding as of March 1, 2000, plus 3,356,784 shares issuable upon conversion of our convertible preferred stock upon conclusion of this offering, 50,000 shares
    issuable under warrants held by Infologix and     shares outstanding after
    this offering.

(4) The address for Infologix (BVI) Ltd. is c/o Insinger de Beaufort, P.O. Box 565, 28-30 The Parade, St. Helier, Jersey, Chanel Islands, UK JE4 8XY.

(5) The address for Thayer Equity Investors IV, L.P. and Thayer CGI Partners LLC is 1455 Pennsylvania Ave., N.W., Suite 350, Washington, D.C. 20004.

(6) The address for the officers and directors of Concours is 3 Kingwood Place, 800 Rockmead Dr., Kingwood, Texas 77339.

(7) Includes     shares of common stock held by other persons who have granted
    Dr. Christman the right to vote such shares pursuant to irrevocable proxies
    which expire on           , 2003 covering     shares of common stock owned
    by         executives of Concours and     shares held by employees of
    Concours.

(8) Includes 14,864 shares owned directly and indirectly by Mr. Lindroth and 3,655,426 shares held by Infologix, with whom he is affiliated.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, $.01 par value per share. As of March 1, 2000, there were outstanding:

     - 5,907,104 shares of common stock;

     - 1,810,000 shares of Series A convertible preferred stock, all of which will be automatically converted into 1,810,000 shares of our common stock upon consummation of this offering;

     - 1,546,784 shares of Series B convertible redeemable preferred stock, all of which will be automatically converted into 1,546,784 shares of our common stock upon consummation of this offering;

     - options to purchase a total of 2,648,350 shares of common stock, of which options to purchase approximately 568,875 shares are exercisable as of such date; and

     - warrants to purchase 50,000 shares of common stock at an exercise price of $5.00 per share.

     There will be           shares of common stock outstanding after giving
effect to the sale of the shares of common stock to the public in this offering assuming:

     - complete conversion of the Series A and Series B convertible preferred stock;

     - no exercise of the underwriters' over-allotment option; and

     - no exercise of outstanding stock options or warrants.

COMMON STOCK

     The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders and have no cumulative voting rights. Each share of our common stock has identical rights and privileges in every respect. Subject to the prior rights and preferences applicable to shares of the preferred stock, the holders of shares of common stock are entitled to receive such dividends (payable in cash, stock, or otherwise) out of funds legally available, when and if declared from time to time by the board of directors. In the event of our liquidation, dissolution or winding up, the holders of shares of the common stock will be entitled to share ratably in all assets remaining after the payment of liabilities, subject to the rights of any then outstanding preferred stock or any series thereof. The common stock has no preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions in our certificate of incorporation. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any preferred stock or series of preferred stock currently outstanding or that we may designate and/or issue in the future. The issued and outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

     Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and the board of directors may determine the numbers of shares of each series and the designation, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series. The specific matters that our board of directors may determine include:

     - the designation of each series;

     - the number of shares of each series;

     - the rate of any dividends;

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

     - whether any dividends shall be cumulative or non-cumulative;

     - the terms of any redemption;

     - the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

     - rights and terms of any conversion or exchange; and

     - restrictions on the issuance of shares of the same series or any other series.

SERIES A CONVERTIBLE PREFERRED STOCK

     Infologix (BVI) Ltd. owns a total of 1,810,000 shares of Series A convertible preferred stock, which were initially issued by Concours for $4,080,000. Infologix is the only holder of the Series A convertible preferred stock. Upon consummation of this offering, all of the shares of the Series A convertible preferred will be converted into 1,810,000 shares of our common stock on a share for share basis.

SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK

     We have issued 1,546,784 shares of Series B convertible redeemable preferred stock to Thayer and its affiliates for $15.0 million. As of March 1, 2000, Thayer and its affiliates are the only holders of the Series B convertible redeemable preferred stock. Upon consummation of this offering, all of the shares of the Series B convertible redeemable preferred stock will be converted into 1,546,784 shares of our common stock on a share for share basis.

OPTIONS

     Options to purchase a total of 4,425,857 shares of common stock have been authorized under the following eight stock option plans currently in place: the 1997 Employee Stock Option Plan, the 1998 Employee Stock Option Plan, the 1998 European Equity Compensation Plan, the 1999 Employee Stock Option Plan, the 2000 Employee Stock Option Plan, the 2000 International Equity Compensation Plan, the 2000 Senior Executive Performance Plan and the 2000 Director Stock Option Plan and by a separate board authorization. As of March 1, 2000, there were outstanding options to purchase a total of 2,648,350 shares of common stock, including options to purchase 90,000 shares granted under the separate authorization, of which options to purchase 568,875 shares were exercisable as of such date.

WARRANTS

     Warrants owned by Infologix (BVI) Ltd. entitle it to purchase 50,000 shares of our common stock for $5.00 per share. Such warrants are currently exercisable and expire on December 31, 2009.

REGISTRATION RIGHTS

     At any time during the three year period beginning six months after the closing of this offering, the holders of 3,605,426 shares of common stock and warrants to purchase 50,000 shares of common stock have the right to require us to register their shares of common stock on Form S-1 for sale under the Securities Act on two separate occasions. In addition, at any time beginning six months after the closing of this offering, the holders of approximately 1,546,784 shares of common stock have the right to require us to register their shares of common stock on Form S-1 for sale under the Securities Act on two separate occasions. Under an agreement with these stockholders, each set of stockholders outlined above has the right to have their shares of common stock included in any registration statement demanded by the other group of stockholders outlined above. These stockholders also have the right, if we propose to register any of our securities for sale for our own account, to have their shares included in that registration. These stockholders also have the right to require us to register their shares of common stock on Form S-3, when we become eligible to use this form.

     All of the registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares included in a registration and to exclude holders' shares from a registration initiated by us for our account under certain circumstances. We have agreed to pay the expenses of those registrations in most cases. We are not required to honor demands for registration within twelve months after the effective date of any registration statement, other than on Form S-3. Our board of directors may defer requests for registrations from these stockholders for periods ranging from 90 days to 12 months if it determines in good faith that such a registration would be detrimental to us.

ANTITAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Some provisions of our amended and restated certificate of incorporation, our bylaws and Delaware law could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, even if doing so would be beneficial to our stockholders.

Section 203 of the Delaware General Corporation Law

     We are a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the time a stockholder became an interested stockholder unless, as described below, certain conditions are satisfied. Thus, it may make acquisition of control of Concours more difficult. The prohibitions in Section 203 do not apply if the following occur:

     - prior to the time the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Concours outstanding at the time the transaction commenced; or

     - at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a business combination includes the following:

     - any merger or consolidation of Concours with the interested stockholder;

     - any sale, lease, exchange or other disposition, except proportionately as a stockholder of Concours, to or with the interested stockholder of assets of Concours having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of Concours or the aggregate market value of all the outstanding stock of Concours;

     - certain transactions resulting in the issuance or transfer by Concours of our stock to the interested stockholder;

     - certain transactions involving Concours which have the effect of increasing the proportionate share of the stock of any class or series of Concours which is owned by the interested stockholder; and

     - certain transactions in which the interested stockholder receives financial benefits provided by us.

Under Section 203, an interested stockholder generally is one of the following:

     - any person that owns 15% or more of the outstanding voting stock of Concours;

     - any person that is an affiliate or associate of Concours and was the owner of 15% or more of the outstanding voting stock of Concours at any time within the three-year period prior to the date on which it is sought to be determined whether that person is an interested stockholder; or

     - the affiliates or associates of that person.

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

     Because Infologix (BVI) Ltd. and Thayer will each, individually or through their affiliates, own more than 15% of our voting stock before we become a public company and upon completion of the offering, Section 203 by its terms is currently not applicable to business combinations with them even though they owns 15% or more of our outstanding stock. If any other person acquires 15% or more of our outstanding stock in the future, that person will be subject to the provisions of Section 203.

Classified Board of Directors

     Our amended and restated bylaws provide for the board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. Our bylaws also provide that at least three of our directors will be "disinterested and independent directors." Holders of a majority of the outstanding shares of capital stock entitled to vote with respect to an election of directors will be able to remove directors only for cause. This provision may be amended only by the affirmative vote of 80% of our directors or by a majority of our stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

     Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at principal executive offices, not less than 60 days nor more than 90 days prior to the scheduled date of the annual meeting, regardless of any postponement, deferral or adjournment of that meeting. However, if less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, a stockholder's notice will be timely if delivered or mailed and received not later than the close of business on the tenth day following the earlier of the day on which the notice of the date of the meeting was mailed or the day on which the public disclosure was made. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Limitations on Changes of Control of Concours

     The provisions of our restated certificate of incorporation and bylaws described above, and the provisions of Section 203, could have the following effects, among others:

     - delaying, deferring or preventing a change in control;

     - delaying, deferring or preventing the removal of existing management;

     - deterring potential acquirors from making an offer to our stockholders;
       or

     - limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.

     Any of the above could occur, notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

LISTING

     We have applied for our common stock to be quoted on the Nasdaq National
Market under the symbol "          ".

TRANSFER AGENT

     Our transfer agent and registrar for our common stock is           . Their
telephone number is           .

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

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the offering,           shares of common stock will
be outstanding (          ) shares of common stock if the underwriters'
over-allotment option is exercised in full). Of those shares,           shares
of common stock sold by us in the offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an affiliate of Concours, as defined under the Securities Act. Any such affiliate will be subject to the resale limitations of Rule 144 adopted under the Securities Act.

     The remaining 9,313,888 shares of common stock outstanding at March 1, 2000 on a pro forma basis constitute restricted securities for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, including the exemption provided by Rule 144. Some holders of these shares have rights to have their shares registered under the Securities Act in the future, but may not exercise such registration rights, and have agreed along with Concours that they will not sell, transfer or otherwise dispose of any of their shares, for 180 days following the completion of the offering.

     In general, under Rule 144, a person who is deemed to be an affiliate of Concours is entitled to sell within any three-month period a number of shares beneficially owned for at least one year that does not exceed the greater of 1.0% of the then outstanding shares of common stock or the average weekly trading volume of the outstanding shares of common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about Concours. However, a person who is not deemed to be an affiliate of Concours at any time during the 90 days preceding a proposed sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, manner of sale or notice requirements.

     We, together with each of our executive officers and directors, who collectively, upon completion of the offering, will own an aggregate of shares of common stock, have agreed not to sell, pledge, or otherwise dispose of any shares of common stock or securities convertible into or exercisable for shares of common stock for a period of 180 days following the date of this prospectus without the prior written consent of Salomon Smith Barney as representative for the underwriters.

     We have reserved an aggregate of 4,425,857 shares of common stock for issuance upon exercise of options granted or to be granted under our various stock option plans and under a separate board authorization. See
"Management -- Our Stock Option Plans" and note 8 to our consolidated financial statements included elsewhere in this prospectus. We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock reserved for issuance under these plans. This registration statement is expected to be filed as soon as practicable after the consummation of the offering and will automatically become effective upon filing. Shares issued under our stock option plans after such registration statement is filed may thereafter be sold in the public market, subject, however, to the limitations imposed by Rule 144 on affiliates of Concours, the lock-up agreements described above and any transfer or vesting restrictions imposed on options at the time of grant.

     An increase in the number of shares of common shares that may come available for sale in the public market may adversely affect the market price prevailing from time to time of the common stock in the public market and could impair our ability to raise additional capital through the sale of our equity securities.

                       MATERIAL UNITED STATES FEDERAL TAX
                       CONSIDERATIONS FOR FOREIGN HOLDERS

GENERAL

     In the opinion of Jenkens & Gilchrist, A Professional Corporation, the following are material United States federal income and estate tax considerations that are generally applicable to foreign holders of our common stock as of the date of this prospectus. A "foreign holder" is a person or entity who or which is not:

     - an individual U.S. citizen or resident alien;

     - a domestic corporation, or other entity taxable as a corporation created or organized under U.S. law (federal or state);

     - an estate whose income is includable in gross income for U.S. purposes regardless of its source; or

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and at least one U.S. person has authority to control all substantial decisions of the trust.

     This opinion only applies to you only if you hold our common stock as a capital asset for tax purposes (that is, for investment purposes). In addition, this opinion does not address all of the United States federal tax consequences that may be relevant to you in light of your particular circumstances including, but not limited to if you are a member of a class of holders subject to special rules, such as:

     - a partner in a partnership holding our common stock;

     - a dealer in securities or currencies;

     - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

     - a bank;

     - a life insurance company;

     - a tax-exempt organization;

     - a person that holds our common stock as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;

     - a person whose functional currency for tax purposes is not the U.S.
       dollar;

     - a person liable for alternative minimum tax; or

     - a person that owns, or is treated as owning, 5% or more of our common stock.

     The explanation of material United States federal tax laws set out below is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations, IRS rulings and pronouncements, reports of congressional committees, judicial decisions and current administrative rulings and practice, all as of the date of this document, and which are subject to change. Any such change could be retroactive and change the United States federal tax consequences discussed below. No advance ruling from the Internal Revenue Service with respect to these matters has been requested. Accordingly, it is possible that the United States federal tax consequences may differ from those described below. No foreign law nor United States state or local tax considerations are discussed.

     ALL FOREIGN HOLDERS ARE URGED TO CONSULT THEIR PROFESSIONAL TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES APPLICABLE, INCLUDING APPLICABILITY OF UNITED STATES FEDERAL INCOME TAX LAW, STATE AND LOCAL TAX LAWS, THE TAX LAWS OF ANY OTHER JURISDICTION TO WHICH THEY MAY BE SUBJECT; POSSIBLE FUTURE CHANGES IN UNITED STATES FEDERAL INCOME TAX LAWS; AND ANY PENDING OR PROPOSED LEGISLATION.

Dividends

     You generally will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty in connection with dividends paid on our common stock unless the dividends are "effectively connected" with your conduct of a trade or business in the United States and, if required by an income tax treaty, such dividends are attributable to a "permanent establishment."

     If the dividends are "effectively connected" and/or are attributable to permanent establishment, you generally will be subject to U.S. federal income tax at ordinary U.S. federal income tax rates on a net income basis. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

     If you are eligible for a reduced rate of withholding pursuant to an applicable income tax treaty, you may be required to submit documentation to avail yourself of that treaty and may be able to obtain a refund of any excess amounts withheld by us by filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Other Disposition of Common Stock

     You will not be subject to U.S. federal income tax on any gain recognized in connection with the sale or other disposition of our common stock unless:

     - your gain is effectively connected with a trade or business that you conduct in the United States and, if required by an income tax treaty, such gain is attributable to a permanent establishment;

     - you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions are met;

     - you are an expatriate subject to the provisions of U.S. federal income tax law applicable to certain United States expatriates, or

     - Concours is or has been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of:

      - the 5-year period preceding such sale or disposition or

      - the period that you held our common stock.

We do not believe that we were, are, nor do we expect to become, a United States real property holding corporation.

     Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends

     - United States backup withholding tax generally will not apply to dividends paid to a foreign holder at an address outside the United States unless we or our paying agent knows that the payee is not a foreign holder.

     - Under applicable Treasury regulations, we are required to report annually to the Internal Revenue Service and to each foreign holder the amount of dividends paid to such foreign holder and the amount of tax withheld with respect to such dividends. This information may be made available to the tax authorities in the foreign holder's country or residence under the provisions of an applicable income tax treaty or agreement.

Sale Through a U.S. Office of a Broker

     The payment of proceeds in connection with the sale or other disposition of our common stock to or through a United States office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the foreign holder either certifies its status as a foreign holder under penalties of perjury or otherwise establishes an exemption from backup withholding.

Sale Through a Foreign Office of a Broker

     The payment of proceeds in connection with the sale or other disposition of our common stock to or through a foreign office of a United States broker or foreign broker with certain types of relationships with the United States is not subject to backup withholding. The broker is, however, required to report the sale to the Internal Revenue Service unless it has documentary evidence in its files that the seller is a foreign holder and certain other conditions are satisfied, or the holder otherwise establishes an exemption.

Backup Withholding is not an Additional Tax

     Generally speaking, a foreign holder may take a credit against its U.S. federal income tax liability for amounts withheld under the backup withholding rules and it may obtain a refund of any excess amounts withheld under such rules by filing the appropriate claim for refund with the Internal Revenue Service.

New Treasury Regulations

     Final United States Treasury regulations, effective for payments made after December 31, 2000, may affect the procedures to be followed by a foreign holder in establishing its foreign status for purposes of the rules applicable to withholding, backup withholding and information reporting. Foreign holders should consult their tax advisors concerning such Treasury regulations.

UNITED STATES FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is not a citizen or "resident" (as specifically defined for U.S. federal estate tax purposes) of the United States at the time of death, will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate treaty provides otherwise.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement
dated           , 2000, each underwriter named below has severally agreed to purchase and we have agreed to sell to each underwriter, the number of shares set forth below opposite their respective names.

                                                                NUMBER
NAME                                                           OF SHARES
----                                                           ---------
Salomon Smith Barney Inc. ..................................
U.S. Bancorp Piper Jaffray Inc. ............................
William Blair & Company, L.L.C..............................
                                                               ---------
          Total.............................................
                                                               =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of various legal matters by counsel and to various other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., U.S. Bancorp Piper Jaffray Inc. and William Blair & Company, L.L.C. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of the prospectus and some of the shares to various dealers at the public offering price less a concession not in
excess of $     per share. The underwriters may allow, and those dealers may
reallow, a concession not in excess of $     per share on sales to certain other
dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     Concours has granted to the underwriters an option, exercisable for 30 days
from the date of this prospectus, to purchase up to           additional shares
of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to each underwriter's initial purchase commitment.

     Concours, its officers and directors and all other stockholders of Concours have agreed, that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock of Concours or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     At our request, the underwriters have reserved up to five percent (5%) of the shares of common stock for sale, at the initial public offering price, to employees and friends of Concours through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase those directed shares. Any directed shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the directed shares.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares will be determined by negotiations between Concours and the representatives. Among the factors to be considered in determining the initial public offering price are our record of operations, current financial condition, future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to Concours. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in our common stock will develop and continue after this offering.

     We have applied to have our common stock included for quotation on the
Nasdaq National Market under the symbol "          ".

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  NO
                                                               EXERCISE    FULL EXERCISE
                                                              ----------   -------------
Per Share...................................................  $             $
          Total.............................................  $             $

     In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these types of transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     Most of the shares to be sold by Concours in this offering will be sold to U.S. purchasers, but a limited number of shares may be sold to non-U.S. purchasers.

     If and to the extent that any shares are offered or sold in the United Kingdom, each representative agrees that it:

     - will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or in other circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulation 1995 (the "Regulations");

     - will comply with all applicable provisions of the Regulations and of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom; and

     - will only issue or pass on in the United Kingdom any document received by it in connection with the issue of these shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

     We estimate that the total expenses of this offering will be $          .

     We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Some of the underwriters have performed various investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

                                 LEGAL MATTERS

     The validity of the shares of our common stock offered hereby will be passed upon for us by Jenkens & Gilchrist, A Professional Corporation, Houston, Texas, and for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of The Concours Group, Inc. included elsewhere in this prospectus to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of Cepro AB included elsewhere in this prospectus to the extent and for the periods indicated in their report have been audited by Deloitte & Touche AB, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, we refer you to our registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

     You may read and copy all or any portion of the registration statement without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at the above address and at the SEC's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC's website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

     As a result of the offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for the quotation on the Nasdaq National Market, these reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and make available quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

                            THE CONCOURS GROUP, INC.

                                     INDEX

The Concours Group, Inc. --
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations and Comprehensive
     Loss...................................................   F-4
  Consolidated Statements of Stockholders' Equity
     (Deficit)..............................................   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7
Cepro AB --
  Report of Independent Auditors............................  F-19
  Consolidated Income Statements............................  F-20
  Consolidated Balance Sheets...............................  F-21
  Consolidated Statements of Changes in Financial
     Position...............................................  F-22
  Consolidated Statements of Changes in Stockholders'
     Equity.................................................  F-23
  Notes to Consolidated Financial Statements................  F-24

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
The Concours Group, Inc.:

     We have audited the accompanying consolidated balance sheets of The Concours Group, Inc., and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for the period from inception (January 22, 1997) through December 31, 1997, and for the years ended December 31, 1998 and 1999. These consolidated financial statements are the responsibility of Concours' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Concours Group, Inc., and subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and cash flows for the period from inception (January 22, 1997) through December 31, 1997, and for the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
March 1, 2000

                            THE CONCOURS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                     ASSETS

                                                                 1998           1999
                                                              -----------   ------------
Current assets:
  Cash and cash equivalents.................................  $ 1,056,169   $    705,169
  Accounts receivable, net of allowance for doubtful
     accounts of $106,525 and $33,182, respectively.........    3,592,123      6,475,455
  Prepaid expenses and other................................      494,095        720,480
                                                              -----------   ------------
          Total current assets..............................    5,142,387      7,901,104
Property and equipment, net of accumulated depreciation of
  $246,861 and $563,693, respectively.......................      629,681        713,178
Intangible assets, net......................................           --        164,062
Other assets................................................       31,594         69,284
                                                              -----------   ------------
          Total assets......................................  $ 5,803,662   $  8,847,628
                                                              ===========   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $   952,425   $  2,887,475
  Accrued liabilities.......................................      672,301      1,665,543
  Line of credit............................................           --      1,000,000
  Deferred revenue..........................................    5,550,856      7,481,924
                                                              -----------   ------------
          Total current liabilities.........................    7,175,582     13,034,942
Convertible debt............................................           --      4,000,000
                                                              -----------   ------------
          Total liabilities.................................    7,175,582     17,034,942
                                                              -----------   ------------
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, 1,810,000 shares issued and outstanding;
     aggregate liquidation preference of $4,290,000.........       18,100         18,100
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 3,355,929 shares and 3,385,929 shares
     issued, respectively...................................       33,559         33,859
  Additional paid-in capital................................    6,281,618      6,854,526
  Notes receivable from employees...........................     (206,250)            --
  Deferred compensation.....................................     (575,859)      (782,357)
  Treasury stock, at cost, 222,250 shares and 272,250
     shares,
     respectively...........................................     (312,563)      (462,563)
  Accumulated other comprehensive income (loss).............       28,398        (33,375)
  Retained earnings (deficit)...............................   (6,638,923)   (13,815,504)
                                                              -----------   ------------
          Total stockholders' equity (deficit)..............   (1,371,920)    (8,187,314)
                                                              -----------   ------------
          Total liabilities and stockholders' equity
             (deficit)......................................  $ 5,803,662   $  8,847,628
                                                              ===========   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            THE CONCOURS GROUP, INC.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE PERIOD FROM INCEPTION (JANUARY 22, 1997) THROUGH DECEMBER 31, 1997, AND
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                            1997         1998          1999
                                                         ----------   -----------   -----------
Revenue:
  Consulting...........................................  $4,877,641   $ 8,528,990   $15,737,811
  Continuous service and other.........................   3,934,352     7,422,401    10,342,584
                                                         ----------   -----------   -----------
          Total revenue................................   8,811,993    15,951,391    26,080,395
Costs and expenses:
  Consulting...........................................   2,791,042     6,768,927    11,487,450
  Continuous service and other.........................   2,984,050     6,227,271     8,245,391
     Stock-based compensation..........................          --        20,419       102,302
                                                         ----------   -----------   -----------
          Gross margin.................................   3,036,901     2,934,774     6,245,252
  Sales and marketing..................................   2,377,399     3,963,623     6,875,831
  General and administrative...........................   1,681,332     4,691,966     6,212,336
     Stock-based compensation..........................          --        17,972        79,720
                                                         ----------   -----------   -----------
          Operating loss...............................  (1,021,830)   (5,738,787)   (6,922,635)
Interest income........................................      48,049        74,052         1,480
Interest expense.......................................          --           407       255,426
                                                         ----------   -----------   -----------
          Net loss.....................................    (973,781)   (5,665,142)   (7,176,581)
Comprehensive loss, foreign currency translation
  adjustment...........................................          --        28,398       (61,773)
                                                         ----------   -----------   -----------
Comprehensive loss.....................................  $ (973,781)  $(5,636,744)  $(7,238,354)
                                                         ==========   ===========   ===========
Net loss per share, basic and diluted..................  $    (0.43)  $     (1.73)  $     (2.32)
                                                         ==========   ===========   ===========
Shares used in computing basic and diluted net loss per
  share................................................   2,270,630     3,279,447     3,088,248
                                                         ==========   ===========   ===========
Pro forma net loss per share, basic and diluted........                             $     (1.47)
                                                                                    ===========
Shares used in computing pro forma basic and diluted
  net loss per share...................................                               4,898,248
                                                                                    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            THE CONCOURS GROUP, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM INCEPTION (JANUARY 22, 1997) THROUGH DECEMBER 31, 1997, AND
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                         SERIES A
                                        CONVERTIBLE                                            NOTES
                                      PREFERRED STOCK        COMMON STOCK       ADDITIONAL   RECEIVABLE
                                    -------------------   -------------------    PAID-IN        FROM        DEFERRED     TREASURY
                                     SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     EMPLOYEES    COMPENSATION     STOCK
                                    ---------   -------   ---------   -------   ----------   ----------   ------------   ---------
Balance, Inception (January 22,
 1997)............................         --   $   --           --   $   --    $       --   $      --     $      --     $      --
 Issuance of preferred stock, net
   of issuance costs of
   $210,000.......................  1,500,000   15,000           --       --     1,275,000          --            --            --
 Issuance of common stock.........         --       --    2,773,429   27,734        19,800          --            --            --
 Net loss.........................         --       --           --       --            --          --            --            --
                                    ---------   -------   ---------   -------   ----------   ---------     ---------     ---------
Balance, December 31, 1997........  1,500,000   15,000    2,773,429   27,734     1,294,800          --            --            --
 Issuance of preferred stock......    310,000    3,100           --       --     2,786,900          --            --            --
 Issuance of common stock.........         --       --      240,000    2,400     1,197,600          --            --            --
 Issuance of common stock to
   employees for notes receivable
   and cash.......................         --       --      342,500    3,425       388,068    (390,000)           --            --
 Purchase of 72,250 shares of
   common stock with cash for
   treasury.......................         --       --           --       --            --          --            --      (162,563)
 Receipt of 150,000 shares of
   common stock for treasury......         --       --           --       --            --     150,000            --      (150,000)
 Collection of note receivable
   from employee..................         --       --           --       --            --      33,750            --            --
 Foreign currency translation
   adjustment.....................         --       --           --       --            --          --            --            --
 Deferred compensation related to
   grants of options to purchase
   common stock...................         --       --           --       --       614,250          --      (614,250)           --
 Amortization of deferred
   compensation...................         --       --           --       --            --          --        38,391            --
 Net loss.........................         --       --           --       --            --          --            --            --
                                    ---------   -------   ---------   -------   ----------   ---------     ---------     ---------
Balance, December 31, 1998........  1,810,000   18,100    3,355,929   33,559     6,281,618    (206,250)     (575,859)     (312,563)
 Issuance of common stock upon
   exercise of stock options......         --       --        5,000       50         9,638          --            --            --
 Purchase of 50,000 shares of
   common stock for treasury......         --       --           --       --            --          --            --      (150,000)
 Collection of notes receivable
   from employees.................         --       --           --       --            --     206,250            --            --
 Issuance of common stock for
   acquisition of business........         --       --       25,000      250       174,750          --            --            --
 Foreign currency translation
   adjustment.....................         --       --           --       --            --          --            --            --
 Deferred compensation related to
   grants of options to purchase
   common stock...................         --       --           --       --       388,520          --      (388,520)           --
 Amortization of deferred
   compensation...................         --       --           --       --            --          --       182,022            --
 Net loss.........................         --       --           --       --            --          --            --            --
                                    ---------   -------   ---------   -------   ----------   ---------     ---------     ---------
Balance, December 31, 1999........  1,810,000   $18,100   3,385,929   $33,859   $6,854,526   $      --     $(782,357)    $(462,563)
                                    =========   =======   =========   =======   ==========   =========     =========     =========

                                     ACCUMULATED
                                        OTHER
                                    COMPREHENSIVE     RETAINED
                                       INCOME         EARNINGS
                                       (LOSS)        (DEFICIT)
                                    -------------   ------------
Balance, Inception (January 22,
 1997)............................    $     --      $         --
 Issuance of preferred stock, net
   of issuance costs of
   $210,000.......................          --                --
 Issuance of common stock.........          --                --
 Net loss.........................          --          (973,781)
                                      --------      ------------
Balance, December 31, 1997........          --          (973,781)
 Issuance of preferred stock......          --                --
 Issuance of common stock.........          --                --
 Issuance of common stock to
   employees for notes receivable
   and cash.......................          --                --
 Purchase of 72,250 shares of
   common stock with cash for
   treasury.......................          --                --
 Receipt of 150,000 shares of
   common stock for treasury......          --                --
 Collection of note receivable
   from employee..................          --                --
 Foreign currency translation
   adjustment.....................      28,398                --
 Deferred compensation related to
   grants of options to purchase
   common stock...................          --                --
 Amortization of deferred
   compensation...................          --                --
 Net loss.........................          --        (5,665,142)
                                      --------      ------------
Balance, December 31, 1998........      28,398        (6,638,923)
 Issuance of common stock upon
   exercise of stock options......          --                --
 Purchase of 50,000 shares of
   common stock for treasury......          --                --
 Collection of notes receivable
   from employees.................          --                --
 Issuance of common stock for
   acquisition of business........          --                --
 Foreign currency translation
   adjustment.....................     (61,773)               --
 Deferred compensation related to
   grants of options to purchase
   common stock...................          --                --
 Amortization of deferred
   compensation...................          --                --
 Net loss.........................          --        (7,176,581)
                                      --------      ------------
Balance, December 31, 1999........    $(33,375)     $(13,815,504)
                                      ========      ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            THE CONCOURS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 22, 1997) THROUGH DECEMBER 31, 1997, AND
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                           1997          1998          1999
                                                        -----------   -----------   -----------
Cash flows from operating activities:
  Net loss............................................  $  (973,781)  $(5,665,142)  $(7,176,581)
  Adjustments to reconcile net loss to cash flows
     provided by (used in) operating activities --
     Depreciation and amortization....................       60,571       191,706       327,768
     Loss on disposition of assets....................           --         5,989            --
     Amortization of deferred compensation............           --        38,391       182,022
     Changes in operating assets and liabilities --
       Accounts receivable, net.......................   (2,080,274)   (1,511,849)   (2,839,150)
       Prepaid expenses and other.....................     (204,291)     (289,804)     (217,005)
       Other assets...................................           --       (31,594)      (37,690)
       Accounts payable...............................      465,436       486,989     1,928,282
       Accrued liabilities............................      326,859       345,442       944,145
       Deferred revenue...............................    2,901,578     2,649,278     1,931,068
                                                        -----------   -----------   -----------
          Net cash flows provided by (used in)
            operating activities......................      496,098    (3,780,594)   (4,957,141)
                                                        -----------   -----------   -----------
Cash flows from investing activities:
  Purchase of property and equipment..................     (348,507)     (539,440)     (398,024)
                                                        -----------   -----------   -----------
          Net cash flows used in investing
            activities................................     (348,507)     (539,440)     (398,024)
                                                        -----------   -----------   -----------
Cash flows from financing activities:
  Purchase of treasury stock..........................           --      (162,563)     (150,000)
  Net proceeds from issuance of common and preferred
     stock............................................    1,337,534     4,025,243       215,938
  Net proceeds from convertible debt..................           --            --     4,000,000
  Net proceeds from line of credit....................           --            --     1,000,000
                                                        -----------   -----------   -----------
          Net cash flows provided by financing
            activities................................    1,337,534     3,862,680     5,065,938
                                                        -----------   -----------   -----------
Effect of exchange rate changes on cash and cash
  equivalents.........................................           --        28,398       (61,773)
                                                        -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents.........................................    1,485,125      (428,956)     (351,000)
Cash and cash equivalents, beginning of period........           --     1,485,125     1,056,169
                                                        -----------   -----------   -----------
Cash and cash equivalents, end of period..............  $ 1,485,125   $ 1,056,169   $   705,169
                                                        ===========   ===========   ===========
Supplemental data:
  Cash paid for interest..............................  $        --   $       871   $   252,351

  The accompanying notes are an integral part of these consolidated financial statements.

                            THE CONCOURS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1. BUSINESS AND ORGANIZATION:

     The Concours Group, Inc. (Concours), delivers management and strategy consulting, research and executive education services which enable Concours' clients to improve their performance and competitiveness by capitalizing on the potential of business, technology and human assets. Concours' services are currently focused on advising Global 1000 and mid-size corporations in developing and deploying eBusiness strategies. Concours provides consulting services in the following areas: (a) eBusiness and business strategy, (b) eBusiness solution implementation planning and management, (c) information technology strategy, implementation planning and management and (d) custom executive education. Concours' services also include subscription-based multi-client and research programs. Founded in January 1997 as a Delaware corporation, Concours' offices in the United States include the corporate headquarters in Kingwood, Texas, and an office in Cambridge, Massachusetts. In 1998 and 1999, Concours established its European infrastructure and has offices in London, Paris, Munich, Amsterdam and Gothenburg (Sweden).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Consolidation

     The accompanying consolidated financial statements include the accounts of Concours and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Revenue Recognition

     A majority of revenue generated by Concours is consulting revenue, which is comprised of professional fees and reimbursable out-of-pocket expenses. Consulting engagements are typically priced on a time and materials basis. Revenue from such fees is recognized when earned, in accordance with the terms of the client engagement. Continuous service revenue is comprised of subscription-based membership fees related to multi-client and research programs. Other revenue represents fees from client participation in individual research projects and from the sale of reports from completed research projects. Subscription fees and most other revenue are recorded as deferred revenue when invoiced and are recognized ratably over the subscription period or, in the case of other revenue, over the term of the related projects. Revenue derived from the sale of reports from completed research projects is recognized upon delivery of the reports.

  Costs and Expenses of Consulting and Continuous Service and Other

     Costs and expenses of consulting and continuous service and other includes payroll expenses directly associated with generation of revenue, consulting fees, speaker fees, travel and entertainment expenses, conference facilities and program expenses. Costs of consulting are expensed as incurred. Costs of continuous service and other are deferred and amortized over the same period as the related revenue.

  Cash and Cash Equivalents

     Concours considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 1998 and 1999, Concours had deposits in excess of federally insured limits.

                            THE CONCOURS GROUP, INC.

  Prepaid Expenses and Other

     Prepaid expenses and other consists primarily of deposits for continuous service programs, including conference facilities, speakers, entertainment and promotion items, prepaid commissions and payments for brochures and agendas.

  Property and Equipment

     Property and equipment is carried at cost and depreciated on a straight-line basis over the estimated useful economic lives of the related assets. The estimated useful lives employed in computing depreciation are three years for computer equipment and software and office equipment and five years for furniture and fixtures. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Maintenance and repairs are charged to expense when incurred. Depreciation expense for property and equipment for the period from inception through December 31, 1997, and for the years ended December 31, 1998 and 1999, was $60,571, $191,706 and $316,831,
respectively, and was included in general and administrative expenses in the accompanying statements of operations and comprehensive loss.

  Intangible Assets

     At December 31, 1999, the only component of intangible assets was a noncompete agreement with the former owner of an acquired company (see Note 9). The intangible asset is being amortized over the two-year life of the agreement. Accumulated amortization at December 31, 1999, was $10,937. There were no intangible assets at December 31, 1998.

  Accrued Liabilities

     Accrued liabilities at December 31, 1998 and 1999, was as follows:

                                                                1998        1999
                                                              --------   ----------
Accrued payroll.............................................  $ 34,198   $  339,233
Accrued bonuses and commissions.............................   351,676    1,120,921
Other.......................................................   286,427      205,389
                                                              --------   ----------
                                                              $672,301   $1,665,543
                                                              ========   ==========

  Income Taxes

     Concours accounts for income taxes using the liability method prescribed by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between financial accounting and tax bases of assets and liabilities.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

                            THE CONCOURS GROUP, INC.

  Comprehensive Loss

     Concours has adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income is the total of net income and all other nonowner changes in equity. The only component of 1997 comprehensive loss for Concours was net loss.

  Net Loss Per Share

     Net loss per share is computed in accordance with SFAS No. 128, "Earnings Per Share," using the weighted average number of shares of common stock outstanding. Shares associated with stock options and the convertible preferred stock are not included because they are antidilutive due to losses incurred for all periods presented.

     Pro forma net loss per share is computed using the weighted average number of common shares outstanding for the applicable period, including the pro forma effects of the automatic conversion of each outstanding share of convertible preferred stock into 1,810,000 shares of Concours' common stock effective upon the closing of Concours' proposed initial public offering (see Note 11) as if such conversion occurred on the dates of original issuance.

  Fair Value of Financial Instruments

     The fair value of current assets and current liabilities approximates their carrying value due to their short maturity.

  Recent Accounting Pronouncement

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is effective the first fiscal quarter of fiscal years beginning after December 15, 1999, and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation. Concours' management believes that its revenue recognition policy is in accordance with SAB 101 and does not believe that adoption of the SAB will have a material impact on Concours' financial position or results of operations.

3. PROPERTY AND EQUIPMENT:

     Property and equipment at December 31, 1998 and 1999, was as follows:

                                                                1998         1999
                                                              ---------   ----------
Computer equipment and software.............................  $ 743,869   $1,105,887
Office equipment............................................     43,819       60,238
Furniture and fixtures......................................     88,854      110,746
                                                              ---------   ----------
                                                                876,542    1,276,871
Less -- Accumulated depreciation............................   (246,861)    (563,693)
                                                              ---------   ----------
                                                              $ 629,681   $  713,178
                                                              =========   ==========

                            THE CONCOURS GROUP, INC.

4. DEBT:

  Line of Credit

     Concours had a line of credit through a financial institution that provided for borrowings of up to $1.0 million. Borrowings under the line of credit bore interest at a rate of the Bank One index rate plus 0.5 percent (9.0 percent at December 31, 1999) which was payable monthly. Borrowings under the line of credit were not secured by any of Concours' assets but were secured by a $1.0 million letter of credit provided by an affiliate of Infologix (BVI) Ltd. At December 31, 1999, Concours had a balance of $1.0 million outstanding under the line of credit. There were no amounts outstanding under the line of credit at December 31, 1998. On February 17, 2000, Concours paid off the outstanding balance of the line of credit with proceeds from the sale of common stock to an affiliate of that same stockholder, and the line of credit has terminated (see
Note 8).

  Convertible Debt

     During 1999, Concours received $4.0 million in cash from an affiliate of Infologix (BVI) Ltd. in exchange for four unsecured convertible notes of $1.0 million each, bearing interest at rates ranging from 7.75 percent to 8.00 percent payable quarterly, and rights to receive stock options under similar terms and conditions as those granted by Concours under the 1999 Employee Stock Option Plan. On February 1, 2000, the convertible notes were converted into 805,425 shares of Concours' common stock and the stockholder received warrants to purchase 50,000 shares of common stock at $5.00 per share in consideration for its waiver of all rights to any options under the terms of the loan agreements.

5. INCOME TAXES:

     Concours recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in different periods in the financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using currently enacted rates and laws. Deferred tax assets are evaluated for realization based on a more-likely-than-not criteria in determining if a valuation allowance should be provided.

     At December 31, 1999, Concours has net operating loss (NOL) carryforwards for federal income tax purposes of approximately $8.0 million. Since United States tax laws limit the time during which NOLs may be applied against future taxable income and tax liabilities, Concours may not be able to take full advantage of its NOL carryforwards for federal income tax purposes. The carryforwards will begin to expire in 2012 if not otherwise used. A change in ownership, as defined by federal income tax regulations, could significantly limit Concours' ability to utilize its carryforwards. Concours also has NOL carryforwards for foreign income tax of approximately $4.5 million which begin to expire in 2004. Due to limitations placed on utilization by the foreign tax laws, Concours may not be able to take full advantage of the foreign NOL for tax purposes. A valuation allowance has been established to fully offset Concours' deferred tax assets as a result of these uncertainties regarding realization.

                            THE CONCOURS GROUP, INC.

     A reconciliation of the statutory federal income tax rate to Concours' effective income tax rate for the period from inception (January 22, 1997) through December 31, 1997, and for the years ended December 31, 1998 and 1999, was as follows:

                                                   1997         1998          1999
                                                 ---------   -----------   -----------
Taxes at statutory rate.......................   $(308,038)  $(1,301,251)  $(1,276,722)
Taxes at foreign statutory rates..............          --      (336,194)   (1,080,338)
Permanent differences and other...............          --            --       (85,875)
Adjustment to deferred tax valuation
  allowance...................................     308,038     1,637,445     2,442,935
                                                 ---------   -----------   -----------
          Tax provision, as reported..........   $      --   $        --   $        --
                                                 =========   ===========   ===========

     Significant components of Concours' deferred tax assets (liabilities) at December 31, 1998 and 1999, were as follows:

                                                                1998          1999
                                                             -----------   -----------
Federal net operating loss carryforwards...................  $ 1,437,387   $ 2,705,957
Foreign net operating loss carryforwards...................      336,194     1,405,688
Depreciation and amortization..............................         (569)       18,824
Deferred revenue...........................................      193,422       121,732
Other items, net...........................................       59,757       216,925
                                                             -----------   -----------
          Total deferred tax assets........................    2,026,191     4,469,126
Deferred tax valuation allowance...........................   (2,026,191)   (4,469,126)
                                                             -----------   -----------
          Net deferred tax assets..........................  $        --   $        --
                                                             ===========   ===========

6. EMPLOYEE BENEFIT PLAN:

     In 1997, Concours adopted the Concours Group 401(k) Plan (the Plan), a qualified retirement plan covering all of Concours' employees who are at least 21 years of age. Pursuant to the Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the Plan. The Plan permits, but does not require, additional matching contributions by Concours on behalf of all participants in the Plan. No contributions have been made to the Plan by Concours.

7. COMMITMENTS AND CONTINGENCIES:

  Operating Leases

     Concours leases office space and equipment under long-term noncancelable operating leases that expire at various dates through 2002. Rent expense for all operating leases for the period from inception (January 22, 1997) through December 31, 1997, and for the years ended December 31, 1998 and 1999,

                            THE CONCOURS GROUP, INC.

was $94,221, $154,510 and $341,040, respectively. As of December 31, 1999,
Concours had the following rental commitments under non-cancelable operating leases:

Year ending December 31--
  2000..................................................   $  289,400
  2001..................................................      240,708
  2002..................................................      197,067
  2003..................................................      113,433
  2004..................................................      113,433
  Thereafter............................................       89,830
                                                           ----------
          Total.........................................   $1,043,871
                                                           ==========

  Claims

     Concours is from time to time subject to legal proceedings and claims which arise in the normal course of business. In the opinion of management, after consultation with legal counsel, the amount of the ultimate liability with respect to these actions will not have a material adverse effect on Concours' financial position or results of its operations.

8. STOCKHOLDERS' EQUITY:

  Series A Convertible Preferred Stock

     During 1997 and 1998, Concours issued 1,500,000 shares and 310,000 shares, respectively, of Series A convertible preferred stock (Series A Preferred Stock) for net cash proceeds of $1,290,000 and $2,790,000, respectively. Each share of Series A Preferred Stock may be converted, at the option of the holder, into one share of common stock. The holders of Series A Preferred Stock have voting rights identical to those of holders of common stock based on the resulting shares of common stock which could be acquired upon conversion. The conversion ratio is subject to adjustment, as defined in the certificate of designation, upon the occurrence of specified events that would be dilutive in nature. Holders of Series A Preferred Stock are entitled to liquidation preferences over holders of common stock. The Series A Preferred Stock is automatically convertible into common stock upon consummation of an initial public offering of Concours common stock.

  Series B Convertible Redeemable Preferred Stock

     Effective February 29, 2000, Concours sold a total of 1,546,784 shares of Series B convertible redeemable preferred stock (Series B Preferred Stock), par value $0.01 per share, for $15.0 million before offering costs of $0.6 million.

     Under the terms of the amended and restated certificate of designation of the powers, rights and preferences of both the Series A and Series B Preferred Stock, the convertible preferred stock has the following characteristics:

     Dividends -- Holders of Series A and Series B Preferred Stock shall be entitled to receive dividends at a cumulative rate of 8 percent per annum of the original purchase price per share of such stock payable only in Series A and Series B Preferred Stock. Such dividend shall be payable only if a registration statement covering Concours' initial public offering of its common stock is not declared effective before the end of 2000. No dividends or other distributions may be declared or paid on the common stock until any and all dividends declared on the Series A and Series B Preferred Stock have been paid in full.

     Liquidation Preference -- In the event of any liquidation, dissolution or winding up of Concours, the holders of Series A and Series B Preferred Stock shall be entitled to receive, in preference to the common

                            THE CONCOURS GROUP, INC.

stockholders, for each respective class of convertible preferred stock, an amount per share equal to the sum of the aggregate consideration paid for the stock (including contributions to capital made pro rata by all of the holders of stock) plus the aggregate amount of all accrued but unpaid dividends, divided by the number of shares of stock outstanding. After liquidation preferences have been paid to the holders of Series A Preferred Stock and then to the holders of Series B Preferred Stock, the remaining assets of Concours shall be distributed to the holders of common stock, and the holders of Series A and Series B Preferred Stock, ratably on an as-converted basis. The aggregate liquidation preference of Series A and Series B Preferred Stock is $19.3 million at February 29, 2000.

     Voting Rights -- Each holder of the Series A and Series B Preferred Stock shall have the same voting rights and vote with the holders of common stock with respect to every matter voted on by the holders of the common stock.

     Conversion -- Each share of Series A and Series B Preferred Stock may be converted at any time at the option of the holder into one share of common stock, subject to adjustment upon the occurrence of specified events that would be dilutive in nature. Upon the consummation of a public offering of Concours' common stock, all issued and outstanding shares of Series A and Series B Preferred Stock automatically convert into common stock.

     Redemption -- At any time after the fifth anniversary of the original issuance of the Series B Preferred Stock and at the written request of a least 66 2/3 percent of the holders of the then outstanding shares of each of the Series A and Series B Preferred Stock, Concours will redeem all of the shares of the Series A and/or Series B Preferred Stock, as applicable, within one year subsequent to the date the redemption election is received by Concours.

  Common Stock

     On February 1, 2000, Concours issued 750,000 shares of common stock for $6.0 million to Concours' largest stockholder. A portion of these funds was used to repay a $1.0 million bank line of credit (see Note 4).

     The holders of the common stock are entitled to receive dividends when and as declared by the board of directors. Under the terms of a voting trust agreement (the voting trust) and a voting agreement, as amended (the voting agreement), the majority of the common stockholders are subject to certain rights of the trustee including the right to exercise all stockholders' voting rights and powers and the right to elect three members of the board of directors. Concours' president and chief executive officer is serving as the trustee through the year 2019. The voting trust and the voting agreement terminate upon the consummation of a qualified initial public offering of Concours' common stock.

  Notes Receivable from Employees

     During 1998, Concours entered into two promissory notes receivable totaling $390,000 in connection with the issuance of 340,000 shares of common stock to two employees. The full-recourse notes were noninterest-bearing, were secured by a pledge of the shares acquired and the employees' other assets and were payable in full by January 2001. During 1998, one of the notes was reduced by $150,000 upon the receipt by Concours of 150,000 shares of Concours' common stock in which the employee was not vested. The remaining portions of the notes were collected in 1998 and 1999.

  Stock Option Plans

     Concours has adopted the 1997 Stock Option Plan, the 1998 Stock Option Plan, the 1998 European Equity Compensation Plan and the 1999 Stock Option Plan which provides for the issuance of 2,435,857 shares to employees, consultants, advisors and directors of Concours. Under all stock option

                            THE CONCOURS GROUP, INC.

plans, Concours grants to the optionee an incentive option to purchase shares of Concours' common stock that expires 10 years from the date of grant. The incentive options become exercisable at annual increments of 25 percent beginning on the first anniversary of the grant date. A portion of these options are subject to certain acceleration provisions including a change of control of Concours and the completion of a public offering of Concours' stock.

     A summary of the combined balance of the stock option plans as of December 31, 1997, 1998 and 1999, and the activity during the periods then ended was as follows:

                                                            OUTSTANDING           EXERCISABLE
                                                        --------------------   ------------------
                                                                    WEIGHTED             WEIGHTED
                                                                    AVERAGE              AVERAGE
                                             SHARES                 EXERCISE             EXERCISE
                                            RESERVED     SHARES      PRICE     SHARES     PRICE
                                           ----------   ---------   --------   -------   --------
Balance, at inception (January 1997).....          --          --    $  --     $    --    $  --
  Shares reserved........................     460,857          --       --
  Granted................................    (432,500)    432,500     1.00
                                           ----------   ---------
Balance, December 31, 1997...............      28,357     432,500     1.00          --       --
  Shares reserved........................   1,975,000          --
  Granted................................  (1,036,500)  1,036,500     2.08
  Exercised..............................          --      (2,500)    1.00
  Canceled or forfeited..................      93,750     (93,750)    1.00
                                           ----------   ---------
Balance, December 31, 1998...............   1,060,607   1,372,750     1.82     105,625     1.00
  Granted................................    (610,000)    610,000     4.08
  Exercised..............................          --      (5,000)    1.94
  Canceled or forfeited..................     214,125    (214,125)    2.37
                                           ----------   ---------
Balance, December 31, 1999...............     664,732   1,763,625     2.53     408,125     1.54
                                           ==========   =========

     Concours follows SFAS No. 123 which permits Concours to use the method of accounting for employee stock options specified in Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB Opinion No. 25, Concours recognizes as compensation expense the excess of the estimated fair value of the common stock issuable upon exercise of such options over the aggregate exercise price of such options at the date of grant. Any resulting compensation expense is amortized ratably over the vesting period of each option. The compensation expense resulting from such options was $38,391 and $182,022 during the years ended December 31, 1998 and 1999, respectively.

     For stock options issued through December 31, 1999, Concours expects to record future amortization expense for deferred compensation, as follows:
$250,693 during 2000, $250,693 during 2001, $212,302 during 2002 and $68,671 during 2003. The amount of compensation expense to be recorded in future periods would decrease if unvested options for which deferred compensation has been recorded are subsequently canceled.

     Since Concours accounts for the stock option plans under APB Opinion No. 25 and related interpretations, no compensation cost has been recognized for grants with exercise prices equal to or in excess of fair value at the grant date. Had compensation expense for these plans been determined using the fair value method as set forth in SFAS No. 123, Concours' pro forma net loss and net loss per share (basic and diluted) would have increased to $(981,303) and $(0.43), respectively, in 1997, $(5.9 million) and $(1.78), respectively, in 1998 and $(7.9 million) and $(2.50), respectively, in 1999. The pro forma effects for fiscal 1997, 1998 and 1999 are not necessarily indicative of the pro forma effects in future years.

                            THE CONCOURS GROUP, INC.

The weighted average fair value of options granted was $0.80, $1.65 and $3.27 during 1997, 1998 and 1999, respectively. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 1997, 1998 and 1999: expected volatility of 69.92 percent; risk-free interest rates of 5.84 percent,
4.86 percent and 5.48 percent, respectively; and expected lives of 10 years.

     The number and weighted average fair value of options granted in 1997, 1998 and 1999 was as follows:

                                  1997                    1998                   1999
                          ---------------------   --------------------   --------------------
                                      WEIGHTED               WEIGHTED               WEIGHTED
                                      AVERAGE                AVERAGE                AVERAGE
                           SHARES    FAIR VALUE   SHARES    FAIR VALUE   SHARES    FAIR VALUE
                          --------   ----------   -------   ----------   -------   ----------
Option price equals fair
  market value..........   432,500     $0.80      699,000     $2.07      210,500     $2.23
Option price greater
  than fair market
  value.................        --        --           --        --      135,000      4.00
Option price less than
  fair market value.....        --        --      337,500      0.79      264,500      3.73

     The following table summarizes information about fixed-price stock options outstanding at December 31, 1999:

                    OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
------------------------------------------------------------   ----------------------------
                                 WEIGHTED
                                  AVERAGE
                                 REMAINING
                                CONTRACTUAL      WEIGHTED                       WEIGHTED
   RANGE OF       OUTSTANDING      LIFE          AVERAGE       EXERCISABLE      AVERAGE
EXERCISE PRICES     SHARES      (IN YEARS)    EXERCISE PRICE     SHARES      EXERCISE PRICE
---------------   -----------   -----------   --------------   -----------   --------------
$1.00-$2.50          831,000        8.45          $1.26          314,250         $1.30
$2.51-$5.00          932,625        9.10           3.67           93,875          2.82
                   ---------                                     -------
$1.00-$5.00        1,763,625        8.80           2.53          408,125          1.54
                   =========                                     =======

     From January through March 1, 2000, Concours granted employees additional options under the above plans to purchase 586,350 shares of common stock at exercise prices equal to the fair value at the date of grant that ranged from $8.00 to $10.00 per share.

9. ACQUISITION:

     On November 18, 1999, Concours acquired Inforesma, a Swedish provider of subscription-based multi-client programs, for approximately $118,000 in cash and the issuance of 25,000 shares of common stock. The acquisition was accounted for as a purchase and, accordingly, the total purchase price of $293,000 was allocated to the assets acquired and liabilities assumed based on their respective fair values. In conjunction with the acquisition, the former owner entered into a two-year non-compete agreement with Concours.

10. SEGMENT AND GEOGRAPHICAL INFORMATION:

     Management evaluates the performance of Concours' operations under two separate business segments, consulting and continuous service and other, the latter of which includes multi-client programs, subscription-based research programs and individual research projects. The two segments are managed separately because each business provides a different type of service, utilizes different cost structures and billing methods and requires different resources and marketing strategies. Components of net loss include

                            THE CONCOURS GROUP, INC.

all costs directly associated with generating revenue for each of the operating segments. Certain costs including corporate overhead, maintaining a dedicated sales force, direct mailings and interest expense have not been included as management does not allocate these expenses in assessing segment performance.

     Concours operates principally in the United States, with operations in various locations in Europe. Revenue derived from Europe represented approximately 10 percent of total revenue for the year ended December 31, 1999. Prior to 1999, revenue generated in foreign countries was not significant to Concours' operations. Concours' foreign operations are subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

     No single customer accounted for 10 percent or more of total revenue for the periods ended December 31, 1998 and 1999. In 1997, one customer accounted for more than 10 percent of revenue.

     Financial information for the reportable segments for the period from inception (January 22, 1997) through December 31, 1997, and for the years ended December 31, 1998 and 1999, was as follows:

                                                  1997          1998           1999
                                               -----------   -----------   ------------
Revenue --
  Consulting.................................  $ 4,877,641   $ 8,528,990   $ 15,737,811
  Continuous services........................    3,934,352     7,422,401     10,342,584
                                               -----------   -----------   ------------
                                               $ 8,811,993   $15,951,391   $ 26,080,395
                                               ===========   ===========   ============
Net income (loss) --
  Consulting.................................  $ 1,374,227   $   638,633   $  1,899,601
  Continuous services........................      432,375       210,987      1,195,127
  All other..................................   (2,780,383)   (6,514,762)   (10,271,309)
                                               -----------   -----------   ------------
                                               $  (973,781)  $(5,665,142)  $ (7,176,581)
                                               ===========   ===========   ============
Identifiable assets --
  Consulting.................................  $ 1,156,428   $ 2,335,863   $  3,665,691
  Continuous services........................    1,148,227     1,685,212      3,656,359
  All other..................................    1,752,971     1,782,587      1,525,578
                                               -----------   -----------   ------------
                                               $ 4,057,626   $ 5,803,662   $  8,847,628
                                               ===========   ===========   ============
Depreciation and amortization --
  Consulting.................................  $    16,518   $    48,535   $     84,470
  Continuous services........................        9,771        16,610         46,159
  All other..................................       34,282       126,561        197,139
                                               -----------   -----------   ------------
                                               $    60,571   $   191,706   $    327,768
                                               ===========   ===========   ============
Capital expenditures --
  Consulting.................................  $    94,416   $   126,958   $     96,002
  Continuous services........................       32,324        34,202         10,663
  All other..................................      221,767       378,280        291,359
                                               -----------   -----------   ------------
                                               $   348,507   $   539,440   $    398,024
                                               ===========   ===========   ============

                            THE CONCOURS GROUP, INC.

     Geographical information for the reportable segments for the period from inception (January 22, 1997) through December 31, 1997, and for the years ended December 31, 1998 and 1999, was as follows:

                                                    1997         1998          1999
                                                 ----------   -----------   -----------
Revenue --
  United States................................  $8,811,993   $15,851,070   $23,371,961
  Europe.......................................          --       100,321     2,708,434
                                                 ----------   -----------   -----------
                                                 $8,811,993   $15,951,391   $26,080,395
                                                 ==========   ===========   ===========
Identifiable long-lived assets --
  United States................................  $  287,936   $   491,288   $   554,320
  Europe.......................................          --       138,393       158,857
                                                 ----------   -----------   -----------
                                                 $  287,936   $   629,681   $   713,177
                                                 ==========   ===========   ===========

11. SUBSEQUENT EVENTS (UNAUDITED):

  Acquisition

     On February 29, 2000, Concours purchased all of the outstanding shares of stock of Cepro AB (Cepro), a Swedish consulting firm, from Cepro's stockholders in exchange for a total of 1,221,000 shares of Concours common stock valued at an estimated $10.00 per share. Each employee of Cepro entered into an employment agreement as part of the acquisition.

     A total of 235,000 of the Concours shares issued to the selling Cepro stockholders are being held in escrow for three years as security for the indemnity given by the selling Cepro stockholders under the purchase agreement. These escrowed shares, and an additional 230,000 of the total shares, are subject to a repurchase right whereby Concours has the right to repurchase each former Cepro stockholder's portion of these shares at a price of $10.00 per share if the selling stockholder's employment is terminated before March 1, 2003. Because of the service period requirement related to the 465,000 shares that are subject to Concours' right to repurchase, deferred compensation of $4.7 million has been recorded. The deferred compensation is being amortized over the three-year period through March 1, 2003.

  Registration Statement

     In March 2000, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting Concours to sell shares of its common stock to the public. Upon the consummation of this offering, the outstanding Series A and Series B Preferred Stock will convert into 3,356,784 shares of common stock.

  Pro Forma

     The following components of stockholders' equity (deficit) as of December 31, 1999, are adjusted here to reflect on a pro forma basis the Cepro acquisition and equity transactions, which include the issuance of common stock to Infologix (BVI) Ltd., Concours' largest stockholder, upon its conversion of convertible debt and its purchase of common stock for cash (see Notes 4 and 8) and the issuance of

                            THE CONCOURS GROUP, INC.

Series B Preferred Stock for cash (see Note 8), which occurred through February 29, 2000, and the conversion of all outstanding convertible preferred stock into common stock:

                                                               PRO FORMA
                                                               ADJUSTED
                                                             FOR THE CEPRO       PRO FORMA
                                                            ACQUISITION AND    ADJUSTED FOR
                                                                EQUITY         CONVERSION OF
                                                ACTUAL       TRANSACTIONS     PREFERRED STOCK
                                             ------------   ---------------   ---------------
Convertible redeemable preferred stock....   $         --    $ 14,400,000      $         --
                                             ============    ============      ============
Stockholders' equity (deficit) --
  Preferred stock.........................   $     18,100    $     18,100      $         --
  Common stock............................         33,859          61,624            95,191
  Deferred compensation...................       (782,357)     (5,432,357)       (5,432,357)
  Additional paid-in capital and other....      6,358,588      28,540,823        42,925,356
  Retained earnings (deficit).............    (13,815,504)    (13,815,504)      (13,815,504)
                                             ------------    ------------      ------------
          Total stockholders' equity
            (deficit).....................   $ (8,187,314)   $  9,372,686      $ 23,772,686
                                             ============    ============      ============
Shares of common stock....................      3,385,929       6,162,354         9,519,138
                                             ============    ============      ============

  Stock Option Plans

     Effective January 1, 2000, the board of directors of Concours adopted the 2000 Employee Stock Option Plan, the 2000 Senior Executive Performance Plan, the 2000 Director Stock Option Plan and the 2000 International Equity Compensation Plan. A total of 1,000,000; 175,000; 125,000 and 600,000 shares, respectively, have been reserved for issuance to employees, consultants, advisors, senior executives and directors under these plans. Options issued under the Employee Stock Option Plan and International Equity Compensation Plan are generally exercisable in installments of 25 percent per year beginning on the first anniversary date of the grant. Options issued under the Senior Executive Performance Plan and the 2000 Director Stock Option Plan are generally exercisable in installments of 33 1/3 percent per year beginning on the first anniversary date of the grant. Options expire 10 years from the date of grant. As of March 1, 2000, there were a total of 250,000 options issued under these plans at an exercise price of $8.00 per share.

                         REPORT OF INDEPENDENT AUDITORS

To The Board of Directors and Shareholders of Cepro AB:

     We have audited the consolidated financial statements, all expressed in Swedish kronor, of Cepro AB listed in the index to the financial statements on page F-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above, expressed in Swedish kronor, present fairly, in all material respects, the consolidated financial position of Cepro AB as of December 31, 1999 and 1998 and the consolidated results of operations and changes in financial position for each of the years then ended in conformity with accounting principles generally accepted in Sweden. For purposes of the Cepro AB financial statements, there are no significant differences between accounting principles generally accepted in Sweden and accounting principles generally accepted in the United States.

Stockholm, Sweden
February 17, 2000

DELOITTE & TOUCHE AB

                                    CEPRO AB

                         CONSOLIDATED INCOME STATEMENTS
                             (IN THOUSANDS OF SEK)

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
OPERATING INCOME
Net sales...................................................   56,176    52,688
Change of work in progress (Note 9).........................       --    (1,314)
                                                              -------   -------
          Total operating income............................   56,176    51,374
OPERATING EXPENSES
Other external expenses.....................................  (36,703)  (30,297)
Personnel expenses (Note 3).................................  (18,413)  (19,371)
Depreciation of goodwill and equipment (Note 2, 5, 6).......     (826)     (759)
                                                              -------   -------
OPERATING INCOME............................................      234       947
RESULTS FROM FINANCIAL INVESTMENTS
Interest income and other financial items...................       40        65
Interest expense and other financial expenses...............      (30)       (6)
                                                              -------   -------
INCOME AFTER FINANCIAL ITEMS................................      244     1,006
Taxes (Note 4)..............................................     (156)     (383)
                                                              -------   -------
          Net Income........................................       88       623
                                                              =======   =======

                                    CEPRO AB

                          CONSOLIDATED BALANCE SHEETS
                             (IN THOUSANDS OF SEK)

                                     ASSETS

                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
FIXED ASSETS
Intangible assets
  Goodwill (Note 5).........................................      26       91
Tangible assets
  Equipment (Note 6)........................................   1,541    1,769
Financial assets
  Minority-owned company (Note 8)...........................      14       14
  Other long-term securities................................      36       36
                                                              ------   ------
                                                                  50       50
                                                              ------   ------
          Total fixed assets................................   1,617    1,910
                                                              ------   ------
CURRENT ASSETS
Work in progress (Note 9)...................................      --    1,158
Current receivables
  Accounts receivable.......................................   9,170    7,248
  Other receivables.........................................     123      244
  Income tax receivable.....................................      63       --
  Prepaid expenses and accrued income (Note 10).............   4,220    2,073
                                                              ------   ------
          Total current receivables.........................  13,576    9,565
Cash and bank balances......................................   1,479    3,857
                                                              ------   ------
          Total current assets..............................  15,055   14,580
                                                              ------   ------
          Total assets......................................  16,672   16,490
                                                              ======   ======

                           EQUITY AND LIABILITIES
EQUITY
Restricted equity
  Share capital, 5,750 shares at par value SEK 100..........     575      575
  Other restricted reserves.................................     546      277
                                                              ------   ------
     Total restricted equity................................   1,121      852
Unrestricted equity
  Non-restricted reserves...................................   1,991    1,637
  Profit for the year.......................................      88      623
                                                              ------   ------
     Total unrestricted equity..............................   2,079    2,260
          Total equity......................................   3,200    3,112
Minority interests..........................................      16       15
Deferred tax liabilities....................................     341      677
CURRENT LIABILITIES
  Accounts payable -- trade.................................   3,928    2,536
  Income tax payable........................................      --      567
  Other liabilities.........................................   4,245    2,722
  Accrued expenses and prepaid income (Note 11).............   4,942    6,861
                                                              ------   ------
          Total current liabilities.........................  13,115   12,686
                                                              ------   ------
          Total equity and liabilities......................  16,672   16,490
                                                              ======   ======
Memorandum items
Pledged assets (Note 12)....................................   2,502    2,502
Contingent liabilities......................................    None     None

                                    CEPRO AB

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                             (IN THOUSANDS OF SEK)

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                               1999    1998
                                                              ------   -----
OPERATIONS
Income after financial items................................     244   1,006
Depreciation................................................     826     759
Capital gain/loss included in operating income..............      --      76
Taxes paid..................................................    (498)   (560)
                                                              ------   -----
Cash flow from operations excluding change in operating
  assets and liabilities....................................     572   1,281
Change in operating assets and liabilities
  Change in accounts receivable.............................  (1,922)     22
  Change in work in progress................................   1,158   1,012
  Change in other current assets............................  (2,089)   (539)
  Change in current liabilities.............................     429   2,866
                                                              ------   -----
Cash flow from operations...................................  (1,852)  4,642
INVESTMENTS
Equipment...................................................    (527)   (719)
                                                              ------   -----
Cash flow from investments..................................    (527)   (719)
Total cash flow from operations and investments.............  (2,379)  3,923
FINANCING
Change in long-term loans...................................      --    (389)
Change in minority interests................................       1      --
                                                              ------   -----
Cash flow from financing....................................       1    (389)
Total cash flow.............................................  (2,378)  3,534
Liquid funds at beginning of year...........................   3,857     323
                                                              ------   -----
Liquid funds at year-end....................................   1,479   3,857
                                                              ======   =====

                                    CEPRO AB

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (IN THOUSANDS OF SEK)

                                                                        RESTRICTED   RETAINED
                                                        SHARE CAPITAL    RESERVES    EARNINGS   TOTAL
                                                        -------------   ----------   --------   -----
BALANCE AT DECEMBER 31, 1997..........................       575            52        1,862     2,489
Redistribution between restricted and non-restricted
  reserves............................................        --           216         (216)       --
Profit allocation.....................................        --             9           (9)       --
Net income............................................        --            --          623       623
                                                             ---           ---        -----     -----
BALANCE AT DECEMBER 31, 1998..........................       575           277        2,260     3,112
Redistribution between restricted and non-restricted
  reserves............................................        --           215         (215)       --
Profit allocation.....................................        --            54          (54)       --
Net income............................................        --            --           88        88
                                                             ---           ---        -----     -----
BALANCE AT DECEMBER 31, 1999..........................       575           546        2,079     3,200
                                                             ===           ===        =====     =====

                                    CEPRO AB

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  BUSINESS AND ORGANIZATION

     Cepro AB (the parent company) and its majority owned subsidiaries (see Note
7) (together with the parent company, the "Group") provide management consulting services in Sweden and employ directly and indirectly approximately 40 consultants who help businesses in areas such as strategic planning, financial analysis, marketing, information management and executive and organizational development. Cepro AB is governed by a Board of Directors (the Board) and the managing director is the primary operating officer for the Group.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     The accounting principles applied are in accordance with the Annual Accounts Act and recommendations and statements from the Swedish Accounting Standards Board, the Swedish Financial Accounting Standards Council and the Swedish Institute of Authorized Public Accountants (FAR).

     The following valuation and translation principles were applied in preparing these financial statements:

  Consolidated financial statements

     The income statement and balance sheets for the Group include all companies in which the parent company at year-end directly or indirectly owned more than 50% of the voting rights. All significant intercompany transactions have been eliminated.

  Currency

     All amounts contained in these financial statements are stated in Swedish kronor. For convenience, the conversion rates from Swedish kronor to U.S. dollar at December 31, 1999 and for the 1999 yearly average were 1.00 SEK to 0.1170 U.S. dollars and 1.00 SEK to 0.1210 U.S. dollars, respectively.

  Net Sales

     Net sales is comprised primarily of revenue from professional fees and reimbursable out-of-pocket expenses from consulting services. Consulting engagements are typically priced on a time and materials basis. Revenue from such fees is recognized as the services are provided.

  Personnel expenses and other external expenses

     Personnel expenses include salaries, payroll taxes, pension expense, education costs and costs for personnel welfare. Other external expenses include fees billed for services provided by consultants, office expenses such as rent and supplies, advertising, printing and other operating costs.

  Purchase method

     The consolidated financial statements are prepared according to the recommendation 1:96 from the Swedish Financial Accounting Standards Council. All acquisitions of companies were accounted for according to the purchase method, whereby the assets and liabilities in a subsidiary on the date of acquisition are evaluated to determine the acquisition value to the Group. Any differences between the acquisition price and the acquisition value are reported as goodwill.

  1996 Merger

     A merger was carried out in 1996 (the 1996 merger). Deferred taxes were recorded related to untaxed profits of the merged company.

                                    CEPRO AB

  Minority-owned company

     The minority-owned company is accounted for at cost. The equity method is not used because the results are not significant (see Note 8).

  Tangible fixed assets

     Tangible fixed assets are accounted for at acquisition cost less accumulated depreciation based on the assets acquisition value and estimated economic life.

     Depreciation is recorded based on the following useful lives as follows:

Goodwill....................................................  4 years
Equipment...................................................  5 years

  Receivables

     Receivables are recorded net of reserves for bad debts.

  Social Fees

     Social fees are amounts paid to the Swedish government for health insurance, contributions to the national pension fund, supplementary pension fees, labor market fees and payroll taxes.

  U.S. GAAP

     Information with respect to U.S. GAAP (Generally Accepted Accounting Principles in the United States) is given in Note 13.

NOTE 3  AVERAGE NUMBER OF EMPLOYEES, SALARIES, REMUNERATIONS AND SOCIAL FEES

  Average number of employees

                                                          1999                     1998
                                                 ----------------------   ----------------------
                                                 NUMBER OF   PERCENTAGE   NUMBER OF   PERCENTAGE
                                                 EMPLOYEES     OF MEN     EMPLOYEES     OF MEN
                                                 ---------   ----------   ---------   ----------
Parent company.................................     20           59%         15           53%
Subsidiaries...................................      6          100%          7          100%
                                                    --          ---          --          ---
          Total................................     26           68%         22           68%
                                                    ==          ===          ==          ===

  Salaries, remunerations and social fees

                                                     1999                         1998
                                          --------------------------   --------------------------
                                          SALARIES AND   SOCIAL FEES   SALARIES AND   SOCIAL FEES
                                             OTHER        (PENSION        OTHER        (PENSION
                                          REMUNERATION      COST)      REMUNERATION      COST)
                                          ------------   -----------   ------------   -----------
Parent company..........................      6,181         3,679          8,033         3,365
                                                           (1,051)                        (550)
Subsidiaries............................      4,552         2,547          3,906         2,529
                                                             (829)                        (988)
                                             ------        ------         ------        ------
          Total for the Group...........     10,733         6,226         11,939         5,894
                                                           (1,880)                      (1,538)

                                    CEPRO AB

  Salaries and other remunerations distributed to Board members, the managing director and other employees

                                                       1999                             1998
                                           ----------------------------   --------------------------------
                                            THE    MANAGING     OTHER                 MANAGING     OTHER
                                           BOARD   DIRECTOR   EMPLOYEES   THE BOARD   DIRECTOR   EMPLOYEES
                                           -----   --------   ---------   ---------   --------   ---------
                                           (BONUS PAYMENT)                  (BONUS PAYMENT)
Parent company...........................   141        0        6,040        107          0        7,926
                                             (0)      (0)                     (0)        (0)
                                            ---       --       ------        ---         --       ------
Total parent company.....................   141        0        6,040        107          0        7,926
Subsidiaries.............................   359        0        4,193        356          0        3,550
                                             (0)      (0)                     (0)        (0)
                                            ---       --       ------        ---         --       ------
Total subsidiaries.......................   359        0        4,193        356          0        3,550
                                             (0)      (0)                     (0)        (0)
                                            ---       --       ------        ---         --       ------
Total for the Group......................   500        0       10,233        463          0       11,476
                                             (0)      (0)                     (0)        (0)

     Cepro has no pension costs or pension commitments regarding the Board and the managing director.

     According to an agreement regarding severance pay, Cepro's managing director has the right to a remuneration amounting to 12 months' salary.

NOTE 4  TAXES

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Corporation tax.............................................  (459)   (556)
Acquired untaxed reserves related to the 1996 merger:
  Tax equalization reserve resolved.........................   120     120
  Write-down of merger regulation account...................   (86)    (86)
  Deferred tax on work in progress..........................    --     222
  Change in untaxed reserves................................   269     (83)
                                                              ----    ----
          Total.............................................  (156)   (383)
                                                              ====    ====

NOTE 5  GOODWILL

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Acquisition value...........................................   259     259
                                                              ----    ----
Beginning depreciation......................................  (168)   (112)
Depreciation expense for the year...........................   (65)    (56)
                                                              ----    ----
Accumulated depreciation....................................  (233)   (168)
                                                              ----    ----
          Net book value....................................    26      91
                                                              ====    ====

                                    CEPRO AB

NOTE 6  EQUIPMENT

                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
Acquisition value...........................................   5,074    4,731
Purchases...................................................     527      719
Sales/disposals.............................................    (200)    (376)
                                                              ------   ------
Accumulated acquisition value...............................   5,401    5,074
                                                              ------   ------
Beginning depreciation......................................  (3,305)  (2,909)
Sales/disposals.............................................     200      307
Depreciation expense for the year...........................    (755)    (703)
                                                              ------   ------
Accumulated depreciation....................................  (3,860)  (3,305)
                                                              ------   ------
          Net book value....................................   1,541    1,769
                                                              ======   ======

NOTE 7  PARTICIPATION IN CONSOLIDATED SUBSIDIARIES

NAME OF THE COMPANY                                    REGISTRATION NUMBER   REGISTERED OFFICE
-------------------                                    -------------------   -----------------
Cepro Executive Systems AB...........................      556438-7784           Stockholm
Cepro Partner AB.....................................      556327-6467           Stockholm
Hjarntrusten i Stockholm AB..........................      556369-6458           Stockholm
Cepro KB.............................................      969615-6109           Stockholm

                                                    POSSESSION, EXTENT    POSSESSION, VALUE
                                                   --------------------   -----------------
                                                   NUMBER OF   SHARE OF   BOOKED    BOOKED
NAME OF COMPANY                                     SHARES     EQUITY %    VALUE     VALUE
---------------                                    ---------   --------   -------   -------
Cepro Executive Systems AB.......................     600        100%       473       473
Cepro Partner AB.................................    1000        100%       100       100
Hjarntrusten i Stockholm AB......................    1000        100%       100       100
Cepro KB.........................................      20         56%         0         0
                                                                            ---       ---
                                                                            673       673
                                                                            ===       ===

NOTE 8  MINORITY-OWNED COMPANY

NAME OF THE COMPANY                                    REGISTRATION NUMBER   REGISTERED OFFICE
-------------------                                    -------------------   -----------------
Hjarntrusten Foretagsutveckling AB...................      556223-4012           Karlstad

POSSESSION, EXTENT

                                                             NUMBER OF   SHARE OF
NAME OF COMPANY                                               SHARES     EQUITY %   COST
---------------                                              ---------   --------   ----
Hjarntrusten Foretagsutveckling AB.........................     130         13%      14

                                    CEPRO AB

NOTE 9  WORK IN PROGRESS

     Work in progress regarding fees earned not invoiced are accounted for at the invoiced amount as follows:

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              ----   ------
Uninvoiced fees.............................................   --     3,262
Accrued expenses............................................   --    (1,885)
                                                               --    ------
          Total.............................................   --     1,377
                                                               --    ------
Advance payments from customers.............................   --    (1,015)
Accrued expenses............................................   --       796
                                                               --    ------
          Total.............................................   --      (219)
                                                               --    ------
          Total work in progress............................    0     1,158
                                                               ==    ======

NOTE 10  PREPAID EXPENSES AND ACCRUED INCOME

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Prepaid rent................................................     --     591
Other items.................................................  4,045   1,482
Accrued income..............................................    175      --
                                                              -----   -----
          Total.............................................  4,220   2,073
                                                              =====   =====

NOTE 11  ACCRUED EXPENSES AND PREPAID INCOME

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Accrued salaries............................................  1,770   3,976
Accrued social costs........................................  1,322   1,392
Prepaid income..............................................  1,134     509
Other items.................................................    716     984
                                                              -----   -----
          Total.............................................  4,942   6,861
                                                              =====   =====

NOTE 12  PLEDGED ASSETS

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Chattel mortgages...........................................  2,500   2,500
Deposits....................................................      2       2
                                                              -----   -----
          Total.............................................  2,502   2,502
                                                              =====   =====

NOTE 13  CONSOLIDATED FINANCIAL STATEMENTS ACCORDING TO U.S. GAAP

     With respect to the consolidated financial statements for Cepro, there are no significant differences between Swedish and U.S. GAAP.

                              [INSIDE BACK COVER]

                           [Description Of Art Work]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              SHARES

                            THE CONCOURS GROUP, INC.

                                  COMMON STOCK

                        [THE CONCOURS GROUP, INC. LOGO]

                                  ------------

                                   PROSPECTUS

                                           , 2000

                                  ------------

                              SALOMON SMITH BARNEY

                           U.S. BANCORP PIPER JAFFRAY

                            WILLIAM BLAIR & COMPANY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:

Securities and Exchange Commission registration fee.........   $   15,180
NASD filing fee.............................................   $    6,250
Nasdaq National Market listing fee..........................   $   90,000
Printing and engraving costs................................   $  250,000
Legal fees and expenses.....................................   $  600,000
Accounting fees and expenses................................   $  400,000
Blue Sky fees and expenses..................................   $   10,000
Registrar and Transfer Agent's fees.........................   $    5,000
Miscellaneous...............................................   $  150,000
                                                               ----------
          Total.............................................   $1,526,430
                                                               ==========

---------------

* To be provided by amendment

     We will pay all of the expenses to be incurred in connection with the issuance and distribution of the securities registered hereby.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATION OF LIABILITY FOR MONETARY DAMAGES

     Section 145(a) of the Delaware General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of an action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith, that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such
Section 145.

     Out certificate of incorporation provides that we shall indemnify certain persons, including officers, directors, employees and agents, to the fullest extent permitted by Section 145 of the DGCL of the State of Delaware. Reference is made to the Certificate of Incorporation filed as Exhibit 3.1. Our directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.

     Pursuant to the underwriting agreement for this offering, the underwriters are obligated, under certain circumstances, to indemnify officers, directors and controlling persons of Concours against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since its inception, Concours has issued the following securities without registration under the Securities Act. The information presented below does not reflect the conversion of all of our issued and outstanding Series A and Series B convertible preferred stock into common stock upon the closing of this offering.

     On January 10, 1997, in connection with the founding of Concours, we issued 100,000 shares of common stock to the chairman of the board for aggregate consideration of $1,000.

     In February 1997, a total of 1,614,287 shares of common stock were issued to founders of Concours, comprised of five individuals, three of whom were executive officers, and two entities, for an aggregate consideration of $16,142.87. One of these entities, which was also our largest stockholder, also purchased 1,500,000 shares of Series A convertible preferred stock for total consideration of $1,290,000.

     In March 1997, a total of 656,142 shares of common stock were issued to 10 holders, all but one of whom were executives, employees or consultants of Concours, for total consideration of $6,561.42.

     In May 1997, a total of 259,000 shares of common stock were issued to 14 employees and 11 other holders for a total consideration of $2,690.

     In August 1997, a total of 111,000 shares of common stock were issued to 6 individuals, all of whom were employees or consultants of Concours, for total consideration of $1,110.

     In October 1997, 3,000 shares of common stock were issued to one employee for consideration of $30.00.

     In December 1997, a total of 30,000 shares of common stock were issued to three individuals, all of whom were employees or their affiliates, for total consideration of $20,100.

     In January 1998, a total of 240,000 shares of common stock were issued to our largest stockholder for total consideration of $1.2 million. In that same month, 300,000 shares of common stock were issued to an incoming executive officer in exchange for a $300,000 promissory note, all of which was subsequently repaid by that officer's reconveyance of 200,000 shares of common stock to us, in connection with the cessation of his employment.

     In September 1998, one employee purchased 40,000 shares of common stock for total consideration of $90,000. In that same month, our largest stockholder purchased 310,000 shares of Series A convertible preferred stock for total consideration of $2,790,000.

     In December 1998, one employee purchased 2,500 shares of common stock for total consideration of $2,500 upon exercise of a stock option.

     In April 1999, one employee purchased 1,250 shares of common stock for total consideration of $1,250 upon exercise of a stock option.

     In November 1999, 25,000 shares of common stock were issued to the owner of the Swedish consulting firm Inforesma, a provider of subscription-based multi-client programs, in connection with its acquisition by Concours.

     In December 1999, 3,750 shares of common stock were issued to one employee for total consideration of $8,437.50 upon exercise of a stock option.

     In January 2000, two employees purchased a total of 3,000 shares of common stock for total consideration of $3,312.50 upon exercise of stock options.

     In February 2000, a total of 1,555,425 shares of common stock were issued to our largest stockholder in connection with the conversion into common stock of $4.0 million of convertible debt plus accrued and unpaid interest, which was deemed to be exempt from registration under the Act under the provisions of
Section 3(a)(9) thereof, and in connection with the purchase of 750,000 shares of common stock for total consideration of $6.0 million. This stockholder also received warrants to purchase 50,000 shares of common stock at an exercise price of $5.00 in consideration of cancellation of existing rights under a previous agreement.

     In February 2000, two employees purchased 14,000 shares of common stock for total consideration of $32,200 upon exercise of stock options.

     During February 2000, a total of 1,221,000 shares of common stock were issued to 46 European stockholders of Cepro AB in connection with its acquisition by Concours in a transaction deemed to be exempt from registration under the Act under the provisions of Regulation S.

     In February 2000, a total of 1,546,784 shares of Series B convertible preferred stock were issued to two institutional investors for total consideration of $15 million.

     Stock options to purchase 90,000 shares of common stock at an exercise price of $9.76 were also issued to an independent contractor in connection with the performance of services for Concours.

     Between inception and March 1, 2000, options to purchase an aggregate of 2,558,350 shares of our common stock have been issued and are outstanding under six of our stock option plans at exercise prices ranging from $1.00 to $10.00 per share with a weighted average exercise price of $3.01 per share for the 568,875 currently exercisable options as of March 1, 2000. As detailed above, options to purchase a total of 24,500 shares of common stock have been exercised for aggregate consideration of $47,700.

     There were no underwriters employed in connection with any of the transactions set forth in this Item 15 above.

     Unless other specific exemptions are otherwise noted above, all transactions described above were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) and/or Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering, and/or under Rule 701 as transactions pursuant to compensatory benefit plans. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to all such share certificates noting that such securities are deemed to be restricted securities under the Act, along with posting the restrictions of transfer on the Registrant's stock transfer books. All recipients either received adequate information about the registrant or had access through employment or other relationships to obtain such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

         *1.1            -- Form of Underwriting Agreement
          3.1            -- Amended and Restated Certificate of Incorporation of the
                            Registrant, dated February 28, 2000.
          3.2            -- First Amendment to the Restated Certificate of
                            Incorporation of the Registrant, dated March 15, 2000
          3.3            -- Amended and Restated Bylaws, dated March 10, 2000
          4.1            -- Amended and Restated Certificate of Designation of the
                            Powers, Rights and Preferences of the Series A
                            Convertible Preferred Stock and the Series B Convertible
                            Preferred Stock of the Registrant, dated February 28,
                            2000
          4.2            -- Form of Irrevocable Proxy
         *5.1            -- Opinion of Jenkens & Gilchrist, A Professional
                            Corporation, with respect to the legality of the
                            securities being registered
          8.1            -- Form of opinion of Jenkens & Gilchrist, A Professional
                            Corporation, as to tax matters
         10.1            -- Stock Purchase and Debt Conversion Agreement, dated
                            February 1, 2000
         10.2            -- Exchange Agreement by and among the Registrant and the
                            Shareholders of Cepro AB dated February 29, 2000
         10.3            -- Repurchase Rights Agreement by and among the Registrant and the Shareholders of Cepro AB, dated February 29, 2000
         10.4            -- 1997 Employee Stock Option Plan of the Registrant
         10.5            -- 1998 Employee Stock Option Plan of the Registrant
         10.6            -- 1999 Employee Stock Option Plan of the Registrant
         10.7            -- 2000 Employee Stock Option Plan of the Registrant
         10.8            -- 1998 European Equity Compensation Plan of the Registrant
         10.9            -- 2000 International Equity Compensation Plan of the
                            Registrant
         10.10           -- 2000 Senior Executive Performance Plan of the Registrant
         10.11           -- 2000 Director Stock Option Plan of the Registrant
         10.12           -- Form of Letter Agreement with Advisory Board Members
         10.13           -- Form of Noncompetition, Nonsolicitation and Nondisclosure
                            Agreement
         10.14           -- Amended and Restated Registration Rights Agreement by and
                            among the Registrant, Tallard B.V., Thayer Equity
                            Investors IV, L.P. and Thayer CGI Partners LLC, dated
                            February 28, 2000
         10.15           -- Investment Agreement by and between the Registrant,
                            Thayer Equity Investors IV, L.P. and Thayer GCI Partners
                            LLC, dated February 28, 2000
         21.1            -- Subsidiaries of the Registrant
         23.1            -- Consent of Arthur Andersen LLP
         23.2            -- Consent of Deloitte & Touche AB
         24.1            -- Power of Attorney (contained on Page II-6)
         27.1            -- Financial Data Schedule

---------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Houston, state of Texas, on the 17th day of March, 2000.

                                            THE CONCOURS GROUP, INC.

                                            By:   /s/ RONALD P. CHRISTMAN
                                              ----------------------------------
                                                     Ronald P. Christman
                                                 Chairman of the Board, Chief
                                                           Executive
                                                    Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below as a signatory to this registration statement constitutes and appoints Ronald P. Christman and Jeffrey J. Weiner, or either one of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated, in multiple counterparts with the effect of one original.

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

               /s/ RONALD P. CHRISTMAN                 Chairman of the Board, Chief     March 15, 2000
-----------------------------------------------------    Executive Officer and
                 Ronald P. Christman                     President

                 /s/ LYNN D. KEEHAN                    Executive Vice President and     March 9, 2000
-----------------------------------------------------    Director
                   Lynn D. Keehan

              /s/ NICHOLAS P. VITALARI                 Executive Vice President and     March 15, 2000
-----------------------------------------------------    Director
                Nicholas P. Vitalari

                /s/ JEFFREY J. WEINER                  Chief Financial Officer          March 16, 2000
-----------------------------------------------------
                  Jeffrey J. Weiner

               /s/ FREDRIK WALLENBERG                  Director                         March 11, 2000
-----------------------------------------------------
                 Fredrik Wallenberg

               /s/ LEONARD J. SOKOLOW                  Director                         March 15, 2000
-----------------------------------------------------
                 Leonard J. Sokolow

                  /s/ HANS LINDROTH                    Director                         March 15, 2000
-----------------------------------------------------
                    Hans Lindroth

                               INDEX TO EXHIBITS


         *1.1            -- Form of Underwriting Agreement
          3.1            -- Amended and Restated Certificate of Incorporation of the
                            Registrant, dated February 28, 2000.
          3.2            -- First Amendment to the Restated Certificate of
                            Incorporation of the Registrant, dated March 15, 2000
          3.3            -- Amended and Restated Bylaws, dated March 10, 2000
          4.1            -- Amended and Restated Certificate of Designation of the
                            Powers, Rights and Preferences of the Series A
                            Convertible Preferred Stock and the Series B Convertible
                            Preferred Stock of the Registrant, dated February 28,
                            2000
          4.2            -- Form of Irrevocable Proxy
         *5.1            -- Opinion of Jenkens & Gilchrist, A Professional
                            Corporation, with respect to the legality of the
                            securities being registered
          8.1            -- Form of opinion of Jenkens & Gilchrist, A Professional
                            Corporation, as to tax matters
         10.1            -- Stock Purchase and Debt Conversion Agreement, dated
                            February 1, 2000
         10.2            -- Exchange Agreement by and among the Registrant and the
                            Shareholders of Cepro AB dated February 29, 2000
         10.3            -- Repurchase Rights Agreement by and among the Registrant and the Shareholders of Cepro AB, dated February 29, 2000
         10.4            -- 1997 Employee Stock Option Plan of the Registrant
         10.5            -- 1998 Employee Stock Option Plan of the Registrant
         10.6            -- 1999 Employee Stock Option Plan of the Registrant
         10.7            -- 2000 Employee Stock Option Plan of the Registrant
         10.8            -- 1998 European Equity Compensation Plan of the Registrant
         10.9            -- 2000 International Equity Compensation Plan of the
                            Registrant
         10.10           -- 2000 Senior Executive Performance Plan of the Registrant
         10.11           -- 2000 Director Stock Option Plan of the Registrant
         10.12           -- Form of Letter Agreement with Advisory Board Members
         10.13           -- Form of Noncompetition, Nonsolicitation and Nondisclosure
                            Agreement
         10.14           -- Amended and Restated Registration Rights Agreement by and
                            among the Registrant, Tallard B.V., Thayer Equity
                            Investors IV, L.P. and Thayer CGI Partners LLC, dated
                            February 28, 2000
         10.15           -- Investment Agreement by and between the Registrant,
                            Thayer Equity Investors IV, L.P. and Thayer GCI Partners
                            LLC, dated February 28, 2000
         21.1            -- Subsidiaries of the Registrant
         23.1            -- Consent of Arthur Andersen LLP
         23.2            -- Consent of Deloitte & Touche AB
         24.1            -- Power of Attorney (contained on Page II-6)
         27.1            -- Financial Data Schedule

---------------

* To be filed by amendment.